UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

SEMI-ANNUAL REPORT

(From January 1, 2024 to June 30, 2024)

THIS IS A TRANSLATION OF THE SEMI-ANNUAL REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED AND CERTAIN NUMBERS WERE ROUNDED FOR THE CONVENIENCE OF READERS. REFERENCES TO “Q1”, “Q2”, “Q3” AND “Q4” OF A FISCAL YEAR ARE REFERENCES TO THE THREE-MONTH PERIODS ENDED MARCH 31, JUNE 30, SEPTEMBER 30 AND DECEMBER 31, RESPECTIVELY, OF SUCH FISCAL YEAR. REFERENCES TO “H1” OF A FISCAL YEAR ARE REFERENCES TO THE SIX-MONTH PERIOD ENDED JUNE 30 OF SUCH FISCAL YEAR. REFERENCES TO “~~W~~” ARE REFERENCES TO THE KOREAN WON.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. K-IFRS ALSO DIFFERS IN CERTAIN RESPECTS FROM THE INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

Attachment: 1. Financial Statements in accordance with K-IFRS

1.	Company

A.	Name and contact information

The name of our company is “EL-GI DISPLAY CHUSIK HOESA,” which shall be “LG Display Co., Ltd.” in English.

Our principal executive office is located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea, and our telephone number is +82-2-3777-1010. Our website address is http://www.lgdisplay.com.

B.	Credit rating

(1)	Corporate bonds (Domestic)

Subject instrument	Month of rating	Credit rating (1)	Rating agency (Rating range)

Corporate bonds	February 2022	A+	NICE Information Service Co., Ltd. (AAA ~ D)
June 2022
March 2023
	May 2023	A
June 2024
	February 2022	A+	Korea Investors Service, Inc. (AAA ~ D)
June 2022
August 2022
January 2023
	May 2023	A
June 2024
	June 2022	A+	Korea Ratings Corporation (AAA ~ D)
March 2023
	May 2023	A
June 2024

(1)	Domestic corporate bond credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition

Corporate bonds	AAA	Strongest capacity for timely repayment.
	AA+/AA/AA-	Very strong capacity for timely repayment. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category
	A+/A/A-	Strong capacity for timely repayment. This capacity may, nevertheless, be more vulnerable to adverse changes in circumstances or in economic conditions than is the case for higher rating categories.
	BBB+/BBB/BBB-	Capacity for timely repayment is adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity.
	BB+/BB/BB-	Capacity for timely repayment is currently adequate, but that there are some speculative characteristics that make the repayment uncertain over time.
	B+/B/B-	Lack of adequate capacity for repayment and speculative characteristics. Interest payment in time of unfavorable economic conditions is uncertain.
	CCC	Lack of capacity for even current repayment and high risk of default.
	CC	Greater uncertainties than higher ratings.
	C	High credit risk and lack of capacity for timely repayment.
	D	Insolvency.

(2)	Commercial paper

Subject instrument	Month of rating	Credit rating(1)	Rating agency (Rating range)

Commercial paper	January 2023	A2+	Korea Investors Service, Inc. (A1 ~ D)
	January 2023	A2+	NICE Information Service Co., Ltd. (A1 ~ D)
	June 2023	A2	Korea Investors Service, Inc. (A1 ~ D)
	June 2023	A2	NICE Information Service Co., Ltd. (A1 ~ D)
	December 2023	A2	NICE Information Service Co., Ltd. (A1 ~ D)
	December 2023	A2	Korea Investors Service, Inc. (A1 ~ D)

(1)	Domestic commercial paper credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition

Commercial paper	A1	Timely repayment capability is at the highest level.
	A2	Strong capacity for timely repayment, though slightly inferior than is the case for the highest rating category.
	A3	Capacity for timely repayment is acknowledged, though it may be influenced by short-term changes in external factors.
	B	Capacity for timely repayment is uncertain, displaying a high degree of speculative characteristics.
	C	Capacity for timely repayment is questionable and there is a high risk of default.
	D	Insolvency.

ø A ‘+’ or ‘-’ modifier may be attached to ratings A2 through B to differentiate ratings within broader rating categories.

C.	Capitalization

(1)	Change in capital stock (as of June 30, 2024)

(Unit: Won, Shares)

Date of Issuance	Method of Issuance	Details of the Shares Issued
		Type	Number of Shares	Par value per Share	Offering price per Share	Remarks
March 15, 2024	Paid-in capital increase (share rights offering to existing shareholders)	Common shares	142,184,300	~~W~~5,000	~~W~~9,090	Ratio of paid-in capital increase: 39.74%

(2)	Convertible bonds (as of June 30, 2024)

We have no outstanding convertible bonds as of June 30, 2024.

D.	Voting rights (as of June 30, 2024)

(Unit: share)

Description		Number of shares
A. Total number of shares issued(1):	Common shares(1)	500,000,000
	Preferred shares	—
B. Shares without voting rights:	Common shares	—
	Preferred shares	—
C. Shares subject to restrictions on voting rights pursuant to our articles of incorporation:	Common shares	—
	Preferred shares	—
D. Shares subject to restrictions on voting rights pursuant to regulations:	Common shares	—
	Preferred shares	—
E. Shares with restored voting rights:	Common shares	—
	Preferred shares	—
Total number of issued shares with voting rights (=A – B – C – D + E):	Common shares	500,000,000
	Preferred shares	—

(1)	Authorized: 500,000,000 shares

E.	Dividends

Dividends	for the three most recent fiscal years

Description (unit)		2024 H1	2023	2022
Par value (Won)		5,000	5,000	5,000
Profit (loss) for the year (million Won)(1)		(1,289,684)	(2,733,742)	(3,071,565)
Earnings (loss) per share (Won)(2)(3)		(2,917)	(7,177)	(8,064)
Total cash dividend amount for the period (million Won)		—	—	—
Total stock dividend amount for the period (million Won)		—	—	—
Cash dividend payout ratio (%)(4)		—	—	—
Cash dividend yield (%)(5)	Common shares	—	—	—
	Preferred shares	—	—	—
Stock dividend yield (%)	Common shares	—	—	—
	Preferred shares	—	—	—
Cash dividend per share (Won)	Common shares	—	—	—
	Preferred shares	—	—	—
Stock dividend per share (share)	Common shares	—	—	—
	Preferred shares	—	—	—

(1)	Based on profit for the year attributable to the owners of the controlling company.
(2)	Earnings per share is based on par value of ~~W~~5,000 per share and is calculated by dividing net income by weighted average number of common shares.
(3)

The number of outstanding common shares has increased due to our paid-in capital increase in the first quarter of 2024. The basic earnings (loss) per share and diluted earnings (loss) per share for the years ended December 31, 2023 and December 31, 2022 have been adjusted in consideration of the bonus element in a rights issue to our existing shareholders during the first quarter of 2024.

(4)	Cash dividend payout ratio is the percentage that is derived by dividing total cash dividend by profit for the year attributable to the owners of the controlling company.
(5)

Cash dividend yield is the percentage that is derived by dividing cash dividend by the arithmetic average of the daily closing prices of our common shares during the one-week period ending two trading days prior to the closing of the register of shareholders for the purpose of determining the shareholders entitled to receive annual dividends.

Historical dividend information

Number of consecutive years of dividends(1)		Average Dividend Yield(1)
Interim dividends	Annual dividends	Last 3 years	Last 5 years
—	—	0.94	0.56

(1)

The average dividend yield is calculated using the simple arithmetic average method, including the fiscal years in which no dividend was paid (dividends were paid with respect to fiscal year 2021 only based on the dividend resolution date).

F.	Matters relating to Articles of Incorporation

(1)	Change in Articles of Incorporation

Our current articles of incorporation were amended as of March 22, 2024 at the 39th annual general meeting of shareholders.

Articles Amended	Description of Amendments

(1)   Revision of Paragraph 5 of Article 9-2 (Number and Characteristics of Preferred Shares)

(2)   Deletion of Paragraph 6 of Article 10-2 (Stock Options) and re-numbering of previous Paragraph 7 to Paragraph 6

(3)   Revision of Article 11 (Record Date for Dividends on New Shares)

(4)   Revision of Paragraphs 1 and 2 of Article 12 (Suspension of Alteration of Register of Shareholders and Record Date)

(5)   Revision of Paragraph 5 of Article 15-2 (Issuance of Convertible Bonds)

(6)   Deletion of Paragraph 5 of Article 15-3 (Issuance of Bonds with Warrants)

(7)   Revision of Paragraph 2 of Article 36-2 (Composition of Audit Committee) and establishment of Paragraph 6

(8)   Revision of Paragraph 3 of Article 43 (Dividends)

(9)   Deletion of Paragraph 4 of Article 43-2 (Interim Dividends) and re-numbering of previous Paragraph 6 to Paragraph 5

(1)   To reflect an amendment to the Commercial Act, which removed the previous requirement that the record date for dividends on new shares must be set as the last day of the preceding fiscal year (Commercial Act Article 350, Paragraph 3) (Articles 9-2, 10-2, 11, 15-2, 15-3, 43-2)

(2)   To remove information regarding the closing of the shareholder registry (Article 12) pursuant to the implementation of the Act on Electronic Registration of Stocks, Bonds, Etc.

(3)   To adjust the minimum number of members of the Audit Committee in order to flexibly respond to situations where a prompt appointment of an Audit Committee member is necessary (Article 36-2, Paragraph 2).

(4)   To reflect the Ministry of Justice’s authoritative interpretation that, in order for a company to apply the relevant amendment to the Commercial Act that relaxes the quorum requirement when appointing a member of the Audit Committee through electronic voting, the articles of incorporation needs to have been amended beforehand (newly added Article 36-2, Paragraph 6).

(2)	Business Purpose (as of June 30, 2024)

Our business purpose under our articles of incorporation did not change during the reporting period ended June 30, 2024, and our current business purpose includes the following:

(as of June 30, 2024)

No.	Business Purpose	Whether Currently Engaged in by the Company
1	Research, development, production, sales and marketing of display and related products utilizing, among others, thin-film transistor liquid crystal display (“TFT-LCD”), low-temperature polycrystalline silicone (“LTPS”)-LCD and organic light-emitting diode (“OLED”) technologies	Yes
2	Research, development, production, sales and marketing of products utilizing solar energy	No, see note (1)
3	Research, development, production, sales and marketing of parts and equipment necessary for the development and production of products and technologies listed in items 1 and 2 above	Yes
4	Sale and purchase and lease of real estate	Yes
5	Other ancillary or supplemental businesses and investments relating to each of the businesses described above	Yes

(1)

Although the Company began to engage in research and development of products utilizing solar energy in 2007, due to the intense competition with Chinese companies in this sector and relative economic disadvantage of the Company’s technology, the Company decided to discontinue such business in 2010 and is currently not engaged in this business.

2.	Business

A.	Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of products that apply display technologies such as OLED and TFT-LCD. Sorting by major sales product category, television, IT products, mobile and other products, and “auto” products (comprising automotive display products) accounted for 23%, 42%, 26% and 9% of our total sales, respectively, in the first half of 2024. Our customers primarily consist of global set makers, and our top ten customers comprised 88% of our total sales revenue in the first half of 2024. As a company focused on exports, our overseas sales accounted for approximately 96% of our total sales in the first half of 2024. We have overseas sales subsidiaries located in the United States, Germany, Japan, Taiwan, China and Singapore.

We operate key production facilities in Korea, China and Vietnam, and as of June 30, 2024, our cumulative production capacity in 2024 year-to-date was approximately 3.2 million glass sheets, as converted into eighth-generation sheets (2200x2500mm). In order to expand our production capacity of differentiated and competitive products such as OLED panels, our total capital expenditures on a cash out basis was around ~~W~~3.5 trillion in 2023. In 2024, we expect to reduce our capital expenditure compared to 2023 to approximately in the ~~W~~2 trillion range.

The major raw materials for display panel production include glass, semiconductors, polarizers, organic matter, backlight units (“BLU”) and printed circuit boards (“PCB”), and the prices of our raw materials may fluctuate as a result of supply and demand in the market as well as changes in our purchase quantity.

The display industry to which we belong is highly affected by the global economic conditions. Given the characteristics of the display business, which requires large-scale investments, display panel prices may fluctuate due to an imbalance between supply and demand, which may affect our profitability. The sales performance of industry players is differentiated by not only the production capacity of each company but also other competitive differences arising from factors including technology, cost structure, product development capability, manufacturing efficiency, quality control and customer relationships, along with the price differentiation incorporating such factors. In addition, given the high proportion of our sales overseas, our sales of display panels are denominated mainly in U.S. dollars whereas our purchases of raw materials are denominated mainly in U.S. dollars, Japanese Yen and Chinese Yuan. Accordingly, our profit margins may be affected by changes in the exchange rates between the currencies. We strive to minimize the risk relating to foreign currency denominated assets, liabilities and operating cash flow due to exchange rate fluctuations.

Our research and development expenses represent approximately 10% of our sales, and we are continually creating customer value through systematic R&D activities for new products and technologies. Leveraging our competitive R&D activities, we are leading the display market by providing differentiated values in display panel products utilizing our OLED and TFT-LCD technologies for various uses including television, IT, mobile products and automobiles.

Consolidated operating results highlights

(Unit: In billions of Won)

	2024 H1	2023	2022
Sales Revenue	11,961	21,331	26,152
Gross Profit	831	345	1,124
Operating Profit (loss)	(563)	(2,510)	(2,085)
Total Assets	35,074	35,759	35,686
Total Liabilities	25,894	26,989	24,367

B.	Industry

(1)	Industry characteristics

•	From the supply perspective, the display panel industry is technology- and capital-intensive in nature and requires mass production through achieving an economy of scale.

•

From the demand perspective, the display panel industry tends to demonstrate a high level of volatility depending on the global macroeconomic conditions, major regional sales events and/or seasonal factors.

•

Though the display panel industry is currently facing risks of decreased consumption of related goods in the business-to-consumer sector and reduced investor confidence in the business-to-business sector due to ongoing uncertainty in the global macroeconomic environment, there are continued opportunities in the display market to meet changes in consumer lifestyle and specific consumer needs in the mid- to long-term.

•

In the market for television display panels, new opportunities from the growth of the ultra-large TV market are expected to arise with the increase of video content (including over-the-top services) and expanding uses of television (such as playing video games).

•

In the market for traditional IT products such as notebook and desktop monitors, growth opportunities for new offerings such as gaming products and portable products are expected to increase driven by lifestyle changes.

•

The growth in the market for smartphone products continues to be concentrated around high value-added products using plastic OLED display panels that offer superior performance through design flexibility, low-power consumption and high resolution, in light of the increased use of smartphones for mobile contents and gaming purposes.

•

In the market for automotive display panels, display panels are increasingly being used in light of the expanded adoption of in-vehicle infotainment systems, and the market is continuing to demonstrate qualitative growth as the demand for larger and higher-resolution display panels continue to increase.

•

As the market for LCD panel-based products has reached a maturity stage, the growing adoption of OLED panels across various segments, driven by their differentiated advantages, is expected to create new opportunities.

(2)	Growth Potential

•

The display panel industry is expected to continue to grow, as the essential role of display products as a key device for information and communication in daily lives of individuals as well as for industrial purposes becomes more pronounced. We are strengthening our business competitiveness based on customer value and developing new markets under our strategic plan to transition our business to center around OLED, which has a strong growth potential within the display panel industry. With respect to large-sized display panels, we are focusing on expanding the OLED market through differentiated products and technology, such as META technology, which offers high-resolution and high-luminance. We are also leading the expansion into new product areas, such as transparent OLED display panels and gaming display panels. In the medium-sized display panel business, we are increasing the proportion of premium products such as high resolution and wide screen products based on IPS and Oxide technologies, and we are also increasing the use of OLED panels in IT products to improve power consumption and provide differentiated form factors. In the small-sized display panel business, we have secured high value-added and differentiated technology and stable operating capabilities for 6th generation plastic OLED smartphone displays while continuing to grow our automotive display panels business by providing differentiated solutions such as plastic OLED, advanced thin OLED and LTPS LCD panels for ultra-large vehicle displays optimized for software-defined vehicles. We are also in the process of proactively preparing the technology to respond to new market opportunities for ultra-small-sized displays, including those in relation to augmented reality and virtual reality uses.

(3)	Cyclicality

•

The display panel business is characterized by being highly cyclical and sensitive to fluctuations in the general economy. The industry may experience volatility caused by imbalances between supply and demand due to changes in capital expenditure levels and adjustments in production utilization rates within the industry.

•

Macroeconomic factors and other causes of business cycles can affect demand for display panels. Accordingly, if supply exceeds demand, average selling prices of display panels may decrease. Conversely, if market demand outpaces supply, average selling prices may increase.

(4)	Market conditions

•

Most display panel manufacturers are located in Asia as set forth below. Competition in the TFT-LCD sector is intensifying amid increasing levels of investment led by Chinese panel manufacturers. In response, Korean panel manufacturers are continuing their efforts to maintain their market leadership and differentiate themselves by transitioning their business focus to OLED products and upgrading their TFT-LCD businesses.

a.	Korea: LG Display, Samsung Display, etc.

b.	Taiwan: AU Optronics, Innolux, etc.

c.	Japan: Japan Display, Sharp, etc.

d.	China: BOE, CSOT, HKC, etc.

•	Our worldwide market share of large-sized display panels (i.e., panels that are 9 inches or larger) based on revenue is as follows:

	2024 H1	2023	2022
Panels for Televisions(1)(2)	13.4%	12.5%	23.6%
Panels for IT Products(1)	22.1%	18.6%	18.8%
Total(1)	16.8%	14.6%	20.2%

(1)	Source: Large Area Display Market Tracker (OMDIA). Data for 2024 H1 are based on OMDIA’s estimates, as actual results for 2024 Q2 have not yet been made available as of the date of this report.
(2)	Includes panels for public displays.

(5)	Competitiveness and competitive advantages

•

Our ability to compete successfully depends on factors both within and outside our control, including the development of new and premium products through technological advances, timely investments that achieve profitability, maintaining flexible product portfolio and production facility operations responsive to market conditions, price of our products, competitive production costs, productivity enhancement, our relationship with customers, success in marketing to our end-brand customers, competitive environment and economic conditions within the industry, and foreign exchange rates.

•

In order for us to compete effectively, it is critical to offer differentiated products that enable us to secure profit margins even during times of a mismatch in the market supply and demand, to be price- and cost-competitive and to maintain stable relationships with customers.

•

A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. As such, it is important to build a sustained relationship with such customers.

•

Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

•

As a leading technology innovator in the display industry, we continue to focus on delivering differentiated value to our customers by developing various technologies and products, including display panels with WOLED/POLED, IPS, Oxide, in-TOUCH and other technologies. With respect to OLED panels, following our supply of the world’s first 55-inch OLED panels for televisions in 2013, we have continued to achieve ongoing technological innovation by continuing to enhance the performance of our products and to offer differentiated large-sized OLED products such as our large-sized gaming OLED products and those incorporating our META technology. Moreover, we have continually introduced and expanded our high value-added plastic OLED products for smartphones, smartwatches, automotive products and foldable notebook computers, among others. With respect to TFT-LCD panels, we are leading the market with our competitive advantages in technology, including through our IPS, Oxide and LTPS technology-based ultra-large television panels, desktop and notebook monitors featuring high resolutions, differentiated designs and high frequency refresh rates, and specialized products for automotive, commercial and medical uses. Our production facilities are also equipped to produce products incorporating in-TOUCH technology.

•	Moreover, we are maintaining and strengthening close long-term partnerships with major global firms to secure customers and expand relationships for technology development.

C.	New businesses

For our continued growth, we are actively exploring and preparing for new business opportunities in response to the changing market environment. As such, we are continually reviewing and looking at opportunities in the display and promising new industries.

D.	Customer-oriented marketing activities

Through engaging in detailed analysis and acquiring insight on the market and industry conditions, technology, products and end-user consumers, we seek to provide differentiated values that are customer- and consumer-friendly. In addition, we engage in activities that are geared to proactively identify and offer meaningful benefits to customers and consumers. As a result, we are continually developing products that provide differentiated values using our technologies. At the same time, we strive to create new markets and mutually benefit our business and our customers by obtaining customer trust and satisfaction through our customer- and consumer-oriented marketing activities.

3.	Major Products and Raw Materials

A.	Major products

We manufacture OLED and TFT-LCD panels, of which a significant majority is sold overseas.

(Unit: In billions of Won, except percentages)

					2024 H1
Business area	Sales type	Items (By product)	Usage	Major trademark	Sales Revenue	Percentages (%)
Display	Goods/Products/Services/ Other sales	Televisions	Panels for televisions	LG Display	2,711	22.7%
		IT products	Panels for monitors, notebook computers and tablets	LG Display	5,059	42.3%
		Mobile, etc.	Panels for smartphones, smartwatches, etc.	LG Display	3,083	25.7%
		Auto products	Panels for automobiles	LG Display	1,108	9.3%

Total					11,961	100.0%

B.	Average selling price trend of major products

The average selling prices of display panels are subject to change based on market conditions and demand by product category. The average selling price of display panels per square meter of net display area shipped in the second quarter of 2024 was USD 779, which remained at a similar level to the first quarter of 2024. The average selling prices of display panels per square meter of net display area may continually fluctuate in the future due to changes in market conditions and our product mix.

(Unit: US$ / m2)

Period	Average Selling Price(1)(2) (in US$ / m2)
2024 Q2	779
2024 Q1	782
2023 Q4	1,064
2023 Q3	804
2023 Q2	803
2023 Q1	850
2022 Q4	708
2022 Q3	675
2022 Q2	566
2022 Q1	660
(1)	Quarterly average selling price per square meter of net display area shipped.
(2)	Excludes semi-finished products in the cell process.

C.	Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on changes in size and quantity of raw materials due to the increased production of large-sized panels.

(Unit: In billions of Won, except percentages)

Business area	Purchase type	Items	Usage	Cost(1)	Ratio (%)	Suppliers(2)
Display	Raw materials	PCB	Display panel manufacturing	670	11.8%	Youngpoong Electronics Co., Ltd., etc.
		Polarizers		903	15.9%	LG Chem, etc.
		BLU		580	10.2%	Heesung Electronics LTD., etc.
		Glass		293	5.2%	Paju Electric Glass Co., Ltd., etc.
		Drive IC		256	4.5%	LX Semicon, etc.
		Others		2,969	52.4%	—

Total				5,671	100.0%

-	Period: January 1, 2024 ~ June 30, 2024.

(1)	Based on total cost for purchase of raw materials which includes manufacturing and development costs, etc.

(2)	Among our major suppliers, Paju Electric Glass Co., Ltd. is our affiliate, LG Chem is a member company of the LG Group and LX Semicon is an affiliate of LX Holdings Corp.

•	The market prices of main raw materials for display panels fluctuate depending on the global market conditions of raw materials and demand by product segment.

•	The market price of polarizers, which is a main raw material for display panels, decreased by 5% as of June 30, 2024 compared to the end of the previous year.

•	The market prices of PCB, drive IC and BLU, decreased by 3%, 5% and 4%, respectively, as of June 30, 2024, compared to the end of the previous year.

•

Despite the continued global economic slowdown in 2024, our raw material costs have slightly improved compared to the previous year due to an improvement in the balance of market supply and demand in the raw materials market and our efforts to strengthen our raw material cost competitiveness. The prices of raw materials may continue to fluctuate in light of changes in the market conditions of such materials.

4.	Production and Equipment

A.	Production capacity and output

(1)	Production capacity

The table below sets forth the production capacity of our Gumi, Paju and Guangzhou facilities in the periods indicated.

(Unit: 1,000 glass sheets)

Business area	Items	Location of facilities	2024 H1(1)	2023(1)	2022(1)
Display	Display panel, etc.	Gumi, Paju, Guangzhou	3,154	5,223	8,794

(1)

Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth-generation glass sheets) during the year multiplied by the number of months in a given period. The production capacity for facilities with adjusted utilization rates have been calculated based on the maximum input capacity during the period.

(2)	Production output

The table below sets forth the production output of our Gumi, Paju and Guangzhou facilities in the periods indicated.

(Unit: 1,000 glass sheets)

Business area	Items	Location of facilities	2024 H1(1)	2023(1)	2022(1)
Display	Display panel, etc.	Gumi, Paju, Guangzhou	2,898	4,256	6,390

(1)	Based on the production results (input standard) of each plant converted into eighth-generation glass sheets.

B.	Production performance and utilization ratio

(Unit: Hours, except percentages)

Production facilities	Available working hours in 2024 H1	Actual working hours in 2024 H1	Average utilization ratio
Gumi	4,368(1) (24 hours x 182 days)	4,368(1) (24 hours x 182 days)	100.0%
Paju	4,368(1) (24 hours x 182 days)	4,368(1) (24 hours x 182 days)	100.0%
Guangzhou	4,368(1) (24 hours x 182 days)	4,368(1) (24 hours x 182 days)	100.0%

(1)	Number of days is calculated by averaging the number of working days for each facility.

C.	Investment plan

In 2023, our total capital expenditures on a cash out basis was around ~~W~~3.5 trillion. In 2024, we expect to reduce our capital expenditures compared to 2023 to approximately in the ~~W~~2 trillion range.

5.	Sales

A.	Sales performance

(Unit: In billions of Won)

Business area	Sales types	Items (Market)		2024 H1	2023	2022(2)
Display	Products	Display panel	Overseas(1)	11,397	20,634	25,651
			Korea(1)	512	620	668
			Total	11,909	21,254	26,319
	Royalty	LCD, OLED technology patent	Overseas(1)	14	16	12
			Korea(1)	0	0	0
			Total	14	16	12
	Others	Raw materials, components, etc.	Overseas(1)	31	46	24
			Korea(1)	7	14	10
			Total	38	60	34
	Total		Overseas(1)	11,442	20,696	25,687
			Korea(1)	519	634	678

			Total	11,961	21,330	26,365

(1)	Based on ship-to-party.
(2)	Sales excluding forward exchange hedging loss of ~~W~~213 billion for currency risk management of expected export transactions, which has been reclassified to revenue.

B.	Sales organization and sales route

•	As of June 30, 2024, each of our television, IT, mobile and auto product businesses had individual sales and customer support functions.

•	Sales subsidiaries in the United States, Germany, Japan, Taiwan, China and Singapore perform sales activities and provide local technical support to customers.

•	Sales of our products take place through one of the following two routes:

1) LG Display Headquarters and overseas manufacturing subsidiaries g Overseas sales subsidiaries (USA/Germany/Japan/Taiwan/China/Singapore), etc. g System integrators and end-brand customers g End users

2) LG Display Headquarters and overseas manufacturing subsidiaries g System integrators and end-brand customers g End users

•	Sales performance by sales route

Sales performance	Sales route(1)	Ratio
Overseas	Overseas subsidiaries	97.7%
	Headquarters	2.3%
Overseas sales portion (overseas sales / total sales)		95.7%
Korea	Overseas subsidiaries	33.3%
	Headquarters	66.7%
Korea sales portion (Korea sales / total sales)		4.3%

(1)	Percentage by sales route is based on revenue from the Display business segment.

C.	Sales methods and sales terms

•	Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand.

D.	Sales strategy

•

With respect to television display products, we are strengthening our competitive advantages in the premium television display market by enhancing the performance and advancing the technology of our OLED television display panels and working towards strengthening our business portfolio and reinforcing consumer values through new growth businesses such as gaming and transparent products.

•

With respect to IT display products, we are continually strengthening the sales of high-resolution, IPS, narrow bezel and other high-end display panels with major global IT product manufacturers as our primary customer base.

•

With respect to mobile and other products (a wide range of products including smartphones, smartwatches and industrial products (including aviation and medical equipment, among others)), we are continuing to build a strong and diversified business portfolio and expand our global customer base by leveraging the strength of our differentiated technology and products such as OLED, narrow bezel, low-power consumption and thin and light features.

•

With respect to automotive display products, our business continues to grow steadily as we pursue a stable order-based business with global automobile manufacturers. By leveraging our diversified technology and product portfolio, including plastic OLED, advanced thin OLED and LTPS LCD panels, we are strengthening our competitiveness and securing sustained growth.

E.	Major customers

•

Customers “A” and “B” each accounted for more than 10% of our sales revenue in the first half of 2024 and 2023. Our sales revenue derived from our top ten customers comprised 88% of our total sales revenue in each of the first half of 2024 and 87% in the first half of 2023.

6.	Purchase Orders

•

We supply some of our products in accordance with the production plans of automobile manufacturers. However, the volume of our supply is subject to fluctuation depending on the customers’ actual order volume and future market conditions, and it is not possible to accurately predict the changes in demand resulting from changes in the domestic and global economic environment. Moreover, as of June 30, 2024, we do not have purchase order contracts that recognize revenue by measuring progress towards satisfaction of performance obligation by using the cost-based input method.

7.	Risk Management and Derivative Contracts

A.	Risk management

(1)	Major market risks

Our business is exposed to credit risk, liquidity risk and market risk. Accordingly, we operate a risk management system that identifies and analyzes these risks while monitoring and managing risk level by establishing appropriate risk controls in order to ensure that such risks do not exceed certain threshold levels.

Market risk refers to the risk that income from the financial instruments that we hold or the fair value of such financial instruments will fluctuate due to fluctuations in market prices, such as exchange rates, interest rates and prices of equity securities. The objective of our market risk management system is to manage and control our exposure to market risk within an acceptable level while optimizing our profit levels.

(2)	Risk management method

As the average selling prices of OLED and TFT-LCD panels can continue to decline over time irrespective of industry-wide cyclical fluctuations, we may find it hard to manage risks associated with certain factors that are outside our control. However, we counteract such declines in average selling prices by increasing the proportion of high value added panels in our product mix while also implementing various cost reduction measures.

In addition, in order to manage our risk against foreign currency fluctuations, we eliminate such risk by adopting a policy of maintaining our net exposure risk within an acceptable level by buying or selling foreign currencies at spot rates, when necessary, to address short-term imbalances in the inflow and outflow of foreign currency funds. We also continually monitor our currency position and risk for other monetary assets and liabilities denominated in foreign currencies, and when needed, we may from time to time enter into cross-currency interest rate swap contracts and foreign currency forward contracts. Furthermore, we have adopted a policy aimed at minimizing uncertainty and financial costs arising from interest rate fluctuations and manage our interest rate risk through periodic monitoring of interest rate trends and adoption of appropriate countermeasures.

B.	Derivative contracts

(1)	Currency risks

•

We are exposed to currency risks on sales, purchases and borrowings that are denominated in currencies other than in Won, our functional currency. These currencies are primarily the U.S. dollar, the Chinese Yuan and the Japanese Yen.

•

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by our underlying operations, primarily in Won, the U.S. dollar and the Chinese Yuan.

•

As of the end of the reporting period, in order to avoid risks of exchange rate fluctuations on the fair value of advance received, we entered into long position currency forward contracts of US$1,050 million with Standard Chartered Bank and others. As of the end of the reporting period, among the valuation gains and losses of derivatives to which fair value hedge accounting is applied, there is no ineffective portion, and we recognized a valuation gain of ~~W~~110 billion (purchase commitment: USD 1,050 million, contract exchange rate: ~~W~~1,289.1~1,310.1) as part of our foreign currency translation gains and losses. With regard to fair value hedging, the maximum expected period of exposure to fair value fluctuation risk from hedged transactions is within 19 months from the end of the reporting period.

•

As of the end of the reporting period, in order to avoid risks of interest rate fluctuations and exchange rate fluctuations on foreign currency denominated borrowings with floating interest rates, we entered into an aggregate of USD 1,605 million and CNY 726 million cross currency interest swap agreements with KB Kookmin Bank and others, for which we have not applied hedge accounting. Any rights or obligations arising from derivative contracts that do not apply hedge accounting are measured at fair value and are accounted for as assets and liabilities, whereas any resulting valuation gain or loss is recognized as profit or loss at the time such valuation gain or loss is incurred. We recognized a gain on valuation of derivative instruments in the amount of ~~W~~61 billion with respect to the above foreign exchange derivative instruments held during the reporting period.

(2)	Interest rate risks

•

Our exposure to interest rate risks relates primarily to our floating rate long term loan obligations. We have established and are managing interest rate risk policies to minimize uncertainty and costs associated with interest rate fluctuations by monitoring cyclical interest rate fluctuations and enacting countermeasures.

•

As of the end of the reporting period, we entered into an aggregate of ~~W~~960 billion in interest rate swap agreements with Shinhan Bank and others, for which we have not applied hedge accounting. We recognized a gain on valuation of derivative instruments in the amount of ~~W~~4 billion and a loss on valuation of derivative instruments in the amount of ~~W~~2 billion with respect to our interest rate derivative instruments held during the reporting period.

8.	Major Contracts

Our material contracts, other than contracts entered into in the ordinary course of business, are set forth below:

Type of agreement	Name of party	Term	Content
Technology licensing/supply agreement	Hewlett-Packard	January 2011 ~	Patent licensing of semi-conductor device technology
	Ignis Innovation, Inc.	July 2016 ~	Patent licensing of OLED related technology
	HannStar Display Corporation	December 2013 ~	Patent cross-licensing of LCD technology
	AU Optronics Corporation	August 2011~	Patent cross-licensing of LCD technology
	Innolux Corporation	July 2012 ~	Patent cross-licensing of LCD technology
	Universal Display Corporation	January 2015 ~ December 2025	Patent licensing of OLED related technology
	Semiconductor Energy Laboratory	January 2021 ~ December 2030	Patent licensing of LCD and OLED related technology

9.	Research & Development (“R&D”)

A.	Summary of R&D-related expenditures

(Unit: In millions of Won, except percentages)

Items		2024 H1	2023	2022
R&D Expenditures (prior to deducting governmental subsidies)		1,253,308	2,399,513	2,431,590
Governmental Subsidies		(370)	(718)	(1,008)

Net R&D-Related Expenditures		1,252,938	2,398,795	2,430,582

Accounting Treatment(1)	R&D Expenses	896,570	1,906,616	1,927,828
	Development Cost (Intangible Assets)	356,368	492,179	502,754

R&D-Related Expenditures / Revenue Ratio(2) (Total R&D-Related Expenditures ÷ Revenue for the period × 100)		10.5%	11.2%	9.3%

(1)

For accounting treatment purposes, R&D expenses are presented as research and development expenses in our statements of comprehensive income, net of amortization of capitalized intangible asset development costs.

(2)	Calculated based on the R&D-related expenditures before subtracting government subsidies (state subsidies).

B.	R&D achievements

Achievements in 2022

(1)	Developed the world’s first 16:18 aspect ratio monitor product (27.6” SDQHD)

•	Developed a 27.6” (21.5”, 21.5”, vertical arrangement) monitor product, which is optimized for multi-tasking amid the increase in working remotely as a result of the COVID-19 pandemic

•	Created a new market through the development of a new aspect ratio (16:18, 2560x2880) product

(2)	Developed our first three-sided “Borderless” notebook panel product (13.4” WU XPS)

•	Led the high-end market by adopting a new, three-sided borderless design applying low power consumption variable refresh rate technology

(3)	Developed the world’s first 97” OLED TV product

•	Developed a product that outperforms competitors’ products both in display quality and in size in the high-end market

•	Strengthened the global trend towards OLED dominance by expanding our extra-large OLED TV product lineup and secured related original technology

(4)	Developed the world’s first Curved 1,900R Black monitor product (34”)

•	Developed the world’s first IPS Black Curved monitor product (contrast ratio 2000:1) by utilizing nega-LC material

•	Led the high-end Curved product market

(5)	Developed our first 12.3” cluster product utilizing VDA 3D technology

•	Utilizing VDA (Viewing Distance Adaption) technology, developed a 12.3” cluster product that applies glassless 3D technology and changes the user’s viewing distance while driving

(6)	Developed the world’s first 12.3” cluster product utilizing DLC technology

•

Utilizing DLC (Double LGP Control) technology, developed a 12.3” cluster product which display is, when positioned in the passenger seat, visually recognizable from the passenger seat but not from the driver’s seat.

(7)	Developed the world’s first META technology-applied product (gaming products: 27”, 45”; and television products: 4K 77/65/55”, 8K 77”)

•	Utilizing the development of META OLED technology, entered the gaming monitor market and strengthened flagship leadership in the premium TV market

1) Gaming product (27”, 45”): Secured high PPI luminance performance based on the META technology and provided a display optimized for gaming through high-speed (240 Hz), fast response time (0.03ms) and curved technology

2) Large television (4K/8K): Developed product with world’s best picture quality (luminance/viewing angle) based on META technology

(8)	Developed the world’s first IPS Gaming FHD 480Hz monitor product (24.5”)

•	Applied high-performance Oxide-TFT BCE-4 cell to 480Hz FHD screens

•	Received the 2023 CES Award in Best Innovation / Gaming / Computer Accessory category

Achievements in 2023

(1)	Developed the world’s first small- and medium-sized transparent WOLED product (30” HD)

•	Expanded market coverage with the development of a new product size (30”) for transparent small- and medium-sized display

•	Strengthened market leadership through achieving a transparency rate of 45% and increased luminance (600/200 nit)

(2)	Introduced the world’s first foldable pen touch notebook (17”)

•	Developed OLED panel for notebooks utilizing differentiated technologies such as the tandem OLED and a special folding structure

(3)	Developed the world’s first Gaming OLED 240Hz monitor product (39”, 34”)

•	Applied high-speed (240Hz), fast response time (0.03ms), high-luminance (275 nit @APL 100%) and curved (800R) OLED technology

•	Provided ultra-wide (21:9 aspect ratio) full-size OLED Gaming monitor product (initially provided in 45” and expanded further to provide 39” and 34” products)

Achievements in 2024

(1)	Developed the world’s first Gaming DFR product (31.5”)

•

Optimized display through applying DFR (Dynamic Frequency & Resolution) technology, which enables the implementation of high resolution (UHD 240Hz) and high refresh rate (FHD 480 Hz) on a single display panel

•	Maximized sound effects by applying d-TAS (Display Thin Accurator)

(2)	Developed the world’s first Gaming OLED QHD 480Hz monitor product (27”)

•	Provided optimal gaming environment with the development of the world’s first OLED QHD 480Hz high refresh rate monitor product

(3)	Developed our first ATO-based notebook panel (13.4”)

•	Developed Slim & Light product (1.16t / 162g) through the application of ATO (Advanced Thin OLED) structure

•	Developed high-efficiency OLED notebook panel product (SDR 400nit / HDR 500nit) utilizing Tandem OLED technology

•	Became our first notebook panel model to apply Touch on Encap technology

(4)	Developed our first Dual Resolution Gaming monitor product (27”)

•	Expanded the gaming monitor market and provided differentiated user experience by implementing the Dual Resolution feature

•	Enabled the use of a single monitor for both fast-paced (FHD 330Hz) games and high-resolution (UHD 165Hz) games

* Dual Resolution : UHD 165Hz « FHD 330Hz

10.	Intellectual Property

As of June 30, 2024, our cumulative patent portfolio (including patents that have already expired) included 28,884 patents in Korea and 35,361 patents in other countries. In the first half of 2024, we registered 1,107 patents in Korea and 1,488 patents in other countries.

11.	Environmental and Safety Matters

In order to minimize the environmental impact of our business activities, we are actively responding to environmental regulations applicable to our products and business sites.

A.	Business environment management

We have installed and operate various types of prevention facilities to minimize the emission of environmental pollutants generated in our production process. With respect to air and water pollutants, we set and manage our internal standard at 70% of the permitted levels under the regulatory emission standards. In addition, in order to establish a resource circulation system, we operate a proprietary system to monitor waste from its generation to treatment, have developed waste treatment technology and identified suitable recycling companies to reduce the amount of waste we generate and maximize recycling.

In addition, as we were designated a target company for the greenhouse gas emission trading system in 2015, we allocate and monitor our greenhouse gas emissions every year. In order to continually promote the reduction of greenhouse gas emissions, we have set a medium- to long-term goal to reduce the emission level by continually investing in facility improvements and monitoring our emission levels.

We are subject to a variety of environmental laws and regulations, and operations at our manufacturing plants are subject to regulation and periodic scheduled and unscheduled on-site inspections by the Ministry of Environment and local environmental protection authorities. The primary types of environmental laws applicable to us include the following:

(1)

Environmental pollutant emission regulations: Integrated Control of Pollutant-discharging Facilities Act, Clean Air Conservation Act, Water Quality Conservation Act, Wastes Control Act, Environmental Impact Assessment Act, etc.

(2)	Greenhouse gas emission management: Framework Act on Carbon Neutral and Green Growth to Respond to Climate Crisis, Act on the Allocation and Trading of Greenhouse Gas Emission Permits, etc.

(3)	Other workplace environment management: Chemicals Control Act, Chemicals Registration and Evaluation Act, Soil Environment Conservation Act, etc.

Through the implementation of an environmental and energy management system, we are continuously making efforts to minimize environmental impact and reduce energy usage in all aspects of our business process. Accordingly, we have acquired and currently operate the environmental management system ISO14001 and energy management system ISO 50001 certifications for all of our domestic and overseas production sites. In addition, we have established company-wide safety, healthy, energy and environment management policies and manuals, which are regularly updated based on international standards. We also conduct systematic management of our business process in accordance with international standards through annual follow-up and renewal audits.

In recognition of our efforts, we were awarded the highest level, Leadership A, and received the grand prize award at the CDP Water Korea Best Awards in 2016 from the Carbon Disclosure Project, which was presided over by the Carbon Disclosure Project Korea Committee. Since then, we have continued to maintain our excellence in water conservation activities and received Leadership A recognition from 2018 to 2022. In addition, we have also received the Carbon Management Honors Club award from 2017 to 2020 and the Carbon Management Sector Honors from 2016 to 2022 in recognition of our continued greenhouse gas emission reduction activities.

In addition, in recognition of our efforts toward recycling rate improvement and waste reduction, we were nominated as a leading company with an excellent performance in resource circulation and received a commendation from the Minister of Environment in 2020. Our overseas subsidiary in Yantai earned Platinum Zero Waste to Landfill (“ZWTL”) validation in 2021, all of our domestic production facilities earned Gold ZWTL validation (above 95% recycling rate), our overseas subsidiary in Nanjing earned Platinum validation in 2022, and our Paju plant earned Platinum validation in June 2024. In 2022, we introduced a resource recirculation recognition program in accordance with the Korean government’s waste management policy and received circular resource certification on eight types of our discarded trays and vinyl. In 2023, we have obtained quality certification for certain of our recycled items recognized as circular resources, and we plan to continue to promote the resource circulation of our products. We will continue our efforts to reinforce our resource circulation program by minimizing waste and maximizing recycling rate.

We have continued to pursue ESG management activities based on the spirit of “value creation for consumers” and “human-first management,” and we plan to obtain further recognition for our eco-friendly management and share relevant information with the stakeholders.

B.	Product environment management

In order to respond to applicable domestic and overseas environmental regulations, such as the European Union’s Restriction of Hazardous Substances (RoHS) and Registration, Evaluation, Authorisation and Restriction of Chemicals (REACH) that restrict the use of certain hazardous substances, we operate a hazardous substance management program that implements a four-step procedure (each such step, a “Gate”) that manages various stages of our production cycle, beginning with the registration process of our business partners up to the mass production stage. In addition, in order to preemptively address four types of phthalate substances that became additionally regulated pursuant to the RoHS in 2016 and officially went into effect on July 22, 2019, we replaced the latent risk elements in advance as well as implemented a more stable management process with respect to such substances. In implementing this process, we collaborated with external agencies to ascertain regulatory trends and establish our response strategy, and we formulated and applied effective management measures through the collaborative efforts of our development, procurement, quality assurance and analysis teams.

- Gate 01 (Business Partner Stage): An audit is conducted prior to the registration of a new business partner (including the inspection of the business partner’s hazardous substance response process)

- Gate 02 (Parts Development Stage): An environmental evaluation of each part under development is conducted (consisting of three stages: (1) document review; (2) XRF test and (3) precision analysis)

- Gate 03 (Product Development Stage): An environmental evaluation of the product model and product labeling are conducted (including RoHS verification)

- Gate 04 (Mass Production Stage): Process management through the periodic testing of mass-produced parts for any hazardous substances (including rate-based tests based on risk assessment)

We operate a “Hazardous Substance Management System for Products” that effectively manages hazardous substances by classifying them into four levels: A-I, A-II, B-I, and B-II. In particular, in addition to substances prohibited by global hazardous substance regulations on products, we have designated substances causing harm to the human body and the environment as Level B substances. By developing alternative technologies and parts and applying them to our products, we continually strive to achieve a gradual reduction and elimination of non-prohibited hazardous substances.

- Level A-I (Prohibited Substances): Prohibited substances designated under the RoHS regulations (i.e., 10 regulated substances) and those designated by specific customers

- Level A-II (Prohibited Substances): Substances prohibited by regulations and conventions other than those covered under Level A-1 and those designated as such by customers

- Level B-I (Substances Subject to Voluntary Reduction): Substances that are being voluntarily replaced over a certain period of time

- Level B-II (Substances Under Observation): Substances that are not currently banned, but are expected to become prohibited in the future

Moreover, we participated in reforming IEC 62321, an international testing standard published by the International Electrotechnical Commission and used by RoHS, and the commission adopted our halogen-free combustion ion chromatography method in as IEC 62321-3-2, which was published in June 2013.

In 2017, we became the first display panel company to receive the SGS Eco Label accreditation for OLED television display modules from SGS, a global product testing/accreditation agency, and have since continually received such accreditation. In 2024, such accreditation has been updated to “SGS EEPS accreditation.” In 2022, we expanded our accreditation program to cover display modules for monitors, notebook computers, tablets and automobiles, as a result of which our display modules for monitors and notebook computers received SGS Eco Label accreditation for the first time and our automotive display module became the first in the industry to receive the same accreditation for its excellence in energy efficiency, and we have since maintained the SGS Eco Label for such products. In 2023, our high-end LCD panels for 16-inch notebooks and 27-inch monitors, in which we incorporated recycled materials for the first time, received the SGS Eco Label accreditation. In addition, our 30-inch and 55-inch transparent display products, for which we applied hazardous substance reduction technology, became the first in the industry to receive the SGS Eco Label accreditation. Moreover, in 2022, our 27-inch monitor display product that applied anti-bacterial films received the SGS Performance Mark accreditation for its anti-bacterial performance, and in 2023, our commercial display module that applied Plus-Bright energy consumption reduction technology obtained the SGS Performance Mark accreditation for its energy efficiency performance. Our high-end LCD panels for 16-inch notebooks and 27-inch monitors also received the same accreditation for reducing energy consumption through the implementation of proprietary algorithms and improving panel transmittance.

Also in 2022, upon assessment and verification of GHG emissions throughout its entire product life cycle, our OLED TV panel received the industry’s first Carbon Footprint Certification from The Carbon Trust, a not-for-profit company founded by the United Kingdom government that provides voluntary carbon certification services and carbon labeling schemes. In 2023, our high-end IT LCD panels (27-inch and smaller) received the Product Carbon Footprint (PCF) certification from TÜV Rheinland, a global independent testing, inspection and certification agency, by achieving carbon emission reduction through the application of recycled materials and low energy consumption technologies. Our OLED panels for automotive products also received the same certification for achieving carbon emission through the application of light-control film integration technology.

In 2021, we received the “Green Technology Certification” for our advanced incell touch display technology, an eco-friendly technology with touch-sensing electrodes and transmission lines that reduce carbon emissions and the use of rare metals. Also, since 2021, we have continued to obtain an eco-friendly certification from TUV SUD, a globally recognized accreditation agency, for excellence in resource circulation and non-use of specific hazardous substances in our OLED television display panels and PO mobile models.

In 2018, we became the first display panel company to receive the “Green Technology Certification” from the Korean Ministry of Science and ICT for improving the light efficiency technology of OLED to promote energy use reduction. In 2017, for the IPS Nano Color for LCD, we received the Quality & Performance Mark from Intertek, a global product testing/accreditation agency, by applying a technology to eliminate cadmium (Cd) and indium phosphide (InP).

C.	Safety standards

Our products comply with the IEC 62638-1 global product safety standards, and we obtain CB and UL certifications on applicable products.

In order to promote the enhancement of safety for automobile manufacturers and consumers, we became the first display panel company in June 2016 to introduce a flame-resistant certification program for our display panels, which program includes flame resistance standards for automotive materials (including ISO 3795, DIN 75200 and FMVSS 302 standards) as well as for safety standards for information technology devices, which has been certified by TUV SUD. In 2022, we expanded the number of applicable flame resistance standards for such program from three to nine.

Furthermore, in 2021, we established infrastructure for flammability tests required under the United States Federal Aviation Administration’s FAR 25.853 standards and impact tests under RTCA DO-313 standards, and the reliability of these test results have been certified by TUV SUD.

D.	Green management

Pursuant to the Framework Act on Carbon Neutral and Green Growth to Respond to Climate Crisis, the Korean government implemented a greenhouse gas emission and energy consumption target system from 2011 to 2014 and, since 2015, it has implemented a greenhouse gas trading system, under which we are responsible to meet our emission targets based on the emission credits allocated to us by the Ministry of Environment. As a result, we have been investing in additional equipment and there may be other costs associated with meeting reduction targets, which may have a negative effect on our profitability or production activities.

In connection with the greenhouse gas emission and energy reduction target system, we submitted a statement of our 2023 domestic emissions and energy usage to the Korean government in March 2024 after it was certified by DNV Business Assurance Korea, a government-designated certification agency. The table below sets forth yearly levels of our greenhouse gases emissions and energy usage in the statement submitted to the Korean government:

(Unit: thousand tons of CO2 equivalent; Tetra Joules)

Category	2023	2022	2021
Greenhouse gases	3,492	3,842	4,784
Energy	55,119	60,589	60,927

Note: Our greenhouse gas emission and energy usage data have been confirmed upon assessment by the Ministry of Environment.

The decrease in greenhouse gas emissions in 2023 compared to 2022 was due to changes in production volume and the introduction of a reduction facility that decomposes fluorinated greenhouse gases used in our manufacturing process, resulting in an overall decrease in emission levels.

Since our designation as a target company for the greenhouse gas emission trading system in 2015, we have received greenhouse gas emission allowances from the government and at the same time submit our greenhouse gas emission calculations and specifications to the government every year. In order to continually promote the reduction of greenhouse gas emissions, we have set a mid-term goal to reduce the emission level from 2018 to 2030 by 53% and a medium- to long-term goal to achieve carbon neutrality by 2050. In order to reduce greenhouse gas emissions, we plan to develop high-efficiency process gas scrubbers and low-carbon alternative gas technologies, strengthen company-wide power-saving activities and accelerate the transition to renewable energy. In addition to internal reduction efforts, in order to achieve carbon neutrality by 2050, we plan to externally offset residual emissions that are difficult to reduce technically. In addition, through our ESG governance (including ESG committee/management meetings), we will regularly monitor and report our carbon-neutral implementation progress to strengthen our execution capabilities and continually upgrade our roadmap to achieve carbon neutrality by 2050.

In order to reduce fluorinated gases (F-Gas) used in the dry etching process in our manufacturing operations, we have invested approximately ~~W~~51 billion since 2018 to install plasma equipment, which can reduce emissions of such gas by over 90%, on our manufacturing sites. As a result, in 2023, we were able to reduce greenhouse gas emissions caused by our manufacturing processes in Korea by 0.6 million tons. In addition, in line with the renewable energy utilization program in Korea, which was initiated in 2021, our domestic business sites are shifting to renewable energy through the green premium program, while our overseas business sites in China and Vietnam are shifting to renewable energy through Renewable Energy Certificate (REC) purchases. In 2023, we converted 1,159 GWh of electricity (approximately 15% of our total electricity) to renewable energy. In addition, to promote effective energy reduction, we have established a dedicated organization focused on energy conservation. By adopting various initiatives such as utilizing waste heat from Clean Dry Air (CDA) compressors to manufacture cold water and improve refrigerator efficiency, we saved 809 GWh of electricity in 2023, resulting in the reduction of greenhouse gas emissions by 0.4 million tons.

E.	Status of sanctions

Date	Sanctioning Authority	Classification of Sanctioning Authority	Target	Description and Relevant Laws	Sanctions Imposed	Implementation Status

April 4, 2022	Han River Basin Environmental Office	Administrative Agency	Company	- Failure to file a subcontract report pertaining to the handling of hazardous chemical materials - Provision 1 of Article 31 of the Chemical Control Act and other applicable law	Fine of ~~W~~2.4 million	- Paid fine - Established procedures for the management of subcontract reporting

April 13, 2022	Goyang Branch of Ministry of Employment and Labor	Administrative Agency	Company	- Delay in reporting a safety incident dated February 12, 2022 - Provision 3 of Article 57 of the Occupational Safety and Health Act and other applicable law	Fine of ~~W~~5.6 million	- Paid fine - Provided a company-wide notice and training regarding standards for immediate reporting of incidents. - Took personnel actions relating to relevant employees

May 16, 2022	Goyang Branch of Uijeongbu District Court	Court	Company and one officer (former Executive Director and former On-site Safety Manager)

-   Deficiencies spotted during a regular inspection of facility (from March 29 to April 2, 2021) following industrial accident at the site

-   Article 173-2, Article 168-1, Provision 1 or 3 of Article 38, and Provision 1 of Article 39 of the Occupational Safety and Health Act

					Fine of ~~W~~5 million to each of Company and officer	- Paid fine - Strengthened safety management standards and training program

December 15, 2022	Ministry of Environment	Administrative Agency	Company

-   Failure to timely submit a notice of reason for cancelling the allocation of emission rights by December 15, 2022

-   Provision 2 of Article 17 of the Act on the Allocation and Trading of Greenhouse-gas Emission Permits

					Fine of ~~W~~1.6 million	- Paid fine - Shutdown the production site and regular monitoring of changes in emission (once per month)

January 19, 2023	Goyang Branch of Uijeongbu District Court	Court	Company	- Safety incident on January 13, 2021 (fine announced on January 11, 2023, ruling confirmed on January 19, 2023)	Fine of ~~W~~20 million	- Paid fine - Strengthened safety management standards and training program

November 13, 2023	Southern Seoul Branch of Ministry of Employment and Labor	Administrative Agency	Company	- Non-payment of overtime pay - Provision 1 of Article 43 and Article 36 of the Labor Standards Act	—	- Implemented corrective orders, which were completed on November 27, 2023

December 16, 2023	Uijeongbu District Court	Court	Employee (Facility plant manager, Incumbent, 30 years of service)	- Safety incident on January 13, 2021 (fine announced on December 8, 2023, ruling confirmed on December 16, 2023)	Fine of ~~W~~5 million	- Paid fine

March 22, 2024	Supreme Court	Court	Two employees (former Team leader and former Manager)	- Safety incident on January 13, 2021 (final appeal dismissed on March 15, 2024, ruling confirmed by the Appellate Court on March 22, 2024)	Final appeal dismissed (1 year of imprisonment subject to two years of probation for both the Team leader and Manager)	—

In January 2021, an incident involving a leakage of tetramethylammonium hydroxide chemicals occurred during refurbishment of equipment at one of our plants in Paju, causing bodily harm to workers. In December 2021, we and certain of our employees were prosecuted for violating the Occupational Safety and Health Act and the Chemicals Control Act. In January 2023, the Goyang Branch of the Uijeongbu District Court ordered a fine of ~~W~~20 million. The prosecution filed an appeal with respect to several of the prosecuted employees, which was dismissed by the Seoul Appellate Court on December 8, 2023. In addition, the judgment against the remaining defendants, including one of our employees but excluding two of our employees who filed a final appeal with the Supreme Court, was confirmed on December 16, 2023. The final appeals of the two employees were dismissed on March 15, 2024, and the Appellate Court’s ruling was confirmed on March 22, 2024. In order to prevent recurrence, we are exerting continual efforts to treat safety as a top priority management objective, including by strengthening our safety management standards and employee training efforts.

In April 2022, the Han River Basin Environmental Office ordered a fine of ~~W~~2.4 million on us for a violation of Provision 1 of Article 31 of the Chemical Control Act and other applicable law. We paid the fine and established procedures to manage scheduling and documentation and guarantee timely subcontract declaration that follows regulations by the department in charge.

In April 2022, following a relevant department’s delay in reporting an industrial accident (dated February 12, 2022) to the company by over a month, we were assessed a fine of ~~W~~5.6 million for a violation of Provision 3 of Article 57 of the Occupational Safety and Health Act and other applicable law. We paid the fine and provided a company-wide notice and training to promote immediate reporting upon the occurrence of similar incidents and to prevent such delays in the future. We also took personnel actions relating to relevant employees.

In May 2022, after a regular facility inspection following an industrial accident at the site, the trial court (Goyang Branch of Uijeongbu District Court) ordered a fine of ~~W~~5 million on each of us and one employee (former Executive Director and former On-site Safety Manager) for a violation of certain provisions of the Occupational Safety and Health Act. We are strengthening our safety management standards and employee training program to prevent industrial accidents.

On December 15, 2022, under Provision 2 of Article 17 of the Act on the Allocation and Trading of Greenhouse-gas Emission Permits, the Ministry of Environment ordered a fine of ~~W~~1.6 million on us for failure to timely submit a report on the cancellation of allocation of emission rights (when a designated business entity shuts down a part or the entirety of its production site and if the such site’s greenhouse gas emission is less than 50% of the allocated quota due to the closure, shutdown, or discontinuation of operation of its facilities, the designated business shall report to a relevant agency within a month of such shut down). We paid the fine and established procedures to prevent the recurrence of similar events, including regular monthly monitoring of site closures and changes in emissions.

On May 19, 2023, an incident resulting in the death of one of our employees occurred, and we subsequently became subject to a non-periodic inspection by the Southern Branch Office of the Seoul Regional Employment and Labor Office. As a result of the labor inspection, we and our former CEO were alleged to have violated Article 53 of the Labor Standards Act on October 6, 2023, and the Southern Branch Office of Ministry of Employment and Labor is currently conducting an investigation. In addition, on November 13, 2023, we had received a corrective order from the Southern Branch Office of the Seoul Regional Employment and Labor Office to pay ~~W~~239,743,773 in overtime wages to the relevant employees for violations of Article 36 and Provision 1 of Article 43 of the Labor Standards Act. On November 27, 2023, we had fulfilled the corrective order, and accordingly, we do not expect to be charged with any further penalties in relation to the corrective order. In the case of a corrective order, when such order is fulfilled, the case becomes concluded at the labor office level, and the labor office does not pursue further criminal action. In order to prevent the recurrence of similar events, we have established a special committee to improve the culture of our organization and have continued to implement ongoing remedial measures including the reorganization of our employee attendance system.

12.	Financial Information

A.	Financial highlights (Based on consolidated K-IFRS).

(Unit: In millions of Won)

Description	As of June 30, 2024	As of December 31, 2023	As of December 31, 2022
Current assets	9,811,607	9,503,186	9,444,035
Quick assets	6,729,815	6,975,458	6,571,117
Inventories	3,081,792	2,527,728	2,872,918
Non-current assets	25,262,180	26,256,112	26,241,984
Investments in equity accounted investees	87,022	84,329	109,119
Property, plant and equipment, net	19,003,199	20,200,332	20,946,933
Intangible assets	1,759,510	1,773,955	1,752,957
Other non-current assets	4,412,449	4,197,496	3,432,975
Total assets	35,073,787	35,759,298	35,686,019
Current liabilities	14,360,599	13,885,028	13,961,520
Non-current liabilities	11,533,604	13,103,726	10,405,272
Total liabilities	25,894,203	26,988,754	24,366,792
Share capital	2,500,000	1,789,079	1,789,079
Share premium	2,821,006	2,251,113	2,251,113
Retained earnings	1,381,966	2,676,014	5,359,769
Other equity	929,924	515,976	479,628
Non-controlling interest	1,546,688	1,538,362	1,439,638
Total equity	9,179,584	8,770,544	11,319,227

(Unit: In millions of Won, except for per share data and number of consolidated entities)

Description	For the six months ended June 30, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Revenue	11,961,174	21,330,819	26,151,781
Operating profit (loss)	(563,105)	(2,510,164)	(2,085,047)
Profit (loss) from continuing operations	(1,232,074)	(2,576,729)	(3,195,585)
Profit (loss) for the period	(1,232,074)	(2,576,729)	(3,195,585)
Profit (loss) attributable to:
Owners of the company	(1,289,684)	(2,733,742)	(3,071,565)
Non-controlling interest	57,610	157,013	(124,020)
Basic earnings (loss) per share(1)	(2,917)	(7,177)	(8,064)
Diluted earnings (loss) per share(1)	(2,917)	(7, 177)	(8,064)
Number of consolidated entities(2)	22	22	22

(1)

The number of outstanding common shares has increased due to our paid-in capital increase in the first quarter of 2024. The basic earnings (loss) per share and diluted earnings (loss) per share for the years ended December 31, 2023 and December 31, 2022 have been adjusted in consideration of the bonus element in a rights issue to our existing shareholders during the first quarter of 2024.

(2)	The number of consolidated entities is based on the consolidated entities (including the parent company) as of the end of the reporting period.

B.	Financial highlights (Based on separate K-IFRS).

(Unit: In millions of Won)

Description	As of June 30, 2024	As of December 31, 2023	As of December 31, 2022
Current assets	6,908,109	5,590,482	5,627,177
Quick assets	4,773,845	3,809,523	3,702,583
Inventories	2,134,264	1,780,959	1,924,594
Non-current assets	23,294,390	24,141,930	23,631,862
Investments	4,856,003	4,932,063	4,837,704
Property, plant and equipment, net	12,598,059	13,584,247	14,044,844
Intangible assets	1,676,741	1,683,029	1,635,181
Other non-current assets	4,163,587	3,942,591	3,114,133
Total assets	30,202,499	29,732,412	29,259,039
Current liabilities	18,727,115	16,422,259	16,043,011
Non-current liabilities	5,926,936	7,628,598	5,865,589
Total liabilities	24,654,051	24,050,857	21,908,600
Share capital	2,500,000	1,789,079	1,789,079
Share premium	2,821,006	2,251,113	2,251,113
Retained earnings	227,442	1,641,363	3,310,247
Other equity	0	0	0
Total equity	5,548,448	5,681,555	7,350,439

(Unit: In millions of Won, except for per share data)

Description	For the six months ended June 30, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Revenue	11,259,241	19,811,015	24,131,172
Operating profit (loss)	(1,102,701)	(3,884,121)	(3,201,463)
Profit (loss) from continuing operations	(1,409,652)	(1,718,701)	(3,191,387)
Profit (loss) for the period	(1,409,652)	(1,718,701)	(3,191,387)
Basic earnings (loss) per share(1)	(3,188)	(4,512)	(8,379)
Diluted earnings (loss) per share(1)	(3,188)	(4,512)	(8,379)

(1)

The number of outstanding common shares has increased due to our paid-in capital increase in the first quarter of 2024. The basic earnings (loss) per share and diluted earnings (loss) per share for the years ended December 31, 2023 and December 31, 2022 have been adjusted in consideration of the bonus element in a rights issue to our existing shareholders during the first quarter of 2024.

C.	Consolidated subsidiaries (as of June 30, 2024)

Company Interest	Primary Business	Location	Equity
LG Display America, Inc.	Sales	U.S.A.	100%
LG Display Germany GmbH	Sales	Germany	100%
LG Display Japan Co., Ltd.	Sales	Japan	100%
LG Display Taiwan Co., Ltd.	Sales	Taiwan	100%
LG Display Nanjing Co., Ltd.	Manufacturing	China	100%
LG Display Shanghai Co., Ltd.	Sales	China	100%
LG Display Guangzhou Co., Ltd.	Manufacturing	China	100%
LG Display Shenzhen Co., Ltd.	Sales	China	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	100%
L&T Display Technology (Fujian) Limited	Manufacturing and sales	China	51%
LG Display Yantai Co., Ltd.	Manufacturing	China	100%
Nanumnuri Co., Ltd.	Workplace services	Korea	100%
LG Display (China) Co., Ltd.	Manufacturing and sales	China	70%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	100%
LG Display Guangzhou Trading Co., Ltd.	Sales	China	100%
Global OLED Technology LLC	Managing intellectual property	U.S.A.	100%
LG Display Vietnam Haiphong Co., Ltd.	Manufacturing and sales	Vietnam	100%
Suzhou Lehui Display Co., Ltd.	Manufacturing and sales	China	100%
LG Display Fund I LLC(1)	Investing in new emerging companies	U.S.A	100%
LG Display High-Tech (China) Co., Ltd.	Manufacturing and sales	China	70%

(1)	During the reporting period, we invested an additional ~~W~~5,140 million in LG Display Fund I LLC.

D.	Status of equity investments (as of June 30, 2024)

(1)	Consolidated subsidiaries

Company	Capital Stock (in millions)		Date of Incorporation	Equity Interest
LG Display America, Inc.	USD	411	September 1999	100%
LG Display Germany GmbH	EUR	1	October 1999	100%
LG Display Japan Co., Ltd.	JPY	95	October 1999	100%
LG Display Taiwan Co., Ltd.	TWD	116	April 1999	100%
LG Display Nanjing Co., Ltd.	CNY	3,020	July 2002	100%
LG Display Shanghai Co., Ltd.	CNY	4	January 2003	100%
LG Display Guangzhou Co., Ltd.	CNY	1,655	June 2006	100%
LG Display Shenzhen Co., Ltd.	CNY	4	July 2007	100%
LG Display Singapore Pte. Ltd.	USD	1	November 2008	100%
L&T Display Technology (Fujian) Limited	CNY	116	December 2009	51%
LG Display Yantai Co., Ltd.	CNY	1,008	March 2010	100%
Nanumnuri Co., Ltd.	KRW	800	March 2012	100%
LG Display (China) Co., Ltd.	CNY	8,232	December 2012	70%
Unified Innovative Technology, LLC	USD	9	March 2014	100%
LG Display Guangzhou Trading Co., Ltd.	CNY	1	April 2015	100%
Global OLED Technology LLC	USD	138	December 2009	100%
LG Display Vietnam Haiphong Co., Ltd.	USD	600	May 2016	100%
Suzhou Lehui Display Co., Ltd.	CNY	637	July 2016	100%
LG Display Fund I LLC(1)	USD	79	May 2018	100%
LG Display High-Tech (China) Co., Ltd.	CNY	15,600	July 2018	70%

(1)	During the reporting period, we invested an additional ~~W~~5,140 million in LG Display Fund I LLC.

(2)	Affiliated companies

Company	Carrying Amount (in millions)		Date of Incorporation	Equity Interest
Paju Electric Glass Co., Ltd.	~~W~~	25,866	January 2005	40%
Wooree E&L Co., Ltd.	~~W~~	7,611	June 2008	13%
YAS Co., Ltd.	~~W~~	28,532	April 2002	16%
Avatec Co., Ltd.	~~W~~	21,855	August 2000	14%
Arctic Sentinel, Inc.		—	June 2008	10%
Cynora GmbH		—	March 2003	10%
Material Science Co., Ltd.(1)	~~W~~	3,158	January 2014	15%

(1)	During the six months ended June 30, 2024, our equity interest in Material Science Co., Ltd. decreased from 16% to 15% due to a decrease in the investee’s treasury shares.

Although our respective share interests in Wooree E&L Co., Ltd., YAS Co., Ltd., Avatec Co., Ltd., Arctic Sentinel, Inc., Cynora GmbH and Material Science Co., Ltd. are below 20%, we are able to exercise significant influence through our right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

For the six months ended June 30, 2024 and 2023, the aggregate amount of dividends we received from our affiliated companies was ~~W~~200 million and ~~W~~15,200 million, respectively.

13.	Audit Information

A.	Audit service

(Unit: In millions of Won, hours)

Description	2024 H1	2023	2022
Auditor	Samil PwC	KPMG Samjong	KPMG Samjong
Activity	Audit by independent auditor	Audit by independent auditor	Audit by independent auditor
Compensation(1)	1,800 (650)(2)	1,640 (590)(2)	1,557 (575)(2)
Time required(3)	8,710	21,246	21,238

(1)	Compensation amount is the contracted amount for the full fiscal year.
(2)	Compensation amount in ( ) is for Form 20-F filing and SOX 404 audit.
(3)	Figures are based on actual performance as of the date of this report.

B.	Non-audit service

Period	Date of contract	Description of service	Period of service	Compensation
2024 H1	February 2024	Tax advice	March 2024 ~ December 2024	~~W~~50 million
2023	—	—	—	—
2022	—	—	—	—

* Based on direct contracts on a separate basis.

14.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

This information is omitted in quarterly and semi-annual reports in accordance with Korean disclosure rules, and we plan to include such information in our annual report.

15.	Board of Directors

A.	Members of the board of directors

As of June 30, 2024, our board of directors consisted of two non-outside directors, one non-standing director and four outside directors.

(As of June 30, 2024)

Name	Position	Primary responsibility
Cheoldong Jeong (1)	Representative Director (non-outside)	Chairman of board of directors
Sung Hyun Kim	Director (non-outside), Chief Financial Officer and Senior Vice President	Overall head of finances
Beom Jong Ha	Non-standing Director	Related to the overall management
Doocheol Moon (1)	Outside Director	Related to the overall management
Chung Hae Kang	Outside Director	Related to the overall management
Jungsuk Oh	Outside Director	Related to the overall management
Sang-Hee Park	Outside Director	Related to the overall management

(1)

At the annual general meeting of shareholders held on March 22, 2024, James (Hoyoung) Jeong retired from his position as a non-outside director, Cheoldong Jeong was newly appointed as a non-outside director, and Doocheol Moon was reappointed as an outside director.

B.	Committees of the board of directors

We have the following committees that serve under our board of directors: Management Committee, Outside Director Nomination Committee, Audit Committee, ESG Committee and Related Party Transaction Committee.

As of June 30, 2024, the Management Committee consisted of two non-outside directors, Cheoldong Jeong (Chairman) and Sung Hyun Kim.

As of March 22, 2024, the composition of the Outside Director Nomination Committee was as follows.

(As of March 22, 2024)

Committee	Composition	Members(1)
Outside Director Nomination Committee	1 non-standing director and 2 outside directors	Beom Jong Ha, Doocheol Moon and Jungsuk Oh

(1)	Beom Jong Ha, Doocheol Moon and Jungsuk Oh were each appointed as a member of the outside director nomination committee of the board of directors at the board of directors’ meeting on March 22, 2024.

As of June 30, 2024, the composition of the Audit Committee was as follows.

(As of June 30, 2024)

Committee	Composition	Members(1)
Audit Committee	4 outside directors	Doocheol Moon (Chairperson), Chung Hae Kang, Jungsuk Oh and Sang-Hee Park

(1)	Doocheol Moon was reappointed as an outside director and a member of the Audit Committee on March 22, 2024 and was appointed as the chairperson on April 24, 2024.

As of June 30, 2024, the composition of the ESG Committee was as follows.

(As of June 30, 2024)

Committee	Composition	Members(1)
ESG Committee	1 non-outside director and 4 outside directors	Doocheol Moon (Chairperson), Chung Hae Kang, Jungsuk Oh, Sang-Hee Park and Cheoldong Jeong

(1)	Cheoldong Jeong and Doocheol Moon were appointed as members of the committee on March 22, 2024.

As of June 30, 2024, the composition of the Related Party Transaction Committee was as follows.

(As of June 30, 2024)

Committee	Composition	Members(1)
Related Party Transaction Committee	1 non-outside director and 3 outside directors	Chung Hae Kang (Chairperson), Jungsuk Oh, Sang-Hee Park and Sung Hyun Kim

(1)	Sang-Hee Park was appointed as a member of the committee on March 22, 2024.

C.	Independence of directors

Directors are appointed in accordance with the procedures of the Commercial Act and other relevant laws and regulations. Our board of directors is independent as four out of the seven directors that comprise the board are outside directors. Outside directors candidates are nominated for appointment at a shareholders’ meeting after undergoing rigorous review by the Outside Director Nomination Committee.

16.	Information Regarding Shares

A.	Total number of shares

(1)	Total number of shares authorized to be issued (as of June 30, 2024): 500,000,000 shares.

(2)	Total shares issued and outstanding (as of June 30, 2024): 500,000,000 shares.

B.	Shareholder list

(1)	Largest shareholder and related parties as of June 30, 2024:

Name	Relationship	Number of shares of common stock	Equity interest
LG Electronics(1)	Largest shareholder	183,593,206	36.72%

(1)	The number of shares and equity interest held by LG Electronics reflect its participation in our paid-in capital increase in March 2024.

(2)	Shareholders who are known to us that own 5% or more of our shares as of June 30, 2024, which was the most recent record date:

Beneficial owner	Number of shares of common stock	Equity interest
LG Electronics	183,593,206	36.72%
Employee Stock Ownership Association	28,182,347	5.64%

17.	Directors and Employees

A.	Directors

(1)	Remuneration for directors in 2024 H1:

(Unit: person, in millions of Won)

Classification	No. of directors(1)	Amount paid(2)(4)	Per capita average remuneration paid(3)
Non-outside directors	3	1,339	446
Outside directors who are not audit committee members	—	—	—
Outside directors who are audit committee members	4	192	48

Total	7	1,531	218

(1)	Number of directors as of June 30, 2024.

(2)	Among the directors, one non-standing director is not compensated.

(3)

Per capita average remuneration paid is calculated by using the sum of the average monthly remuneration paid in the six months ended June 30, 2024 (excluding one non-standing director who is not compensated).

(4)

Due to the retirement of James (Hoyoung) Jeong as a non-outside director and the appointment of Cheoldong Jeong as a non-outside director at the annual general meeting of shareholders held on March 22, 2024, the amount paid to non-outside directors includes the remuneration paid to both directors during their terms of office.

(2)	Standards of remuneration paid to non-outside and outside directors

•	Non-outside directors (excluding outside directors and audit committee members)

The remuneration system for non-outside directors consists of base salary, position salary and performance-related pay. The remuneration for non-outside directors is measured in accordance with the standards established by the board of directors (within the amount approved at the annual general meeting of shareholders), including the non-outside director’s position and job responsibilities.

•	Standards for base salary/position salary: relevant position and job responsibilities, among others

•	Standards for performance-related pay: financial performance of the company and achievement of individual management goals, among others

•	Outside directors, audit committee members and auditor

The remuneration for outside directors, audit committee members and auditor is measured in accordance with the standards established by the board of directors (within the amount approved at the annual general meeting of shareholders), including the individual’s job responsibilities, among others.

(3)	Remuneration for individual directors and audit committee members

•	Individual amount of remuneration paid in 2024 (among those paid over ~~W~~500 million per year)

(Unit: in millions of Won)

Name	Position	Total remuneration	Payment not included in total remuneration
Cheoldong Jeong	Representative Director	705	—

•	Method of calculation

Name	Method of calculation
Cheoldong Jeong

Total remuneration

•  ~~W~~705 million.

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~65 million between January and June were made.

•  Position salary is calculated based on the significance of the position and responsibilities of the job. Monthly payments of ~~W~~52 million between January and June were made.

•  A total of ~~W~~3.8 million of welfare benefits were paid between January and June in accordance with welfare benefits standards.

(4)	Remuneration for the five highest paid individuals (among those paid over ~~W~~500 million per year)

•	Individual remuneration amount

(Unit: in millions of Won)

Name	Position	Total remuneration(1)	Payment not included in total remuneration
James (Hoyoung) Jeong	Former President	1,521	—
Kang Yeol Oh	Advisor	1,386	—
Han Seop Kim	Advisor	1,186	—
Hee Yeon Kim	Advisor	1,087	—
Cheoldong Jeong	Representative Director	705	—

(1)	Calculated based on the total amount of remuneration for 2024.

•	Method of calculation

Name	Method of calculation
James (Hoyoung) Jeong(1)

Total remuneration(2)

•  ~~W~~1,521 million (consisting of ~~W~~351 million in salary and ~~W~~1,170 million in retirement pay).

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~65 million between January and March were made.

•  Position salary is calculated based on the significance of the position and responsibilities of the job. Monthly payments of ~~W~~52 million between January and March were made.

•  A total of ~~W~~0.3 million of welfare benefits were paid between January and March in accordance with other welfare benefits standards.

Retirement pay

•  Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (24 years), monthly base salary at the time of retirement and payment rate per position (2.5 to 4.5%).

Kang Yeol Oh(1)

Total remuneration(2)

•  ~~W~~1,386 million (consisting of ~~W~~146 million in salary and ~~W~~1,240 million in retirement pay).

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~31.5 million between January and March and ~~W~~15.7 million between April and June were made.

•  A total of ~~W~~4.3 million of welfare benefits were paid between January and March in accordance with other welfare benefits standards.

Retirement pay

•  Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (14 years), monthly base salary at the time of retirement and payment rate per position (2.5 to 4.5%)

Han Seop Kim(1)

Total remuneration(2)

•  ~~W~~1,186 million (consisting of ~~W~~152 million in salary and ~~W~~1,034 million in retirement pay).

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~31.5 million between January and March and ~~W~~15.7 million between April and June were made.

•  A total of ~~W~~10.4 million of welfare benefits were paid between January and March in accordance with other welfare benefits standards.

Retirement pay

•  Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (12 years), monthly base salary at the time of retirement and payment rate per position (2.5 to 4.5%).

Hee Yeon Kim(1)

Total remuneration(2)

•  ~~W~~1,087 million (consisting of ~~W~~148 million in salary and ~~W~~939 million in retirement pay).

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~31.5 million between January and March and ~~W~~15.7 million between April and June were made.

•  A total of ~~W~~6.1 million of welfare benefits were paid between January and March in accordance with other welfare benefits standards.

Retirement pay

•  Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (11 years), monthly base salary at the time of retirement and payment rate per position (2.5 to 4.5%).

Cheoldong Jeong

Total remuneration(2)

•  ~~W~~705 million (consisting of ~~W~~705 million in salary).

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~65 million between January and June were made.

•  Position salary is calculated based on the significance of the position and responsibilities of the job. Monthly payments of ~~W~~52 million between January and June were made.

•  A total of ~~W~~3.8 million of welfare benefits were paid between January and June in accordance with other welfare benefits standards.

(1)	Each of James (Hoyoung) Jeong (former president), Kang Yeol Oh (advisor), Han Seop Kim (advisor) and Hee Yeon Kim (advisor) retired from our company effective as of March 31, 2024.

(2)	Calculated based on the total amount of remuneration for 2024.

(5)	Stock options

•	Not applicable.

B.	Employees

As of June 30, 2024, we had 27,352 employees (excluding our directors). On average, our male employees have served 13.7 years and our female employees have served 11.4 years. The total amount of salary paid to our employees for the six months ended June 30, 2024 based on income tax statements submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act was ~~W~~1,029,571 million for our male employees and ~~W~~147,069 million for our female employees. The following table provides details of our employees as of June 30, 2024:

(Unit: person, in millions of Won, year)

	Number of employees(1)	Total salary in 2024(2)(3)(4)	Average salary per capita(5)	Average years of service
Male	22,885	1,029,571	45	14
Female	4,467	147,069	33	11

Total	27,352	1,176,640	43	13

(1)	Includes part-time employees hired for temporary needs or to serve as temporary replacements for employees on parental leave.

(2)

Welfare benefits and retirement expenses have been excluded. Total welfare benefit provided to our employees for the six months ended June 30. 2024 was ~~W~~217,843 million and the per capita welfare benefit provided was ~~W~~8.0 million.

(3)	Based on income tax statements, which are submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act.

(4)	Includes incentive payments to employees who have transferred from our affiliated companies.

(5)	Calculated using the sum of the average monthly salary.

C.	Remuneration for executive officers (excluding directors)

(Unit: person, in millions of Won)

Number of executive officers	Total salary in 2024	Average salary per capita(1)
86	16,827	187

(1)	Calculated using the sum of the average monthly salary.

18.	Other Matters

A.	Legal proceedings

We are a defendant in two separate civil lawsuits (comprising one damages claim in the United Kingdom filed by private plaintiffs and one damages claim in Israel filed by private plaintiffs) filed against us and certain other TFT-LCD panel manufacturers in connection with alleged anticompetitive behavior of the defendants. In each of these cases, the amount being sought has not been determined. The trial for the case in the United Kingdom was completed and the court’s ruling regarding the amount of our liability remains subject to further determination, while no trial has been scheduled for the case in Israel. While the expected outcome of each of these cases is unclear, we do not believe that any of these cases would have a material effect on our financial conditions.

B.	Status of collateral pledged to related party

On March 27, 2023, the Board of Directors resolved to borrow ~~W~~1 trillion from our largest shareholder, LG Electronics, in order to strengthen the competitiveness of our OLED business as well as for working capital purposes, and withdrew ~~W~~650 billion of the principal amount of such borrowing on March 30, 2023 and the remaining ~~W~~350 billion on April 20, 2023. The repayment terms provide for a two-year grace period followed by a one-year repayment period in installments with an interest rate of 6.06%. In addition, we pledged certain of our land and buildings equivalent to the sum of the principal and interest amount as collateral for such borrowing.

Moreover, deposits in the amount of CNY1,820 million (equivalent to the maximum amount of ~~W~~346.6 billion) have been pledged as collateral by LG Display Nanjing Co., Ltd. in connection with our borrowings in the amount of ~~W~~300 billion from Shinhan Bank and others.

C.	Material events subsequent to the reporting period

None

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

June 30, 2024 and 2023

(With Report on Review of Condensed Consolidated Interim Financial Statements)

Report on Review of Condensed Consolidated Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

LG Display Co., Ltd.

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of LG Display Co., Ltd. and its subsidiaries (collectively referred to as the “Group”). These condensed consolidated interim financial statements consist of the consolidated interim statement of financial position of the Group as at June 30, 2024, and the related consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2024, and condensed consolidated interim statements of changes in equity and cash flows for the six-month period ended June 30, 2024, and material accounting policy information and other selected explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and presentation of these condensed consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying condensed consolidated interim financial statements are not prepared, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Other Matters

The consolidated statements of comprehensive income for the three-month and six-month periods ended June 30, 2023, and consolidated statements of changes in equity and cash flows for the six-month period ended June 30, 2023, presented herein for comparative purposes, were reviewed by another auditor whose report dated August 11, 2023. Based on their review, nothing has come to their attention that causes them to believe the accompanying condensed financial statements do not present fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

The consolidated statement of financial position as at December 31, 2023, and the consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, not presented herein, were audited by another auditor who expressed an unqualified opinion on those statements on March 7, 2024. The consolidated statement of financial position as at December 31, 2023, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2023.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

August 14, 2024

Seoul, Korea

This report is effective as of August 14, 2024, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of June 30, 2024 and December 31, 2023

(In millions of won)	Note	June 30, 2024 (Unaudited)		December 31, 2023
Assets
Cash and cash equivalents	4, 25	~~W~~	1,974,149	2,257,522
Deposits in banks	4, 25		367,626	905,971
Trade accounts and notes receivable, net	5, 15, 25, 27		3,663,259	3,218,093
Other accounts receivable, net	5, 25		163,582	126,985
Other current financial assets	6, 25		236,818	168,623
Inventories	7		3,081,792	2,527,728
Prepaid income taxes			23,921	44,505
Other current assets	5		300,460	253,759

Total current assets			9,811,607	9,503,186
Deposits in banks	4, 25		11	11
Investments in equity accounted investees	8		87,022	84,329
Other non-current financial assets	6, 25		187,108	173,626
Property, plant and equipment, net	9, 18		19,003,199	20,200,332
Intangible assets, net	10, 18		1,759,510	1,773,955
Investment Property	11, 18		30,454	32,995
Deferred tax assets	23		3,827,701	3,562,861
Defined benefits assets, net	13		342,615	407,438
Other non-current assets			24,560	20,565

Total non-current assets			25,262,180	26,256,112

Total assets		~~W~~	35,073,787	35,759,298

Liabilities
Trade accounts and notes payable	25, 27	~~W~~	4,432,364	4,175,064
Current financial liabilities	12, 25, 26		5,982,175	5,262,295
Other accounts payable	25		2,281,587	2,918,903
Accrued expenses			630,465	648,949
Income tax payable			16,035	52,237
Provisions	14		98,466	117,676
Advances received			862,794	625,838
Other current liabilities			56,713	84,066

Total current liabilities			14,360,599	13,885,028
Non-current financial liabilities	12, 25, 26, 27		10,252,415	11,439,776
Non-current provisions	14		55,423	63,805
Defined benefit liabilities, net	13		1,363	1,559
Long-term advances received	15		625,140	967,050
Deferred tax liabilities	23		1,143	2,069
Other non-current liabilities	25		598,120	629,467

Total non-current liabilities			11,533,604	13,103,726

Total liabilities			25,894,203	26,988,754

Equity
Share capital	16		2,500,000	1,789,079
Share premium	16		2,821,006	2,251,113
Retained earnings			1,381,966	2,676,014
Reserves	16		929,924	515,976

Equity attributable to owners of the Parent			7,632,896	7,232,182

Non-controlling interests			1,546,688	1,538,362

Total equity			9,179,584	8,770,544

Total liabilities and equity		~~W~~	35,073,787	35,759,298

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Loss

For the three-month and six-month periods ended June 30, 2024 and 2023

		For the three-month periods ended June 30			For the six-month periods ended June 30
(In millions of won, except loss per share amounts)	Note	2024 (Unaudited)		2023 (Unaudited)	2024 (Unaudited)	2023 (Unaudited)
Revenue	17, 18, 27	~~W~~	6,708,199	4,738,571	11,961,174	9,149,627
Cost of sales	7, 19, 27		(6,094,596)	(4,911,193)	(11,129,683)	(9,705,683)

Gross profit (loss)			613,603	(172,622)	831,491	(556,056)
Selling expenses	19, 20		(145,325)	(148,134)	(269,946)	(285,759)
Administrative expenses	19, 20		(218,073)	(220,758)	(441,025)	(445,152)
Research and development expenses	19		(343,878)	(339,956)	(683,625)	(692,861)

Operating loss			(93,673)	(881,470)	(563,105)	(1,979,828)

Finance income	22		177,451	334,447	379,653	843,418
Finance costs	22		(417,562)	(312,161)	(825,270)	(974,678)
Other non-operating income	21		371,675	452,269	803,563	835,619
Other non-operating expenses	19, 21		(471,961)	(469,847)	(1,220,106)	(1,075,565)
Equity in income of equity accounted investees, net			1,441	(368)	3,288	(935)

Loss before income tax			(432,629)	(877,130)	(1,421,977)	(2,351,969)
Income tax benefit (expense)	23		(38,169)	178,360	189,903	500,099

Loss for the period			(470,798)	(698,770)	(1,232,074)	(1,851,870)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	13		(1,480)	(238)	(4,269)	(783)
Other comprehensive income (loss) from associates			(1)	(2)	(95)	168

			(1,481)	(240)	(4,364)	(615)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	16		240,420	(284,194)	493,948	78,911
Other comprehensive income (loss) from associates	16		236	(554)	(68)	(667)

			240,656	(284,748)	493,880	78,244

Other comprehensive income (loss) for the period, net of income tax			239,175	(284,988)	489,516	77,629

Total comprehensive loss for the period		~~W~~	(231,623)	(983,758)	(742,558)	(1,774,241)

Profit (loss) attributable to:
Owners of the Parent			(506,527)	(858,125)	(1,289,684)	(2,071,902)
Non-controlling interests			35,729	159,355	57,610	220,032

Loss for the period		~~W~~	(470,798)	(698,770)	(1,232,074)	(1,851,870)

Total comprehensive income (loss) attributable to:
Owners of the Parent			(305,363)	(1,068,177)	(880,100)	(1,980,435)
Non-controlling interests			73,740	84,419	137,542	206,194

Total comprehensive loss for the period		~~W~~	(231,623)	(983,758)	(742,558)	(1,774,241)

Loss per share (in won)
Basic loss per share	24	~~W~~	(1,013)	(2,253)	(2,917)	(5,440)

Diluted loss per share	24	~~W~~	(1,013)	(2,253)	(2,917)	(5,440)

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2024 and 2023

		Attributable to owners of the Parent Company
(In millions of won)	Note	Share capital		Share premium	Retained earnings	Reserves	Sub-total	Non- controlling interests	Total equity
Balances at January 1, 2023		~~W~~	1,789,079	2,251,113	5,359,769	479,628	9,879,589	1,439,638	11,319,227

Total comprehensive income (loss) for the period
Profit (loss) for the period			—	—	(2,071,902)	—	(2,071,902)	220,032	(1,851,870)

Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities			—	—	(783)	—	(783)	—	(783)
Foreign currency translation differences			—	—	—	92,749	92,749	(13,838)	78,911
Other comprehensive income (loss) from associates			—	—	168	(667)	(499)	—	(499)

Total other comprehensive income (loss)			—	—	(615)	92,082	91,467	(13,838)	77,629

Total comprehensive income (loss) for the period		~~W~~	—	—	(2,072,517)	92,082	(1,980,435)	206,194	(1,774,241)

Transaction with owners, recognized directly in equity
Dividends to Non-controlling shareholders in subsidiaries			—	—	—	—	—	(34,098)	(34,098)

Balances at June 30, 2023 (Unaudited)		~~W~~	1,789,079	2,251,113	3,287,252	571,710	7,899,154	1,611,734	9,510,888

Balances at January 1, 2024		~~W~~	1,789,079	2,251,113	2,676,014	515,976	7,232,182	1,538,362	8,770,544

Total comprehensive income (loss) for the period
Profit (loss) for the period			—	—	(1,289,684)	—	(1,289,684)	57,610	(1,232,074)

Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities			—	—	(4,269)	—	(4,269)	—	(4,269)
Foreign currency translation differences			—	—	—	414,016	414,016	79,932	493,948
Other comprehensive income (loss) from associates			—	—	(95)	(68)	(163)	—	(163)

Total other comprehensive income (loss)			—	—	(4,364)	413,948	409,584	79,932	489,516

Total comprehensive income (loss) for the period		~~W~~	—	—	(1,294,048)	413,948	(880,100)	137,542	(742,558)

Transaction with owners, recognized directly in equity
Capital Increase	16		710,921	569,893	—	—	1,280,814	—	1,280,814
Dividends to Non-controlling shareholders in subsidiaries			—	—	—	—	—	(129,216)	(129,216)

Total transaction with owners, recognized directly in equity			710,921	569,893	—	—	1,280,814	(129,216)	1,151,598

Balances at June 30, 2024 (Unaudited)		~~W~~	2,500,000	2,821,006	1,381,966	929,924	7,632,896	1,546,688	9,179,584

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the six-month periods ended June 30, 2024 and 2023

(In millions of won)	Note	2024 (Unaudited)		2023 (Unaudited)
Cash flows from (used in) operating activities:	26
Cash generated from operations	26		859,955	767,795
Income taxes paid			(84,360)	(174,741)
Interests received			46,370	63,361
Interests paid			(490,864)	(469,140)

Cash flows from operating activities		~~W~~	331,101	187,275

Cash flows from (used in) investing activities:
Dividends received		~~W~~	200	15,200
Increase in deposits in banks			(1,000)	(591,187)
Proceeds from withdrawal of deposits in banks			572,013	846,574
Acquisition of financial assets at fair value through profit or loss			(3,063)	(1,964)
Proceeds from disposal of financial asset at fair value through profit or loss			116	546
Acquisition of financial assets at fair value through other comprehensive income			—	(1,000)
Proceeds from disposal of financial assets at fair value through other comprehensive income			—	891
Acquisition of property, plant and equipment			(1,247,480)	(2,181,452)
Proceeds from disposal of property, plant and equipment			165,471	372,684
Acquisition of intangible assets			(479,186)	(349,258)
Proceeds from disposal of intangible assets			5,140	4,215
Government grants received			2,307	4,863
Proceeds from settlement of derivatives			183,219	85,090
Increase in short-term loans			9,126	10,072
Increase in deposits			(1,575)	(3,098)
Decrease in deposits			875	1,665
Proceeds from disposal of greenhouse gas emission permits			6,494	2,310

Cash flows used in investing activities			(787,343)	(1,783,849)

Cash flows from (used in) financing activities:	26
Proceeds from short-term borrowings			2,809,097	3,745,459
Repayments of short-term borrowings			(3,569,093)	(3,903,146)
Proceeds from issuance of bonds			—	469,266
Repayments of bonds			(80,000)	(433,990)
Proceeds from long-term borrowings			1,970,455	3,971,105
Repayments of current portion of long-term borrowings			(2,168,236)	(1,596,973)
Payment of lease liabilities			(35,160)	(39,356)
Capital increase			1,292,455	—
Transaction cost from capital increase			(11,640)	—
Subsidiaries’ dividends distributed to non-controlling interests			(136,519)	(34,098)

Cash flows from financing activities			71,359	2,178,267

Net increase (decrease) in cash and cash equivalents			(384,883)	581,693
Cash and cash equivalents at January 1			2,257,522	1,824,649
Effect of exchange rate fluctuations on cash held			101,510	(27,903)

Cash and cash equivalents at June 30		~~W~~	1,974,149	2,378,439

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

1.	Reporting Entity

(a)	Description of the Parent Company

LG Display Co., Ltd. (the “Parent Company”) was incorporated in February 1985 and the Parent Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Parent Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of June 30, 2024, the Group is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Parent Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of June 30, 2024, LG Electronics Inc., a major shareholder of the Parent Company, owns 36.72% (183,593,206 shares) of the Parent Company’s common stock.

As of June 30, 2024, 500,000,000 shares of the Parent Company’s common stock is listed on Korea Exchange under the identifying code 034220, and 21,711,114 American Depository Shares (“ADSs”, 2 ADSs represent one share of common stock) is listed on the New York Stock Exchange under the symbol “LPL”.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of June 30, 2024

(In millions)
Subsidiaries	Location	Percentage of ownership	Closing month	Date of incorporation	Business	Share
LG Display America, Inc.	San Jose, U.S.A.	100%	December	September 24, 1999	Sales of display products	USD	411
LG Display Germany GmbH	Eschborn, Germany	100%	December	October 15, 1999	Sales of display products	EUR	1
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December	October 12, 1999	Sales of display products	JPY	95
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December	April 12, 1999	Sales of display products	TWD	116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December	July 15, 2002	Production of display products	CNY	3,020
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December	January 16, 2003	Sales of display products	CNY	4
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December	June 30, 2006	Production of display products	CNY	1,655
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December	July 27, 2007	Sales of display products	CNY	4
LG Display Singapore Pte. Ltd.	Singapore	100%	December	November 4, 2008	Sales of display products	USD	1
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December	December 7, 2009	Production and sales of LCD module and LCD monitor sets	CNY	116
LG Display Yantai Co., Ltd.	Yantai, China	100%	December	March 17, 2010	Production of display products	CNY	1,008
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December	March 21, 2012	Business facility maintenance	KRW	800
LG Display (China) Co., Ltd.	Guangzhou, China	70%	December	December 10, 2012	Production and sales of display products	CNY	8,232
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100%	December	March 12, 2014	Intellectual property management	USD	9
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100%	December	April 28, 2015	Sales of display products	CNY	1
Global OLED Technology, LLC	Sterling, U.S.A.	100%	December	December 18, 2009	OLED intellectual property management	USD	138
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	100%	December	May 5, 2016	Production and sales of display products	USD	600
Suzhou Lehui Display Co., Ltd.	Suzhou, China	100%	December	July 1, 2016	Production and sales of LCD module and LCD monitor	CNY	637
LG DISPLAY FUND I LLC (*)	Wilmington, U.S.A.	100%	December	May 1, 2018	Investment in venture business and technologies	USD	79
LG Display High-Tech (China) Co., Ltd.	Guangzhou, China	70%	December	July 11, 2018	Production and sales of display products	CNY	15,600

(*)

For the six-month period ended June 30, 2024, the Parent Company contributed ~~W~~5,140 million in cash for the capital increase of LG DISPLAY FUND I LLC. There was no change in the Parent Company’s percentage of ownership in LG DISPLAY FUND I LLC as a result of this additional investment.

In addition to the above subsidiaries, the Parent Company has invested ~~W~~11,700 million in MMT (Money Market Trust), which is controlled by the Parent Company.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

2.	Basis of Preparation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying condensed consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group’s financial position, financial performance or cash flows, is not presented in the accompanying condensed consolidated interim financial statements.

(a)	Application of accounting standards

The Group’s condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standard as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting. These condensed consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements of the Group as of and for the year ended December 31, 2023.

(b)	Basis of Measurement

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss (“FVTPL”), and

•	net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

Each subsidiary’s financial statements within the Group are presented in the subsidiary’s functional currency, which is the currency of the primary economic environment in which each subsidiary operates. The condensed consolidated interim financial statements are presented in Korean won, which is the Parent Company’s functional currency.

(d)	Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with Korean IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

(e)	Accounting standards and Interpretation issued and adopted by the Group

The Group has applied the following new or amended accounting standards for the annual periods commencing January 1, 2024.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

2.	Basis of Preparation, Continued

(e)	Accounting standards and Interpretation issued and adopted by the Group, Continued

(i)	Amendments to Korean IFRS 1001 Presentation of Financial Statements – Classification of Liabilities as Current or Non-current, Non-current Liabilities with Covenants

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability includes the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. In addition, covenants that an entity is required to comply with after the end of the reporting period would not affect classification of a liability as current or non-current at the reporting date. When an entity classifies a liability that is subject to the covenants which an entity is required to comply with within twelve months of the reporting date as non-current at the end of the reporting period, the entity shall disclose information in the notes to understand the risk that non-current liabilities with covenants could become repayable within twelve months after the reporting period. The amendments do not have a significant impact on the financial statements.

(ii)	Amendments to Korean IFRS 1007 Statement of Cash Flows, Korean IFRS 1107 Financial Instruments: Disclosures – Supplier finance arrangements

When applying supplier finance arrangements, an entity shall disclose information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the entity’s liabilities and cash flows and on the entity’s exposure to liquidity risk.

(iii)	Amendments to Korean IFRS 1116 Leases – Lease Liability in a Sale and Leaseback

When subsequently measuring lease liabilities arising from a sale and leaseback, a seller-lessee shall determine lease payments or revised lease payments in a way that the seller-lessee would not recognize any amount of the gain or loss that relates to the right of use retained by the seller-lessee. The amendments do not have a significant impact on the financial statements.

(iv)	Amendments to Korean IFRS 1001 Presentation of Financial Statements – Disclosure of Cryptographic Assets

The amendments require an additional disclosure if an entity holds cryptographic assets, or holds cryptographic assets on behalf of the customer, or issues cryptographic assets. The amendments do not have a significant impact on the financial statements.

(f)	Accounting standards and Interpretation issued but not yet adopted by the Group

The Accounting standards and Interpretation issued that have been enacted or amended but have not been applied because the effective date has not arrived are as follows:

Amendments to Korean IFRS 1021 The Effects of Changes in Foreign Exchange Rates and 1101 First-time Adoption of International Financial Reporting Standards – Lack of Exchangeability

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

2.	Basis of Preparation, Continued

(f)	Accounting standards and Interpretation issued but not yet adopted by the Group, Continued

When an entity estimates a spot exchange rate because exchangeability between two currencies is lacking, the entity shall disclose related information. The amendments should be applied for annual periods beginning on or after January 1, 2025, and earlier application is permitted. The Group is in review for the impact of these amendments on the financial statements.

(g)	Income Tax Expense

The Group is within the scope of the Pillar Two model rules, there is no additional income tax expenses recognized in relation to the rules and applied the exception to recognizing and disclosing information about deferred tax and assets and liabilities related to Pillar Two income Taxes.

3.	Accounting Policies

The accounting policies followed by the Group in the preparation of its condensed consolidated interim financial statements are the same as those followed by the Group in its preparation of the consolidated financial statements as of and for the year ended December 31, 2023, except for the application of Korean IFRS 1034 Interim Financial Reporting.

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	June 30, 2024		December 31, 2023
Current assets
Cash and cash equivalents
Cash	~~W~~	—	3
Deposits		1,974,149	2,257,519

Total	~~W~~	1,974,149	2,257,522

Deposits in banks
Time deposits (*1) (*2)	~~W~~	367,626	905,971
Non-current assets
Deposits in banks
Deposit for checking account	~~W~~	11	11

(*1)	As of June 30, 2024, it includes deposits restricted in use of ~~W~~346,626 million to guarantee the Parent Company’s borrowings.
(*2)	As of June 30, 2024, it includes funds for business cooperation of ~~W~~20,000 million to aid LG Group companies’ suppliers which is restricted in use.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others

(a) Trade accounts and notes receivable as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	June 30, 2024		December 31, 2023
Due from third parties, net	~~W~~	3,100,881	2,827,163
Due from related parties		562,378	390,930

Total	~~W~~	3,663,259	3,218,093

(b) Other accounts receivable as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	June 30, 2024		December 31, 2023
Current assets
Non-trade receivables, net	~~W~~	146,398	112,739
Accrued income		17,184	14,246

Total	~~W~~	163,582	126,985

Due from related parties included in other accounts receivable as of June 30, 2024 and December 31, 2023 are ~~W~~84,410 million and ~~W~~11,520 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others, Continued

(c) The aging of trade accounts and notes receivable and other accounts receivable as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)	June 30, 2024
	Original amount			Allowance for doubtful account
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	~~W~~	3,640,820	160,986	(1,008)	(292)
1-15 days past due		16,386	1,294	(5)	(13)
16-30 days past due		1,564	5	—	—
31-60 days past due		5,363	366	—	(4)
More than 60 days past due		139	1,248	—	(8)

Total	~~W~~	3,664,272	163,899	(1,013)	(317)

(In millions of won)	December 31, 2023
	Original amount			Allowance for doubtful account
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	~~W~~	3,212,514	123,919	(932)	(191)
1-15 days past due		3,077	1,357	(1)	—
16-30 days past due		3,435	156	—	(2)
31-60 days past due		—	168	—	(2)
More than 60 days past due		—	1,592	—	(12)

Total	~~W~~	3,219,026	127,192	(933)	(207)

The movement in the allowance for doubtful account in respect of trade accounts and notes receivable and other accounts receivable for the six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)	June 30, 2024			June 30, 2023
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
At January 1	~~W~~	933	207	875	1,778
(Reversal of) bad debt expense		80	110	146	(226)

At June 30	~~W~~	1,013	317	1,021	1,552

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others, Continued

(d) Other current assets as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	June 30, 2024		December 31, 2023
Advanced payments	~~W~~	1,456	1,675
Prepaid expenses		104,658	103,355
Prepaid value added tax		190,228	143,608
Right to recover returned goods		4,118	5,121

Total	~~W~~	300,460	253,759

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

6.	Other Financial Assets

Other financial assets as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)	June 30, 2024		December 31, 2023
Current assets
Financial assets at fair value through profit or loss
Derivatives (*1)	~~W~~	145,090	136,762

Fair value hedging derivatives
Derivatives (*2)	~~W~~	51,301	—

Financial assets at amortized cost
Deposits	~~W~~	8,751	1,356
Short-term loans		31,049	26,375

Subtotal	~~W~~	39,800	27,731

Other financial assets
Lease receivables	~~W~~	627	4,130

Total	~~W~~	236,818	168,623

Non-current assets
Financial assets at fair value through profit or loss
Equity securities	~~W~~	96,450	87,027
Convertible securities		3,227	3,127
Derivatives (*1)		35,650	32,941

Subtotal	~~W~~	135,327	123,095

Fair value hedging derivatives
Derivatives (*2)	~~W~~	22,915	—

Financial assets at amortized cost
Deposits	~~W~~	9,311	17,022
Long-term loans		19,555	33,509

Subtotal	~~W~~	28,866	50,531

Total	~~W~~	187,108	173,626

(*1)

The derivatives, which are not designated as hedging instruments, arise from cross currency interest swap contracts and others for the purpose of managing currency and interest rate risks associated with foreign currency denominated borrowings and bonds.

(*2)	The derivatives, which are designated as hedging instruments, arise from forward exchange contracts for the purpose of managing currency risk associated with advances received in foreign currency.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

7.	Inventories

Inventories as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	June 30, 2024		December 31, 2023
Finished goods	~~W~~	942,590	750,775
Work-in-process		1,409,050	1,145,606
Raw materials		532,191	457,356
Supplies		197,961	173,991

Total	~~W~~	3,081,792	2,527,728

For the six-month periods ended June 30, 2024 and 2023, the amount of inventories recognized as cost of sales and loss on valuation of inventories are as follows:

(In millions of won)	2024		2023
Cost of sales	~~W~~	11,129,683	9,705,683
Inventories recognized as cost of sales		11,096,028	9,711,808
Loss on valuation of inventories		33,655	(6,125)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

8.	Investments in Associates

Details of investment in associates as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
Associates	Location	Closing	Date of incorporation	Business	June 30, 2024			December 31, 2023
					Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	December	January 2005	Production of glass for display	40%	~~W~~	25,866	40%	~~W~~	24,200
WooRee E&L Co., Ltd.	Ansan, South Korea	December	June 2008	Production of LED back light unit packages	13%		7,611	13%		7,106
YAS Co., Ltd.	Paju, South Korea	December	April 2002	Development and production of deposition equipment for OLEDs	16%		28,532	16%		28,564
AVATEC Co., Ltd.	Daegu, South Korea	December	August 2000	Processing and sales of glass for display	14%		21,855	14%		20,871
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	March	June 2008	Development and production of tablet for kids	10%		—	10%		—
Cynora GmbH	Bruchsal, Germany	December	March 2003	Development organic light emitting materials for displays and lighting devices	10%		—	10%		—
Material Science Co., Ltd.(*)	Seoul, South Korea	December	January 2014	Development, production, and sales of materials for display	15%		3,158	16%		3,588

Total						~~W~~	87,022		~~W~~	84,329

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

8.	Investments in Associates, Continued

(*)	For the six-month period ended June 30, 2024, due to the investee’s disposal of treasury shares, the Parent Company’s percentage of ownership decreased from 16% to 15%.

Although the Parent Company’s respective share interests in WooRee E&L Co., Ltd., YAS Co., Ltd., AVATEC Co., Ltd., Arctic Sentinel, Inc., Cynora GmbH and Material Science Co., Ltd. are below 20%, the Parent Company is able to exercise significant influence through its right to appoint one or more directors to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

Dividend income recognized from associates for the six-month periods ended June 30, 2024 and 2023 amounted to ~~W~~200 million and ~~W~~15,200 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

9.	Property, Plant and Equipment

(a)	Changes in property, plant and equipment for the six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Book value as of January 1	~~W~~	20,200,332	20,946,933
Acquisitions		920,468	1,994,148
Depreciation		(2,307,877)	(1,737,250)
Disposals		(161,907)	(404,973)
Impairment loss (*)		(72,531)	(55,425)
Others		(1,066)	(1,389)
Government grants received		(2,307)	(4,863)
Effect of changes in exchange rates		428,087	99,460

Book value as of June 30	~~W~~	19,003,199	20,836,641

(*)	Impairment losses are recognized for the difference between the carrying amount and the recoverable amount of property, plant and equipment.

(b)

The capitalized borrowing costs and the annualized capitalization rates were ~~W~~33,664 million and 5.73%, and ~~W~~154,906 million and 5.06%, for the six-month periods ended June 30, 2024 and 2023, respectively.

10.	Intangible Assets

The Group capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products after those related activities meet the capitalization criteria of development costs including technical feasibility, future economic benefits and others. The balances of capitalized development costs as of June 30, 2024 and December 31, 2023 are ~~W~~720,004 million and ~~W~~ 641,461 million, respectively. For the six-month periods ended June 30, 2024 and 2023, the Group recognized impairment losses amounting to ~~W~~45,019 million and ~~W~~20,322 million, respectively, in connection with development projects.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

11.	Investment Property

(a)	Changes in investment properties for the six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
At January 1	~~W~~	32,995	28,269
Depreciation		(2,541)	(2,419)
Others		—	(228)

At June 30	~~W~~	30,454	25,622

(b)

For the six-month period ended June 30, 2024, rental income from investment property is ~~W~~4,024 million (rental income from investment property for the six-month period ended June 30, 2023: ~~W~~1,941 million) and rental cost is ~~W~~2,541 million (rental cost for the six-month period ended June 30, 2023: ~~W~~2,419 million).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

12.	Financial Liabilities

(a)	Financial liabilities as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	June 30, 2024		December 31, 2023
Current
Short-term borrowings	~~W~~	1,205,144	1,875,635
Current portion of long-term borrowings		3,833,172	2,934,693
Current portion of bonds		901,354	369,716
Derivatives (*1)		2,770	26,193
Fair value hedging derivatives (*2)		—	7,392
Lease liabilities		39,735	48,666

Total	~~W~~	5,982,175	5,262,295

Non-current
Long-term borrowings	~~W~~	9,702,114	10,230,658
Bonds		517,588	1,118,427
Derivatives (*1)		8,833	37,333
Fair value hedging derivatives (*2)		—	28,660
Lease liabilities		23,880	24,698

Total	~~W~~	10,252,415	11,439,776

(*1)

The derivatives, which are not designated as hedging instruments, arise from cross currency interest swap contracts and others for the purpose of managing currency and interest rate risks associated with foreign currency denominated borrowings and bonds.

(*2)	The derivatives, which are designated as hedging instruments, arise from forward exchange contracts for the purpose of managing currency risk associated with advances received in foreign currency.

(b)	Details of short-term borrowings as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
Lender	Description	Annual interest rate as of June 30, 2024 (%)	June 30, 2024	December 31, 2023
Standard Chartered Bank Korea Limited and others	Working capital and others	3.50 ~ 6.98	~~W~~1,205,144	1,875,635

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

12.	Financial Liabilities, Continued

(c)	Details of Korean won denominated long-term borrowings as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
Lender	Description	Maturity	Annual interest rate as of June 30, 2024 (%)	June 30, 2024		December 31, 2023
LG Electronics Inc.	Operating capital	March 2026	6.06	~~W~~	1,000,000	1,000,000
Korea Development Bank and others	Facility capital and others	November 2024 ~ March 2030	2.41 ~ 6.18		3,874,715	3,490,967
Less: current portion of long-term borrowings					(1,631,000)	(776,000)

Total				~~W~~	3,243,715	3,714,967

(d)	Details of foreign currency denominated long-term borrowings as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won, USD and CNY)
Lender	Description	Maturity	Annual interest rate as of June 30, 2024 (%)	June 30, 2024		December 31, 2023
KEB Hana Bank and others	Facility capital and others	July 2024 ~ July 2029	2.46 ~ 8.60	~~W~~	8,660,571	8,674,384
Foreign currency equivalent of foreign currency borrowings					USD 2,670	USD 3,222
					CNY 25,999	CNY 24,991
Less: current portion of long-term borrowings					(2,202,172)	(2,158,693)

Total				~~W~~	6,458,399	6,515,691

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

12.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won and USD)
	Maturity	Annual interest rate as of June 30, 2024 (%)	June 30, 2024		December 31, 2023
Korean won denominated bonds at amortized cost (*1)
Publicly issued bonds	September 2024 ~ February 2027	2.29 ~ 3.66	~~W~~	945,000	1,025,000
Privately issued bonds	January 2025 ~ January 2026	7.20 ~ 7.25		337,000	337,000
Less: discount on bonds				(1,394)	(2,120)
Less: current portion				(901,354)	(369,716)

Subtotal			~~W~~	379,252	990,164

Foreign currency denominated bonds at amortized cost (*2)
Privately issued bonds	April 2026	7.22	~~W~~	138,920	128,940
Foreign currency equivalent of foreign currency denominated bonds				USD 100	USD 100
Less: discount on bonds				(584)	(677)

Less: foreign currency equivalent of discount on bonds of foreign currency denominated bonds				USD (0)	USD (1)

Subtotal			~~W~~	138,336	128,263

Total			~~W~~	517,588	1,118,427

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.
(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

13.	Post-employment Benefits

The Parent Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Parent Company or certain subsidiaries.

(a)	Net defined benefit liabilities (defined benefit assets) recognized as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	June 30, 2024		December 31, 2023
Present value of defined benefit obligations	~~W~~	1,437,420	1,491,146
Fair value of plan assets		(1,778,672)	(1,897,025)

Total	~~W~~	(341,252)	(405,879)

Defined benefit liabilities, net	~~W~~	1,363	1,559
Defined benefit assets, net	~~W~~	(342,615)	(407,438)

(b)	Plan assets as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	June 30, 2024		December 31, 2023
Time deposits in banks	~~W~~	1,778,672	1,897,025

As of June 30, 2024, the Group maintains the plan assets primarily with Shinhan Bank , KEB Hana Bank and others.

(c)	Expenses related to defined benefit plans recognized in profit or loss for the three-month and six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2024		2023	2024	2023
Current service cost	~~W~~	38,603	43,469	77,225	86,953
Net interest cost		(4,713)	(5,986)	(9,427)	(11,972)

Total	~~W~~	33,890	37,483	67,798	74,981

(d)	Remeasurements of the net defined benefit liabilities (assets) included in other comprehensive income (loss) for the three-month and six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2024		2023	2024	2023
Remeasurements of net defined benefit liabilities	~~W~~	(1,919)	(310)	(5,539)	(1,012)
Tax effect		439	72	1,270	229

Remeasurements of net defined benefit liabilities, net of income tax	~~W~~	(1,480)	(238)	(4,269)	(783)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

14.	Provisions

Changes in provisions for the six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)
	Litigation		Warranties (*)	Others	Total
At January 1, 2024	~~W~~	1,806	173,795	5,880	181,481
Additions (reversal)		126	41,744	(1,033)	40,837
Usage		—	(68,429)	—	(68,429)

At June 30, 2024	~~W~~	1,932	147,110	4,847	153,889

Current	~~W~~	1,932	91,687	4,847	98,466
Non-current	~~W~~	—	55,423	—	55,423

(*)

The Group provides warranty on defective products for warranty periods after sales. The provision is calculated based on the assumption of expected number of warranty claims and costs per claim considering historical experience.

(In millions of won)
	Litigation		Warranties (*)	Others	Total
At January 1, 2023	~~W~~	1,680	249,368	8,431	259,479
Additions (reversal)		141	52,577	(2,731)	49,987
Usage		—	(97,972)	—	(97,972)

At June 30, 2023	~~W~~	1,821	203,973	5,700	211,494

Current	~~W~~	1,821	133,931	5,700	141,452
Non-current	~~W~~	—	70,042	—	70,042

(*)

The Group provides warranty on defective products for warranty periods after sales. The provision is calculated based on the assumption of expected number of warranty claims and costs per claim considering historical experience.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

15.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Anti-trust litigations

The Group and other LCD panel manufacturers have been sued by individual claimants on allegations of violating EU competition laws. While the Group continues its vigorous defense of the various pending proceedings described above, as of June 30, 2024, the Group cannot predict the final outcomes of the lawsuits that have been filed.

Others

The Group is involved in various lawsuits and disputes in addition to pending proceedings described above. The Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)	Commitments

Factoring and securitization of accounts receivable

The Parent Company has discount agreements with Korea Development Bank and other banks for accounts receivable related to export sales transactions with its subsidiary, up to USD 1,000 million (~~W~~ 1,389,200 million). As of June 30, 2024, there is no discounted accounts receivable that are not past due in connection with these agreements. In relation to the above agreements, the financial institutions have the recourse for account receivables that are past due.

The Parent Company has assignment agreements with Standard Chartered Bank and other banks for accounts receivable related to domestic and export sales transactions, up to ~~W~~4,299,574 million. As of June 30, 2024, the amount of the sold accounts receivable that are not past due in connection with these agreements is ~~W~~547,175 million. In relation to the above agreements, the financial institutions do not have the recourse for account receivables that are past due.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

15.	Contingent Liabilities and Commitments, Continued

Letters of credit

The Group has entered into agreements with a financial institutions to open letter of credit (L/C), etc., and as of June 30, 2024, the credit limits for each agreement are as follows:

(In millions of won and USD)
	Contractual amount	KRW equivalent
KEB Hana Bank	USD 450	~~W~~	625,140
Industrial Bank of Korea	USD 450		625,140
Industrial and Commercial Bank of China	USD 200		277,840
Shinhan Bank	USD 100		138,920
KB Kookmin Bank	USD 700		972,440
MUFG Bank	USD 100		138,920
Sumitomo Mitsui Banking Corporation	USD 200		277,840
The Export–Import Bank of Korea	USD 100		138,920

Total	USD 2,300		3,195,160

Payment guarantees

The Parent Company obtained payment guarantees amounting of USD 1,200 million (~~W~~1,667,040 million) from KB Kookmin Bank and other banks for advances received related to the long-term supply agreements.

LG Display (China) Co., Ltd. and other subsidiaries have entered into agreements with China Construction Bank Corporation and other banks to receive guarantees up to CNY 850 million (~~W~~161,866 million), JPY 900 million (~~W~~7,779 million), VND 73,279 million (~~W~~4,001 million), and USD 0.2 million (~~W~~256 million) for the payment of consumption tax, import value-added tax, customs duties, and electricity charges.

Patent and License agreements

As of June 30, 2024, the Group has patent license agreements with Hitachi Display, Ltd. and others in relation to its LCD business and patent license agreements with Universal Display Corporation and others in relation to its OLED business. Also, as of June 30, 2024, the Group has a trademark license agreement with LG Corp. and other license agreements with other companies for patents, trademarks and other intellectual property rights.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

15.	Contingent Liabilities and Commitments, Continued

Long-term Supply Agreement

As of June 30, 2024, in connection with long-term supply agreements with customers, the Parent Company recognized advances received of USD 1,050 million (~~W~~1,458,660 million). The advances received will be used to offset against accounts receivable arising from future product sales after a certain period of time from the date of receipt. In relation to this, the Parent Company received payment guarantees of USD 1,200 million (~~W~~1,667,040 million) from KB Kookmin Bank and other banks (see note 15(b) payment guarantees).

Collateral

The details of collateral provided by the Group are as follows:

(In millions of won and CNY)
Collateral	Carrying amount		Maximum bond amount	Secured creditor	Collateral borrowings amount
Property, plant and equipment and others	~~W~~	472,408	1,200,000	LG Electronics Inc.	1,000,000
Property, plant and equipment and others		75,004	326,400	Korea Development Bank and others	204,000
Property, plant and equipment and others (*)		246,974	780,000	Korea Development Bank and others	520,000
Property, plant and equipment and others		726,495	—	China Construction Bank Corporation and others	CNY 7,830
Deposits in Banks and others		CNY 1,820	346,626	Shinhan Bank and others	300,000

(*)

The carrying amount of collateral asset, amounting to ~~W~~246,974 million, includes collateral asset of ~~W~~75,004 million for collateral borrowings of ~~W~~204,000 million from Korea Development Bank and other banks.

Commitments for asset acquisition

The amount committed to acquire property, plant, equipment and intangible assets not recognized on the financial statements as of June 30, 2024 is ~~W~~647,698 million.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

16.	Share Capital, Share Premium and Reserves

(a)	Share capital and Share premium

The total number of shares to be issued by the Parent Company is 500,000,000 shares, the number of shares issued is 500,000,000 shares (December 31, 2023: 357,815,700 shares), and the par value per share is ~~W~~5,000.

The Parent Company conducted a paid-in capital increase based on the resolution of the board of directors on December 18, 2023, and the newly issued shares were listed on the Korea Exchange (KRX) on March 26, 2024.

With the new shares of common stock, the share capital increased by ~~W~~710,921 million to ~~W~~2,500,000 million.

Classification	Description
Purpose	Facility capital, operating capital and debt repayment
Type of shares issued	Common stock
Number of shares issued	142,184,300 shares
The amount per shares	~~W~~9,090

The Group’s capital surplus consists of share premium and due to the capital increase during the six-month period ended June 30, 2024, the share premium increased by ~~W~~569,893 million to ~~W~~2,821,006 million.

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of overseas subsidiaries and others.

Other comprehensive loss from associates

The other comprehensive loss from associates comprises the amount related to change in equity of investments in equity accounted investees.

Reserves as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	June 30, 2024		December 31, 2023
Foreign currency translation differences for overseas subsidiaries and others	~~W~~	962,808	548,792
Other comprehensive loss from associates		(32,884)	(32,816)

Total	~~W~~	929,924	515,976

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

17.	Revenue

Details of revenue for the three-month and six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)
	For the three-month periods ended June 30			For the six-month periods ended June 30
	2024		2023	2024	2023
Sales of goods	~~W~~	6,673,609	4,722,217	11,908,545	9,120,535
Royalties		10,670	4,408	14,252	9,355
Others		23,920	11,946	38,377	19,737

Total	~~W~~	6,708,199	4,738,571	11,961,174	9,149,627

18.	Information about geographical areas and products

Details of information of geographical areas and products for the three-month and six-month periods ended June 30, 2024 and 2023 are as follows:

(a)	Revenue by geography (Customer based)

(In millions of won)
	For the three-month periods ended June 30			For the six-month periods ended June 30
Region	2024		2023	2024	2023
Domestic	~~W~~	264,528	163,935	518,733	296,298
Foreign
China		4,493,015	2,935,368	8,056,729	5,900,566
Asia (excluding China)		977,624	703,091	1,585,687	1,231,764
North America		551,920	549,912	1,028,870	996,010
Europe		421,112	386,265	771,155	724,989

Subtotal	~~W~~	6,443,671	4,574,636	11,442,441	8,853,329

Total	~~W~~	6,708,199	4,738,571	11,961,174	9,149,627

Revenue to customer A and customer B amount to ~~W~~6,146,621 million and ~~W~~1,629,172 million, respectively, for the six-month period ended June 30, 2024 (the six-month period ended June 30, 2023: ~~W~~4,436,067 million and ~~W~~1,697,681 million, respectively). The Group’s top ten customers together accounted for 88% of revenue for the six-month period ended June 30, 2024 (the six-month period ended June 30, 2023: 87%).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

18.	Information about geographical areas and products, Continued

(b)	Non-current assets by geography

(In millions of won)
Region	June 30, 2024				December 31, 2023
	Property, plant and equipment		Intangible assets	Investment Property	Property, plant and equipment	Intangible assets	Investment Property
Domestic	~~W~~	12,597,452	1,676,828	30,454	13,583,136	1,683,116	32,995
Foreign
China		3,087,896	24,022	—	3,358,395	32,009	—
Vietnam		3,306,094	37,215	—	3,244,729	31,472	—
Others		11,757	21,445	—	14,072	27,358	—

Subtotal	~~W~~	6,405,747	82,682	—	6,617,196	90,839	—

Total	~~W~~	19,003,199	1,759,510	30,454	20,200,332	1,773,955	32,995

(c)	Revenue by products and services

(In millions of won)
	For the three-month periods ended June 30			For the six-month periods ended June 30
	2024		2023	2024	2023
TV	~~W~~	1,586,762	1,103,802	2,711,554	1,928,919
IT		2,931,272	1,973,717	5,058,911	3,668,607
Mobile and others (*)		1,595,803	1,157,344	3,082,861	2,553,351
AUTO		594,362	503,708	1,107,848	998,750

Total	~~W~~	6,708,199	4,738,571	11,961,174	9,149,627

(*)	This includes royalties and other revenue.

The proportion of revenue from OLED products to total revenue disclosed above was 50% and 43% for the six-month periods ended June 30, 2024 and 2023, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

19.	The Nature of Expenses

The classification of expenses by nature for the three-month and six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)
	For the three-month periods ended June 30			For the six-month periods ended June 30
	2024		2023	2024	2023
Changes in inventories	~~W~~	287,535	129,003	(554,064)	191,335
Purchases of raw materials and others		2,928,360	2,423,746	6,055,023	4,808,511
Depreciation and amortization		1,380,508	1,011,194	2,659,685	2,029,390
Outsourcing		291,699	213,879	555,431	410,227
Labor		877,917	860,376	1,768,429	1,723,735
Supplies and others		226,760	219,172	447,324	436,058
Utility		330,468	279,224	660,335	563,412
Fees and commissions		175,691	165,283	343,294	343,429
Shipping		39,144	29,388	75,081	59,308
Advertising		16,478	17,732	30,765	35,404
Warranty		32,826	33,995	41,744	52,577
Travel		12,405	15,566	27,984	29,345
Taxes and dues		34,213	33,426	70,744	64,473
Others		204,208	294,198	520,911	527,864

Total	~~W~~	6,838,212	5,726,182	12,702,686	11,275,068

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

20.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month and six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)
	For the three-month periods ended June 30			For the six-month periods ended June 30
	2024		2023	2024	2023
Salaries	~~W~~	86,636	91,977	179,300	186,023
Expenses related to defined benefit plans		5,925	6,299	11,712	12,564
Other employee benefits		21,304	21,674	42,903	44,088
Shipping		25,276	21,315	48,039	42,275
Fees and commissions		57,542	59,614	117,115	123,500
Depreciation and amortization		70,523	68,874	138,203	134,440
Taxes and dues		15,980	18,112	33,342	32,985
Advertising		16,478	17,732	30,765	35,404
Warranty		32,826	33,995	41,744	52,577
Insurance		3,722	3,288	7,078	6,889
Travel		2,978	4,113	7,050	9,095
Training		2,216	2,078	6,189	5,961
Others		21,992	19,821	47,531	45,110

Total	~~W~~	363,398	368,892	710,971	730,911

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

21.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month and six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)
	For the three-month periods ended June 30			For the six-month periods ended June 30
	2024		2023	2024	2023
Foreign currency gain	~~W~~	328,295	438,397	740,365	804,074
Gain on disposal of property, plant and equipment		38,570	8,275	44,199	23,798
Reversal of impairment loss on property, plant and equipment		3,697	—	3,697	7
Gain on disposal of intangible assets		25	470	25	470
Reversal of impairment loss on intangible assets		14	—	14	122
Rental income		477	681	981	1,244
Others		597	4,446	14,282	5,904

Total	~~W~~	371,675	452,269	803,563	835,619

(b)	Details of other non-operating expenses for the three-month and six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)
	For the three-month periods ended June 30			For the six-month periods ended June 30
	2024		2023	2024	2023
Foreign currency loss	~~W~~	435,621	363,706	1,041,699	929,952
Loss on disposal of property, plant and equipment		23,707	21,655	40,498	54,697
Impairment loss on property, plant and equipment		6,610	51,542	76,228	55,432
Loss on disposal of intangible assets		157	51	350	55
Impairment loss on intangible assets		—	19,373	49,996	21,802
Others		5,866	13,520	11,335	13,627

Total	~~W~~	471,961	469,847	1,220,106	1,075,565

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

22.	Finance Income and Finance Costs

Finance income and costs recognized in profit or loss for the three-month and six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)
	For the three-month periods ended June 30			For the six-month periods ended June 30
	2024		2023	2024	2023
Finance income
Interest income	~~W~~	23,172	40,562	44,479	66,555
Foreign currency gain		50,953	237,682	86,892	425,265
Gain on transaction of derivatives		98,047	56,165	183,219	85,090
Gain on valuation of derivatives		5,257	—	65,041	266,460
Others		22	38	22	48

Total	~~W~~	177,451	334,447	379,653	843,418

Finance costs
Interest expense	~~W~~	238,051	165,999	456,437	309,290
Foreign currency loss		170,690	130,210	344,840	417,591
Loss on sale of trade accounts and notes receivable		5,037	2,243	16,899	14,504
Loss on valuation of derivatives		1,375	8,456	2,082	220,018
Loss on valuation of financial assets at fair value through profit or loss		—	2,596	—	10,372
Others		2,409	2,657	5,012	2,903

Total	~~W~~	417,562	312,161	825,270	974,678

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

23.	Income Tax Benefit (Expense)

(a)	Details of income tax benefit (expense) for the three-month and six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2024		2023	2024	2023
Current tax expense	~~W~~	55,386	138,071	92,396	222,435
Deferred tax benefit		(17,217)	(316,431)	(282,299)	(722,534)

Income tax benefit (expense)	~~W~~	38,169	(178,360)	(189,903)	(500,099)

(b)	Deferred tax assets and liabilities

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced when sufficient estimated future taxable income of the Group is not probable to realize part or all of that deferred tax assets. The Group’s deferred tax assets and liabilities may differ from actual refundable or payable amount.

Deferred tax assets and liabilities as of June 30, 2024 and December 31, 2023 are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	June 30, 2024		December, 31, 2023	June 30, 2024	December, 31, 2023	June 30, 2024	December, 31, 2023
Other accounts receivable, net	~~W~~	—	—	(22)	(61)	(22)	(61)
Inventories, net		59,099	51,728	—	—	59,099	51,728
Defined benefits assets, etc		466	—	(74,195)	(89,753)	(73,729)	(89,753)
Subsidiaries and associates		89,033	—	(161,114)	(89,649)	(72,081)	(89,649)
Accrued expenses		86,496	97,867	—	—	86,496	97,867
Property, plant and equipment		578,188	609,345	(51,045)	(43,282)	527,143	566,063
Intangible assets		34,749	13,314	(1,143)	(2,069)	33,606	11,245
Provisions		33,645	39,586	—	—	33,645	39,586
Other temporary differences		67,455	70,182	(8,693)	(11,451)	58,762	58,731
Tax losses carryforwards		3,020,084	2,766,820	—	—	3,020,084	2,766,820
Tax credit carryforwards		153,555	148,215	—	—	153,555	148,215

Deferred tax assets (liabilities)	~~W~~	4,122,770	3,797,057	(296,212)	(236,265)	3,826,558	3,560,792

(c)	Global Minimum Tax

Under Pillar Two legislation, the Group is liable to pay a top-up tax for the difference between the GloBE effective tax rate per jurisdiction and the 15% minimum rate. The Group has assessed its impact of the Pillar Two legislation on its financial statements. As a result of the assessment, the Group has no current tax expenses related to Pillar Two legislation for the six-month period ended June 30, 2024.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

24.	Loss Per Share

(a)	Basic loss per share for the three-month and six-month periods ended June 30, 2024 and 2023 are as follows:

(In won and number of shares)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2024		2023	2024	2023
Loss for the period	~~W~~	(506,527,094,145)	(858,124,896,259)	(1,289,683,653,408)	(2,071,902,394,359)
Weighted-average number of common shares outstanding		500,000,000	380,884,673	442,188,801	380,884,673

Basic loss per share	~~W~~	(1,013)	(2,253)	(2,917)	(5,440)

Due to paid-in capital increase during the three-month period ended March 31, 2024, the number of outstanding shares has increased. The weighted-average number of common shares outstanding for previous period has been adjusted considering a bonus element in a rights issue to existing shareholders during the three-month period ended March 31, 2024.

(b)	Diluted loss per share

The Group has no potential dilutive ordinary shares, and accordingly, basic loss per share is identical to diluted loss per share.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

25.	Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risk. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Parent Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, CNY, JPY, etc.

Interest on borrowings is accrued in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW, USD and CNY.

The Group adopts policies to ensure that its net exposure is kept to a manageable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In respect of monetary assets and liabilities denominated in foreign currencies, the Group manages currency risk through continuously managing the position of foreign currencies, measuring the currency risk and, if necessary, using derivatives such as currency forwards, currency swap and others.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

25.	Financial Risk Management, Continued

i)	Exposure to currency risk

The Group’s exposure to primarily foreign currency risk based on notional amounts as of June 30, 2024 and December 31, 2023 is as follows:

(In millions)	Net exposure
	June 30, 2024	December 31, 2023
USD	(496)	(859)
JPY	(17,149)	(23,398)
CNY	(24,660)	(19,043)
VND	(656,529)	(1,796,335)

Net exposure is the difference between foreign currency assets and liabilities and it includes derivatives assets and liabilities from cross currency interest rate swap contracts and forward exchange contracts.

Cross currency interest rate swap contracts, USD 400 million (2023: USD 500 million) and CNY 726 million (2023: CNY 345 million) were entered into to manage currency risk with respect to foreign currency denominated borrowings and USD 1,205 million (2023: USD 1,430 million) were entered into to manage currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

Forward exchange contracts, USD 1,050 million (2023: USD 1,200 million) were entered into to manage currency risk with respect to advances received in foreign currency.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

25.	Financial Risk Management, Continued

i)	Exposure to currency risk, Continued

Average exchange rates applied for the six-month periods ended June 30, 2024 and 2023 and the exchange rates at June 30, 2024 and December 31, 2023 are as follows:

(In won)	Average rate			Reporting date spot rate
	2024		2023	June 30, 2024	December 31, 2023
USD	~~W~~	1,349.50	1,295.29	1,389.20	1,289.40
JPY		8.88	9.62	8.64	9.13
CNY		186.72	186.87	190.43	180.84
VND		0.0541	0.0551	0.0546	0.0532

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

25.	Financial Risk Management, Continued

ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in a foreign currency as of June 30, 2024 and December 31, 2023, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	June 30, 2024			December 31, 2023
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	(28,235)	(20,919)	(68,615)	44,361
JPY (5 percent weakening)		(5,717)	(5,698)	(8,160)	(8,480)
CNY (5 percent weakening)		(234,797)	(3)	(172,198)	(2)
VND (5 percent weakening)		(1,382)	(1,382)	(3,683)	(3,683)

A stronger won against the above currencies as of June 30, 2024 and December 31, 2023 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

iii)	Fair value hedging derivatives

In relation to advances received that are denominated in foreign currency, the Parent Company uses derivative instruments to hedge change of fair value due to foreign currency exchange rate changes. As of June 30, 2024, there is no ineffective portion of the gain or loss on valuation of derivatives to which change of fair value hedging accounting has been applied and gain on valuation amounting to ~~W~~110,267 million, respectively, (contracted buying amount: USD 1,050 million, contracted exchange rate: ~~W~~1,289.11 ~ 1,310.08) are recognized in profit or loss.

(ii)	Interest rate risk

Interest rate risk arises principally from the Group’s variable interest-bearing bonds and borrowings. The Group establishes and applies its policy to reduce uncertainty arising from fluctuations in interest rates and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Group entered into cross currency interest rate swap contracts amounting to USD 1,205 million (~~W~~1,673,986 million) and interest rate swap contracts amounting to ~~W~~960,000 million in notional amount to manage interest rate risk with respect to variable interest bearing borrowings.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

25.	Financial Risk Management, Continued

i)	Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of June 30, 2024 and December 31, 2023 is as follows:

(In millions of won)
	June 30, 2024		December 31, 2023
Fixed rate instruments
Financial assets	~~W~~	2,341,775	3,163,490
Financial liabilities		(5,605,897)	(6,333,238)

Total	~~W~~	(3,264,122)	(3,169,748)

Variable rate instruments
Financial liabilities	~~W~~	(10,553,475)	(10,195,891)

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of June 30, 2024 and December 31, 2023, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following 12 month periods. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
June 30, 2024
Variable rate instruments (*)	~~W~~	(81,346)	81,346	(81,346)	81,346
December 31, 2023
Variable rate instruments (*)	~~W~~	(78,590)	78,590	(78,590)	78,590

(*)	Financial instruments related to non-hedging interest rate swap are included in the calculation.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

25.	Financial Risk Management, Continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Group recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	June 30, 2024		December 31, 2023
Financial assets at amortized cost
Cash equivalents	~~W~~	1,974,149	2,257,519
Deposits in banks		367,637	905,982
Trade accounts and notes receivable, net		3,663,259	3,218,093
Non-trade receivables		146,398	112,739
Accrued income		17,184	14,246
Deposits		18,062	18,378
Loans		50,604	59,884

Subtotal		6,237,293	6,586,841

Other financial assets
Lease receivables	~~W~~	627	4,130

Subtotal		627	4,130

Financial assets at fair value through profit or loss
Convertible securities	~~W~~	3,227	3,127
Derivatives		180,740	169,703

Subtotal	~~W~~	183,967	172,830

Financial assets effective for fair value hedging
Derivatives	~~W~~	74,216	—

Subtotal		74,216	—

Total	~~W~~	6,496,103	6,763,801

Trade accounts and notes receivable are insured in order for the Group to manage credit risk if they do not meet the Group’s internal credit ratings. Uninsured trade accounts and notes receivable are managed by continuous monitoring of internal credit rating standards established by the Group and seeking insurance coverage, if necessary.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

25.	Financial Risk Management, Continued

(c)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Group does not generate sufficient cash flows from operations to meet its capital requirements, the Group may rely on other financing activities, such as long-term borrowings and offerings of debt instruments, equity-linked and other debt instruments. In addition, the Group maintains a line of credit with various banks.

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of June 30, 2024.

(In millions of won)			Contractual cash flows in
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	14,740,430	15,736,367	2,289,434	3,090,399	5,914,045	4,304,484	138,005
Bonds		1,418,942	1,497,827	319,330	631,767	206,837	339,893	—
Trade accounts and notes payable		4,432,364	4,432,364	4,154,853	277,511	—	—	—
Other accounts payable		1,623,893	1,627,045	1,534,490	92,555	—	—	—
Other accounts payable (enterprise procurement cards) (*)		657,694	657,694	153,281	504,413	—	—	—
Long-term other accounts payable		322,120	371,962	—	—	102,457	181,985	87,520
Security deposits received		155,543	188,358	2,730	322	2,830	182,476	—
Lease liabilities		63,615	67,053	27,263	13,701	12,518	11,839	1,732

Derivative financial liabilities
Derivatives	~~W~~	11,603	(15,025)	(17,218)	1,493	2,215	(1,515)	—
Cash outflow		—	387,810	35,057	50,808	139,040	162,905	—
Cash inflow		—	(402,835)	(52,275)	(49,315)	(136,825)	(164,420)	—

Total	~~W~~	23,426,204	24,563,645	8,464,163	4,612,161	6,240,902	5,019,162	227,257

(*)

Represents liabilities payable to credit card companies for utility expenses and others paid using enterprise procurement cards. The Group presented the payable to credit card companies as other accounts payable and disclosed related cash flows as operating and investing activities since the Group is using the enterprise procurement cards through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no collateral is provided.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

25.	Financial Risk Management, Continued

Change in liabilities related to procurement cards for the six-month period ended June 30, 2024 is as follows:

(In millions of won)
	January 1, 2024		Change	June 30, 2024
Other accounts payable (enterprise procurement cards)	~~W~~	1,092,180	(434,486)	657,694

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2023.

(In millions of won)			Contractual cash flows in
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	15,040,986	16,309,036	3,534,173	1,900,982	6,231,118	4,397,095	245,668
Bonds		1,488,143	1,597,741	111,169	319,011	642,996	524,565	—
Trade accounts and notes payable		4,175,064	4,175,064	3,969,497	205,567	—	—	—
Other accounts payable		1,826,723	1,829,539	1,750,080	79,459	—	—	—
Other accounts payable (enterprise procurement cards) (*)		1,092,180	1,092,180	938,899	153,281	—	—	—
Long-term other accounts payable		357,907	413,255	—	—	129,587	175,358	108,310
Security deposits received		153,370	190,329	3,120	4,597	1,047	181,565	—
Lease liabilities		73,364	77,246	29,980	21,335	11,848	11,461	2,622

Derivative financial liabilities
Derivatives	~~W~~	63,526	45,705	18,781	3,988	12,474	10,462	—
Cash outflow		—	1,385,858	657,325	47,527	510,676	170,330	—
Cash inflow		—	(1,340,153)	(638,544)	(43,539)	(498,202)	(159,868)	—
Fair value hedging derivatives		36,052	36,052	1,514	5,878	20,282	8,378	—

Total	~~W~~	24,307,315	25,766,147	10,357,213	2,694,098	7,049,352	5,308,884	356,600

(*)

Represents liabilities payable to credit card companies for purchase of raw material and others paid using enterprise procurement cards. The Group presented the payable to credit card companies as other accounts payable and disclosed related cash flows as operating and investing activities since the Group is using the enterprise procurement cards through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no collateral is provided.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

25.	Financial Risk Management, Continued

Change in liabilities related to procurement cards for the year ended December 31, 2023 is as follows:

(In millions of won)
	January 1, 2023		Change	December 31, 2023
Other accounts payable (enterprise procurement cards)	~~W~~	935,739	156,441	1,092,180

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

(d)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
	June 30, 2024		December 31, 2023
Total liabilities	~~W~~	25,894,203	26,988,754
Total equity		9,179,584	8,770,544
Cash and deposits in banks (*1)		2,341,775	3,163,493
Borrowings (including bonds)		16,159,372	16,529,129
Total liabilities to equity ratio		282%	308%
Net borrowings to equity ratio (*2)		151%	152%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities and others) less cash and current deposits in banks by total equity.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

25.	Financial Risk Management, Continued

(e)	Determination of fair value

(i)	Measurement of fair value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i)	Current assets and liabilities

The carrying amounts approximate their fair value because of the short maturity of these instruments.

ii)	Trade receivables and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of current receivables approximate their fair value.

iii)	Investments in equity and debt securities

The fair value of marketable financial assets at FVTPL and FVOCI is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using the results of fair value assessment performed by external valuation institutions and others.

iv)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

v)	Derivatives

The inputs used to measure the fair value of currency forward and cross currency interest rate swap are calculated based on the exchange rates and interest rates observable in the market at the reporting date.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

25.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed consolidated interim statements of financial position as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)	June 30, 2024			December 31, 2023
	Carrying amounts		Fair values	Carrying amounts	Fair values
Financial assets at amortized cost
Cash and cash equivalents	~~W~~	1,974,149	(*1)	2,257,522	(*1)
Deposits in banks		367,637	(*1)	905,982	(*1)
Trade accounts and notes receivable		3,663,259	(*1)	3,218,093	(*1)
Non-trade receivables		146,398	(*1)	112,739	(*1)
Accrued income		17,184	(*1)	14,246	(*1)
Deposits		18,062	(*1)	18,378	(*1)
Loans		50,604	(*1)	59,884	(*1)
Other financial assets
Lease receivables		627	(*1)	4,130	(*1)
Financial assets at fair value through profit or loss
Equity securities	~~W~~	96,450	96,450	87,027	87,027
Convertible securities		3,227	3,227	3,127	3,127
Derivatives		180,740	180,740	169,703	169,703
Financial assets effective for fair value hedging
Derivatives	~~W~~	74,216	74,216	—	—
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	11,603	11,603	63,526	63,526
Financial liabilities effective for fair value hedging
Derivatives	~~W~~	—	—	36,052	36,052
Financial liabilities at amortized cost
Borrowings	~~W~~	14,740,430	14,804,919	15,040,986	15,101,258
Bonds		1,418,942	1,421,845	1,488,143	1,479,725
Trade accounts and notes payable		4,432,364	(*1)	4,175,064	(*1)
Other accounts payable		2,603,707	(*1)	3,276,810	(*1)
Security deposits received		155,543	(*1)	153,370	(*1)
Other financial liabilities
Lease liabilities		63,615	(*2)	73,364	(*2)

(*1)	Excluded from disclosures as the carrying amount approximates fair value.
(*2)	Excluded from the fair value disclosures in accordance with Korean IFRS 1107 ‘Financial Instruments: Disclosures’.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

25.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

Financial instruments carried at fair value are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii)	Valuation techniques and inputs for Assets and Liabilities measured by the fair value hierarchy

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)	June 30, 2024				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Financial assets at fair value through profit or loss
Equity securities	~~W~~	—	—	96,450	Discounted cash flow, etc.	Discount rate and Estimated cash flow, etc.
Convertible securities		—	—	3,227	Blended discount model and binominal option pricing model	Discount rate, stock price and volatility
Derivatives		—	180,740	—	Discounted cash flow	Discount rate and Exchange rate
Financial assets effective for fair value hedging
Derivatives		—	74,216	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	11,603	—	Discounted cash flow	Discount rate and Exchange rate

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

25.	Financial Risk Management, Continued

(In millions of won)	December 31, 2023				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Financial assets at fair value through profit or loss
Equity securities	~~W~~	—	—	87,027	Discounted cash flow, etc.	Discount rate and Estimated cash flow, etc.
Convertible securities		—	—	3,127	Blended discount model and binominal option pricing model	Discount rate, stock price and volatility
Derivatives		—	169,703	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	63,526	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities effective for fair value hedging
Derivatives	~~W~~	—	36,052	—	Discounted cash flow	Discount rate and Exchange rate

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

25.	Financial Risk Management, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)	June 30, 2024				Valuation technique	Input
Classification	Level 1		Level 2	Level 3

Liabilities
Borrowings	~~W~~	—	—	14,804,919	Discounted cash flow	Discount rate
Bonds		—	—	1,421,845	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2023				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	15,101,258	Discounted cash flow	Discount rate
Bonds		—	—	1,479,725	Discounted cash flow	Discount rate

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

25.	Financial Risk Management, Continued

iv)	The interest rates applied for determination of the above fair value as of June 30, 2024 and December 31, 2023 are as follows:

	June 30, 2024	December 31, 2023
Borrowings, bonds and others	3.96%~4.44%	4.60%~5.02%

v)

There is no transfer between Level 1, Level 2 and Level 3 for the six-month periods ended June 30, 2024 and 2023, and the changes in financial assets classified as Level 3 of fair value measurements for the six-month periods ended June 30, 2024 and 2023 is as follows:

(In millions of won)
Classification	January 1, 2024		Acquisition	Disposal	Valuation	Changes in Foreign Exchange Rates	June 30, 2024
Equity securities	~~W~~	87,027	3,063	(128)	—	6,488	96,450
Convertible securities		3,127	—	—	—	100	3,227

(In millions of won)
Classification	January 1, 2023		Acquisition	Disposal	Valuation	Changes in Foreign Exchange Rates	June 30, 2023
Equity securities	~~W~~	96,064	635	(498)	(10,372)	3,055	88,884
Convertible securities		1,797	1,329	—	—	(16)	3,110

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

26.	Cash Flow Information

(a)	Cash flows from operating activities for the six-month periods ended June 30, 2024 and 2023

(In millions of won)
	2024		2023
Loss for the period	~~W~~	(1,232,074)	(1,851,870)

Adjustments for:
Income tax benefit (Note 23)	~~W~~	(189,903)	(500,099)
Depreciation and amortization (Note 19)		2,659,685	2,029,390
Gain on foreign currency translation		(208,878)	(287,917)
Loss on foreign currency translation		395,877	251,680
Expenses related to defined benefit plans (Note 13)		67,798	74,981
Gain on disposal of property, plant and equipment		(44,199)	(23,798)
Loss on disposal of property, plant and equipment		40,498	54,697
Impairment loss on property, plant and equipment		76,228	55,432
Reversal of impairment loss on property, plant and equipment		(3,697)	(7)
Gain on disposal of intangible assets		(25)	(470)
Loss on disposal of intangible assets		350	55
Impairment loss on intangible assets		49,996	21,802
Reversal of impairment loss on intangible assets		(14)	(122)
Expense on increase of provision		41,744	52,577
Finance income		(305,283)	(433,050)
Finance costs		744,913	672,957
Equity in loss (income) of equity method accounted investees, net		(3,288)	935
Others		(6,404)	(6,892)

Changes in:
Trade accounts and notes receivable	~~W~~	(431,775)	(928,760)
Other accounts receivable		(38,321)	68,495
Inventories		(476,962)	202,109
Lease receivables		3,550	3,614
Other current assets		(42,674)	54,747
Other non-current assets		(4,812)	(6,437)
Trade accounts and notes payable		94,658	318,405
Other accounts payable		(225,223)	(367,525)
Accrued expenses		(1,042)	(82,981)
Provisions		(69,462)	(100,703)
Advances received		(14,849)	(25,612)
Proceeds from settlement of derivatives		10,733	—
Other current liabilities		(22,987)	(32,329)
Defined benefit liabilities, net		(8,632)	(28,052)
Long-term advances received		—	1,580,222
Other non-current liabilities		4,429	2,321

Cash generated from operations	~~W~~	859,955	767,795

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

26.	Cash Flow Information, Continued

(b)	Changes in liabilities arising from financing activities for the six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)
	January 1, 2024			Non-cash transactions
			Cash flows from financing activities	Gain or loss on foreign currency translation	Interest expense	Others	June 30, 2024
Short-term borrowings	~~W~~	1,875,635	(759,996)	89,505	—	—	1,205,144
Long-term borrowings		13,165,351	(197,781)	561,668	2,161	3,887	13,535,286
Bonds		1,488,143	(80,000)	9,938	861	—	1,418,942
Lease liabilities		73,364	(35,160)	3,869	—	21,542	63,615
Dividend payable		7,302	(136,519)	—	—	129,217	—

Total	~~W~~	16,609,795	(1,209,456)	664,980	3,022	154,646	16,222,987

(In millions of won)
	January 1, 2023			Non-cash transactions
			Cash flows from financing activities	Gain or loss on foreign currency translation	Interest expense	Others	June 30, 2023
Short-term borrowings	~~W~~	2,578,552	(157,687)	37,713	—	—	2,458,578
Long-term borrowings		10,964,112	2,374,132	128,052	1,509	4,679	13,472,484
Bonds		1,448,746	35,276	4,567	841	167	1,489,597
Lease liabilities		72,788	(39,356)	2,364	—	45,605	81,401
Dividend payable		—	(34,098)	—	—	34,098	—

Total	~~W~~	15,064,198	2,178,267	172,696	2,350	84,549	17,502,060

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

27.	Related Parties and Others

(a)	Related parties

Related parties as of June 30, 2024 are as follows:

Classification	Description
Associates (*)	Paju Electric Glass Co., Ltd. and others

Entity that has significant influence over the Parent Company	LG Electronics Inc.

Subsidiaries of the entity that has significant influence over the Parent Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates are described in Note 8.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

27.	Related Parties and Others, Continued

(b)	Major transactions with related parties for the six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)	2024
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Others
Associates
AVATEC Co., Ltd.	~~W~~	—	200	45,294	—	2,743
Paju Electric Glass Co., Ltd.		—	—	116,875	—	4,043
WooRee E&L Co., Ltd.		—	—	3,868	—	15
YAS Co., Ltd.		—	—	4,217	3,407	3,278
Material Science Co., Ltd.		—	—	—	—	888

Subtotal	~~W~~	—	200	170,254	3,407	10,967

Entity that has significant influence over the Parent Company
LG Electronics Inc.	~~W~~	192,728	—	10,839	129,533	85,372
Subsidiaries of the entity that has significant influence over the Parent Company
LG Electronics India Pvt. Ltd.	~~W~~	24,190	—	—	—	179
LG Electronics Vietnam Haiphong Co., Ltd.		146,725	—	—	64	4,231
LG Electronics Nanjing New Technology Co., Ltd.		193,315	—	—	—	465

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

27.	Related Parties and Others, Continued

(In millions of won)	2024
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Others
LG Electronics do Brasil Ltda.	~~W~~	10,891	—	—	—	210
LG Innotek Co., Ltd.		5,589	—	9,182	—	41,122
LG Electronics Mlawa Sp. z o.o.		408,234	—	—	—	607
LG Electronics Reynosa S.A. DE C.V.		374,801	—	—	—	394
LG Electronics Egypt S.A.E		9,565	—	—	—	15
LG Electronics Japan, Inc.		—	—	—	—	2,989
LG Electronics RUS, LLC		—	—	—	—	4,005
P.T. LG Electronics Indonesia		242,161	—	—	—	588
HI-M Solutek Co., Ltd		—	—	—	—	3,557
Others		5	—	91	43	1,909

Subtotal	~~W~~	1,415,476	—	9,273	107	60,271

Total	~~W~~	1,608,204	200	190,366	133,047	156,610

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

27.	Related Parties and Others, Continued

(In millions of won)	2023
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Others
Associates
AVATEC Co., Ltd.	~~W~~	—	—	19,569	—	3,710
Paju Electric Glass Co., Ltd.		—	15,200	74,815	—	1,405
WooRee E&L Co., Ltd.		—	—	750	—	1
YAS Co., Ltd.		—	—	4,127	8,728	3,138
Material Science Co., Ltd.		—	—	—	—	59

Subtotal	~~W~~	—	15,200	99,261	8,728	8,313

Entity that has significant influence over the Parent Company
LG Electronics Inc.	~~W~~	112,570	—	8,853	167,447	92,372
Subsidiaries of the entity that has significant influence over the Parent Company
LG Electronics India Pvt. Ltd.	~~W~~	22,387	—	—	—	136
LG Electronics Vietnam Haiphong Co., Ltd.		253,065	—	—	4,987	403
LG Electronics Nanjing New Technology Co., Ltd.		170,223	—	—	—	227

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

27.	Related Parties and Others, Continued

(In millions of won)	2023
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Others
LG Electronics do Brasil Ltda.	~~W~~	14,451	—	—	—	62
LG Innotek Co., Ltd.		3,229	—	9,100	—	49,478
LG Electronics Mlawa Sp. z o.o.		370,861	—	—	—	778
LG Electronics Reynosa S.A. DE C.V.		378,177	—	—	—	357
LG Electronics Egypt S.A.E		14,680	—	—	—	56
LG Electronics Japan, Inc.		—	—	—	12	2,997
P.T. LG Electronics Indonesia		260,531	—	—	—	1,169
LG Technology Ventures LLC		—	—	—	—	1,304
HI-M Solutek Co., Ltd		—	—	9	—	4,869
Others		1,068	—	46	—	2,374

Subtotal	~~W~~	1,488,672	—	9,155	4,999	64,210

Total	~~W~~	1,601,242	15,200	117,269	181,174	164,895

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

27.	Related Parties and Others, Continued

(c)	Balances of receivables and payables from transaction with related parties as at June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	June 30, 2024		December 31, 2023	June 30, 2024	December 31, 2023
Associates
AVATEC Co., Ltd.	~~W~~	—	—	5,988	4,775
Paju Electric Glass Co., Ltd.		—	—	57,130	56,136
WooRee E&L Co., Ltd.		476	695	1,833	2,219
YAS Co., Ltd.		—	—	5,471	12,483
Material Science Co., Ltd.		—	—	704	118

Subtotal	~~W~~	476	695	71,126	75,731

Entity that has significant influence over the Parent Company
LG Electronics Inc. (*1)	~~W~~	151,513	63,284	1,127,966	1,140,260
Subsidiaries of the entity that has significant influence over the Parent Company
LG Electronics Vietnam Haiphong Co., Ltd.	~~W~~	63,420	76,952	170	1,403
LG Electronics Nanjing New Technology Co., Ltd.		63,231	38,502	75	27
LG Innotek Co., Ltd. (*2)		2,428	3,002	216,558	216,049
LG Electronics Mlawa Sp. z o.o.		120,255	101,357	20	—
LG Electronics Reynosa, S.A. DE C.V.		153,340	64,208	44	109

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

27.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	June 30, 2024		December 31, 2023	June 30, 2024	December 31, 2023
P.T. LG Electronics Indonesia	~~W~~	75,971	46,146	56	108
LG Electronics India Pvt. Ltd.		10,807	2,013	—	35
Others		5,823	6,986	3,736	2,964

Subtotal	~~W~~	495,275	339,166	220,659	220,695

Total	~~W~~	647,264	403,145	1,419,751	1,436,686

(*1)	Trades accounts and notes payable and others for LG Electronics Inc. as of June 30, 2024 and December 31, 2023 includes long-term borrowings of ~~W~~1,000,000 million (see Note 12.(C)).
(*2)	Trade accounts and note payable and others for LG Innotek Co., Ltd. as of June 30, 2024 and December 31, 2023 Includes deposits received amount ~~W~~180,000 million from lease agreement.

(d)	Significant financial transactions with related parties for the six-month periods ended June 30, 2024 and 2023, is as follows:

i)	For the six-month period ended June 30, 2024

(In millions of won)

Associates	Collection of loans
WooRee E&L Co., Ltd.	~~W~~	219

ii)	For the six-month period ended June 30, 2023

(In millions of won)

Entity that has significant influence over the Parent Company	Borrowings
LG Electronics Inc.	~~W~~	1,000,000

The group entered into a loan agreement with LG Electronics Inc. on March 27, 2023 for a total borrowing amount of ~~W~~1,000,000 million, and received ~~W~~650,000 million on March 30, 2023 and ~~W~~350,000 million on April 20, 2023.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

27.	Related Parties and Others, Continued

(e)	Large Enterprise Group Transactions

According to the ‘Related Party Disclosures’ under the Korean IFRS 1024, although not included in the scope of related parties, the major transaction details with the Large Enterprise Group subsidiaries and their affiliates, as well as the amounts of receivables and payables for the six-month periods ended June 30, 2024 and 2023 and as of June 30, 2024 and December 31, 2023, in accordance with the Monopoly Regulation and Fair Trade Act, are as follows:

(In millions of won)
	For the six-month period ended June 30, 2024			June 30, 2024
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Uplus Corp.	~~W~~	105,300	1,579	—	547
LG Chem Ltd. and its subsidiaries		264	278,396	152	234,998
D&O Corp. and its subsidiaries (*1)		141	61,675	—	88,973
LG Corp. (*2)		—	28,992	7,557	7,521
LG Management Development Institute		—	13,303	—	582
LG CNS Co., Ltd. and its subsidiaries		97	98,529	—	44,420
LG Household & Health Care and its subsidiaries		—	48	—	9
HSADInc. and its subsidiaries		—	4,318	—	1,589
Robostar Co., Ltd.		—	306	—	138

Total	~~W~~	105,802	487,146	7,709	378,777

(*1)

Among the matters related to D&O Corp. (formerly S&I Corporation Co., Ltd.) and its subsidiaries, S&I Corporation Co., Ltd. and Xi C&A Co., Ltd. were excluded from the large corporate group as of March 19, 2024 and reflected based on the transaction amount for the three-month period ended March 31, 2024.

(*2)

According to the lease agreement signed with LG Corp., the recognized lease liabilities as of June 30, 2024 are ~~W~~4,458 million, and the lease liabilities are not included in the amount of ‘Trade accounts and notes payable and others’ above. The lease repayment for the six-month period ended June 30, 2024 amounts to ~~W~~4,834 million.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

27.	Related Parties and Others, Continued

(In millions of won)
	For the six-month period ended June 30, 2023			December 31, 2023
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Uplus Corp.	~~W~~	—	1,253	—	206
LG Chem Ltd. and its subsidiaries		209	215,756	49	209,113
D&O Corp. and its subsidiaries		1,848	458,661	—	105,757
LG Corp. (*1)		1,891	22,832	16,261	5,575
LG Management Development Institute		—	21,899	—	543
LG CNS Co., Ltd. and its subsidiaries		7	115,847	5	112,881
LG Household & Health Care Ltd. and its subsidiaries		—	57	—	1
HS AD Inc.(formerly, G2R Inc.) and its subsidiaries(*2)		—	9,382	—	5,687
Robostar Co., Ltd.		—	756	—	312

Total	~~W~~	3,955	846,443	16,315	440,075

(*1)

According to the lease agreement signed with LG Corp., the recognized lease liabilities as of December 31, 2023 are ~~W~~8,493 million, and the lease liabilities are not included in the amount of ‘Trade accounts and notes payable and others’ above. The lease repayment for the six-month period ended June 30, 2023 amounts to ~~W~~5,340 million.

(*2)	G2R Inc. changed its name to HS AD Inc. on July 1, 2023.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

27.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensation costs of key management for the six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Short-term benefits	~~W~~	1,197	1,139
Expenses related to the defined benefit plan		483	177

	~~W~~	1,680	1,316

Key management refers to the registered directors who have significant control and responsibilities over the Parent Company’s operations and business.

(g)	At the end of the reporting period, the Group did not set an allowance for doubtful accounts on the balance of receivables for related parties.

LG DISPLAY CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

June 30, 2024 and 2023

(With Report on Review of Condensed Interim Financial Statements)

Report on Review of Condensed Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

LG Display Co., Ltd.

Reviewed Financial Statements

We have reviewed the accompanying condensed interim financial statements of LG Display Co., Ltd (referred to as the “Company”). These condensed interim financial statements consist of the interim statement of financial position of the Company as at June 30, 2024, and the related interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2024, and condensed interim statements of changes in equity and cash flows for the six-month period ended June 30, 2024, and material accounting policy information and other selected explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and presentation of these condensed interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of condensed interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these condensed interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying condensed interim financial statements are not prepared, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Other Matters

The statements of comprehensive income for the three-month and six-month periods ended June 30, 2023, and statements of changes in equity and cash flows for the six-month period ended June 30, 2023, presented herein for comparative purposes, were reviewed by another auditor whose report dated Aug 11, 2023. Based on their review, nothing has come to their attention that causes them to believe the accompanying condensed financial statements do not present fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Samil PricewaterhouseCoopers, 100 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

The statement of financial position as at December 31, 2023, and the statements of comprehensive income, changes in equity and cash flows for the year then ended, not presented herein, were audited by another auditor who expressed an unqualified opinion on those statements on March 7, 2024. The statement of financial position as at December 31, 2023, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2023.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

Aug 14, 2024

Seoul, Korea

This report is effective as of Aug 14, 2024, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Separate Interim Statements of Financial Position

As of June 30, 2024 and December 31, 2023

(In millions of won)	Note	June 30, 2024 (Unaudited)		December 31, 2023
Assets
Cash and cash equivalents	4, 24	~~W~~	98,597	334,502
Deposits in banks	4, 24		20,000	20,000
Trade accounts and notes receivable, net	5, 15, 24, 26		4,129,402	3,077,901
Other accounts receivable, net	5, 24		152,463	95,178
Other current financial assets	6, 24		236,127	163,137
Inventories	7		2,134,264	1,780,959
Prepaid income tax			1,311	1,954
Other current assets	5		135,945	116,851

Total current assets			6,908,109	5,590,482
Deposits in banks	4, 24		11	11
Investments	8		4,856,003	4,932,063
Other non-current accounts receivable, net	5, 24		11,785	13,833
Other non-current financial assets	6, 24		84,670	80,793
Property, plant and equipment, net	9		12,598,059	13,584,247
Intangible assets, net	10		1,676,741	1,683,029
Investment property	11		30,454	32,995
Deferred tax assets	22		3,670,352	3,387,504
Defined benefits assets, net	13		342,330	407,212
Other non-current assets			23,985	20,243

Total non-current assets			23,294,390	24,141,930

Total assets		~~W~~	30,202,499	29,732,412

Liabilities
Trade accounts and notes payable	24, 26	~~W~~	8,940,796	8,993,964
Current financial liabilities	12, 24, 25		6,485,559	3,850,822
Other accounts payable	24		1,824,943	2,334,289
Accrued expenses			489,564	461,819
Provisions	14		97,420	115,834
Advances received	15		851,686	608,044
Other current liabilities			37,147	57,487

Total current liabilities			18,727,115	16,422,259
Non-current financial liabilities	12, 24, 25, 26		4,661,975	5,985,874
Non-current provisions	14		55,423	63,805
Long-term advances received	15		625,140	967,050
Other non-current liabilities	24		584,398	611,869

Total non-current liabilities			5,926,936	7,628,598

Total liabilities			24,654,051	24,050,857

Equity
Share capital	16		2,500,000	1,789,079
Share premium	16		2,821,006	2,251,113
Retained earnings			227,442	1,641,363

Total equity			5,548,448	5,681,555

Total liabilities and equity		~~W~~	30,202,499	29,732,412

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Separate Interim Statements of Comprehensive Loss

For the three-month and six-month periods ended June 30, 2024 and 2023

		For the three-month period ended June 30		For the six-month period ended June 30
(In millions of won, except earnings (loss) per share amounts)	Note	2024 (Unaudited)	2023 (Unaudited)	2024 (Unaudited)		2023 (Unaudited)
Revenue	17, 26	6,122,223	4,329,254	~~W~~	11,259,241	8,271,351
Cost of sales	7, 18, 26	(6,026,177)	(5,272,140)		(11,265,465)	(10,220,282)

Gross profit (loss)		96,046	(942,886)		(6,224)	(1,948,931)
Selling expenses	18, 19	(72,011)	(74,058)		(132,677)	(144,790)
Administrative expenses	18, 19	(142,406)	(146,569)		(288,793)	(295,446)
Research and development expenses	18	(339,510)	(338,031)		(675,007)	(688,169)

Operating loss		(457,881)	(1,501,544)		(1,102,701)	(3,077,336)

Finance income	21	337,010	1,957,979		499,197	2,302,249
Finance costs	21	(325,795)	(135,544)		(620,602)	(538,240)
Other non-operating income	20	311,512	191,712		655,297	456,879
Other non-operating expenses	18, 20	(425,065)	(319,567)		(1,110,734)	(774,277)

Profit (loss) before income tax		(560,219)	193,036		(1,679,543)	(1,630,725)
Income tax benefit	22	27,012	264,035		269,891	682,041

Profit (loss) for the period		(533,207)	457,071		(1,409,652)	(948,684)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	13	(1,480)	(238)		(4,269)	(783)
Other comprehensive loss for the period, net of income tax		(1,480)	(238)		(4,269)	(783)

Total comprehensive income (loss) for the period		(534,687)	456,833	~~W~~	(1,413,921)	(949,467)

Earnings (loss) per share (in won)
Basic earnings (loss) per share	23	(1,066)	1,200	~~W~~	(3,188)	(2,491)
Diluted earnings (loss) per share	23	(1,066)	1,200	~~W~~	(3,188)	(2,491)

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Separate Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2024 and 2023

(In millions of won)	Note	Share capital		Share premium	Retained earnings	Other capital	Total equity
Balances at January 1, 2023		~~W~~	1,789,079	2,251,113	3,310,247	—	7,350,439

Total comprehensive loss for the period
Loss for the period			—	—	(948,684)	—	(948,684)
Other comprehensive loss
Remeasurements of net defined benefit liabilities			—	—	(783)	—	(783)

Total comprehensive loss for the period		~~W~~	—	—	(949,467)	—	(949,467)

Balances at June 30, 2023 (Unaudited)		~~W~~	1,789,079	2,251,113	2,360,780	—	6,400,972

Balances at January 1, 2024		~~W~~	1,789,079	2,251,113	1,641,363	—	5,681,555

Total comprehensive loss for the period
Loss for the period			—	—	(1,409,652)	—	(1,409,652)
Other comprehensive loss
Remeasurements of net defined benefit liabilities			—	—	(4,269)	—	(4,269)

Total comprehensive loss for the period		~~W~~	—	—	(1,413,921)	—	(1,413,921)

Transaction with owners, recognized directly in equity
Capital increase	16	~~W~~	710,921	569,893	—	—	1,280,814

Balances at June 30, 2024 (Unaudited)		~~W~~	2,500,000	2,821,006	227,442	—	5,548,448

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Separate Interim Statements of Cash Flows

For the six-month periods ended June 30, 2024 and 2023

(In millions of won)	Note	2024 (Unaudited)		2023 (Unaudited)
Cash flows from (used in) operating activities:	25
Cash generated from operations	25		(1,722,164)	(2,036,389)
Income taxes paid			(11,044)	(84,378)
Interests received			8,974	8,853
Interests paid			(298,728)	(290,706)

Cash flows used in operating activities		~~W~~	(2,022,962)	(2,402,620)

Cash flows from (used in) investing activities:
Dividends received		~~W~~	228,833	1,887,196
Proceeds from withdrawal of deposits in banks			—	2,804
Acquisition of financial assets at fair value through other comprehensive income			—	(1,000)
Proceeds from disposal of financial assets at fair value through other comprehensive income			—	891
Acquisition of investments			(837,340)	(2,549)
Proceeds from disposal of investments			913,400	—
Acquisition of property, plant and equipment			(807,040)	(1,332,709)
Proceeds from disposal of property, plant and equipment			165,292	374,528
Acquisition of intangible assets			(468,329)	(342,648)
Proceeds from disposal of intangible assets			5,140	4,215
Proceeds from settlement of derivatives			183,219	85,090
Decrease in short-term loans			9,126	10,072
Increase in deposits			(980)	(5)
Decrease in deposits			87	69
Proceeds from disposal of greenhouse gas emission permits			6,494	2,310

Cash flows used in investing activities			(602,098)	688,264

Cash flows from (used in) financing activities:	25
Proceeds from short-term borrowings			4,033,497	3,367,447
Repayments of short-term borrowings			(2,642,243)	(3,210,162)
Proceeds from issuance of bonds			—	469,266
Repayments of bonds			(80,000)	(433,990)
Proceeds from long-term borrowings			1,457,135	2,447,307
Repayments of current portion of long-term borrowings			(1,656,016)	(1,277,533)
Payment guarantee fee received			3,739	3,419
Repayments of payment guarantee fee			(760)	(1,213)
Capital increase			1,292,455	—
Transaction cost from capital increase			(11,640)	—
Payment of lease liabilities			(7,012)	(6,485)

Cash flows from financing activities			2,389,155	1,358,056

Net decrease in cash and cash equivalents			(235,905)	(356,300)
Cash and cash equivalents at January 1			334,502	692,312

Cash and cash equivalents at June 30		~~W~~	98,597	336,012

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 and the Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Company is to manufacture and sell displays and its related products. As of June 30, 2024, the Company is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of June 30, 2024, LG Electronics Inc., a major shareholder of the Company, owns 36.72% (183,593,206 shares) of the Company’s common stock.

As of June 30, 2024, 500,000,000 shares of the Company’s common stock is listed on Korea Exchange under the identifying code 034220, and 21,711,114 American Depository Shares (“ADSs”, 2 ADSs represent one share of common stock) is listed on the New York Stock Exchange under the symbol “LPL”.

2.	Basis of Preparation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying condensed separate interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, financial performance or cash flows, is not presented in the accompanying condensed separate interim financial statements.

(a)	Application of accounting standards

The Company’s condensed separate interim financial statements have been prepared in accordance with International Financial Reporting Standard as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting. These condensed separate interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the separate financial statements of the Company as of and for the year ended December 31, 2023.

These condensed interim financial statements are separate interim financial statements prepared in accordance with Korean IFRS 1027, Separate Financial Statements, presented by a parent, an investor in an associate, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

(b)	Basis of Measurement

The condensed separate interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss (“FVTPL”), and

•	net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

2.	Basis of Preparation, Continued

(c)	Functional and Presentation Currency

The condensed separate interim financial statements are presented in Korean won, which is the Company’s functional currency.

(d)	Estimates and Judgments

The preparation of the condensed separate interim financial statements in conformity with Korean IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

(e)	Accounting standards and Interpretation issued and adopted by the Company

The Company has applied the following new or amended accounting standards for the annual periods commencing January 1, 2024.

(i)	Amendments to Korean IFRS 1001 Presentation of Financial Statements – Classification of Liabilities as Current or Non-current, Non-current Liabilities with Covenants

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability includes the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. In addition, covenants that an entity is required to comply with after the end of the reporting period would not affect classification of a liability as current or non-current at the reporting date. When an entity classifies a liability that is subject to the covenants which an entity is required to comply with within twelve months of the reporting date as non-current at the end of the reporting period, the entity shall disclose information in the notes to understand the risk that non-current liabilities with covenants could become repayable within twelve months after the reporting period. The amendments do not have a significant impact on the financial statements.

(ii)	Amendments to Korean IFRS 1007 Statement of Cash Flows, Korean IFRS 1107 Financial Instruments: Disclosures – Supplier finance arrangements

When applying supplier finance arrangements, an entity shall disclose information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the entity’s liabilities and cash flows and on the entity’s exposure to liquidity risk.

(iii)	Amendments to Korean IFRS 1116 Leases – Lease Liability in a Sale and Leaseback

When subsequently measuring lease liabilities arising from a sale and leaseback, a seller-lessee shall determine lease payments or revised lease payments in a way that the seller-lessee would not recognize any amount of the gain or loss that relates to the right of use retained by the seller-lessee. The amendments do not have a significant impact on the financial statements.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

2.	Basis of Preparation, Continued

(iv)	Amendments to Korean IFRS 1001 Presentation of Financial Statements – Disclosure of Cryptographic Assets

The amendments require an additional disclosure if an entity holds cryptographic assets, or holds cryptographic assets on behalf of the customer, or issues cryptographic assets. The amendments do not have a significant impact on the financial statements.

(f)	Accounting standards and Interpretation issued but not yet adopted by the Company

The Accounting standards and Interpretation issued that have been enacted or amended but have not been applied because the effective date has not arrived are as follows:

Amendments to Korean IFRS 1021 The Effects of Changes in Foreign Exchange Rates and 1101 First-time Adoption of International Financial Reporting Standards – Lack of Exchangeability

When an entity estimates a spot exchange rate because exchangeability between two currencies is lacking, the entity shall disclose related information. The amendments should be applied for annual periods beginning on or after January 1, 2025, and earlier application is permitted. The Company is in review for the impact of these amendments on the financial statements.

(g)	Income Tax Expense

The Company is within the scope of the Pillar Two model rules, there is no additional income tax expenses recognized in relation to the rules and applied the exception to recognizing and disclosing information about deferred tax and assets and liabilities related to Pillar Two income Taxes.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

3.	Accounting Policies

The accounting policies followed by the Company in the preparation of its condensed separate interim financial statements are the same as those followed by the Company in its preparation of the separate financial statements as of and for the year ended December 31, 2023, except for the application of Korean IFRS 1034 Interim Financial Reporting.

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	June 30, 2024		December 31, 2023
Current assets
Cash and cash equivalents
Deposits	~~W~~	98,597	334,502
Deposits in banks
Time deposits (*)	~~W~~	20,000	20,000
Non-current assets
Deposits in banks
Deposit for checking account	~~W~~	11	11

(*)	It consists of funds for business cooperation to aid LG Group companies’ suppliers, which is restricted in use.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others

(a) Trade accounts and notes receivable as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	June 30, 2024		December 31, 2023
Due from third parties, net	~~W~~	244,896	172,109
Due from related parties		3,884,506	2,905,792

Total	~~W~~	4,129,402	3,077,901

(b) Other accounts receivable as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	June 30, 2024		December 31, 2023
Current assets
Non-trade receivables, net	~~W~~	145,206	94,936
Accrued income		7,257	242

Subtotal	~~W~~	152,463	95,178

Non-current assets
Long-term non-trade receivables	~~W~~	11,785	13,833

Total	~~W~~	164,248	109,011

Due from related parties included in other accounts receivable, as of June 30, 2024 and December 31, 2023 are ~~W~~114,297 million and ~~W~~55,593 million, respectively.

(c) The aging of trade accounts and notes receivable and other accounts receivable as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)	June 30, 2024
	Original Amount			Allowance for doubtful account
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	~~W~~	4,127,877	162,749	(357)	(132)
1-15 days past due		315	135	—	(1)
16-30 days past due		1,567	5	—	—
31-60 days past due		—	366	—	(4)
More than 60 days past due		—	1,138	—	(8)

Total	~~W~~	4,129,759	164,393	(357)	(145)

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others, Continued

(In millions of won)	December 31, 2023
	Original Amount			Allowance for doubtful account
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	~~W~~	3,074,502	105,816	(234)	(62)
1-15 days past due		198	1,357	—	—
16-30 days past due		3,435	156	—	(2)
31-60 days past due		—	168	—	(2)
More than 60 days past due		—	1,592	—	(12)

Total	~~W~~	3,078,135	109,089	(234)	(78)

The movement in the allowance for doubtful account in respect of trade accounts and notes receivable and other accounts receivable for the six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)	June 30, 2024			June 30, 2023
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
At January 1	~~W~~	234	78	229	1,418
(Reversal of) bad debt expense		123	67	156	(6)

At June 30	~~W~~	357	145	385	1,412

(d) Other current assets as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)	June 30, 2024		December 31, 2023
Advanced payments	~~W~~	1,181	1,220
Prepaid expenses		69,997	71,382
Prepaid value added tax		60,648	39,128
Right to recover returned goods		4,119	5,121

Total	~~W~~	135,945	116,851

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

6.	Other Financial Assets

Other financial assets as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)	June 30, 2024		December 31, 2023
Current assets
Financial assets at fair value through profit or loss
Derivatives (*1)	~~W~~	145,090	136,762

Fair value hedging derivatives
Derivatives (*2)	~~W~~	51,301	—

Financial assets at amortized cost
Short-term loans	~~W~~	31,049	26,375
Deposits		8,687	—

Subtotal	~~W~~	39,736	26,375

Total	~~W~~	236,127	163,137

Non-current assets
Financial assets at fair value through profit or loss
Equity securities	~~W~~	3,967	3,967
Convertible securities		1,838	1,838
Derivatives (*1)		35,650	32,941

Subtotal	~~W~~	41,455	38,746

Fair value hedging derivatives
Derivatives (*2)	~~W~~	22,915	—

Financial assets at amortized cost
Deposits	~~W~~	745	8,538
Long-term loans		19,555	33,509

Subtotal	~~W~~	20,300	42,047

Total	~~W~~	84,670	80,793

(*1)

The derivatives, which are not designated as hedging instruments, arise from cross currency interest swap contracts and others for the purpose of managing currency and interest rate risks associated with foreign currency denominated borrowings and bonds.

(*2)	The derivatives, which are designated as hedging instruments, arise from forward exchange contracts for the purpose of managing currency risk associated with advances received in foreign currency.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

7.	Inventories

Inventories as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	June 30, 2024		December 31, 2023
Finished goods	~~W~~	343,866	279,483
Work-in-process		1,218,528	1,005,025
Raw materials		476,304	408,078
Supplies		95,566	88,373

Total	~~W~~	2,134,264	1,780,959

For the six-month periods ended June 30, 2024 and 2023, the amount of inventories recognized as cost of sales and loss on valuation of inventories are as follows:

(In millions of won)
	2024		2023
Cost of sales	~~W~~	11,265,465	10,220,282
Inventories recognized as cost of sales		11,234,115	10,233,536
Loss on valuation of inventories		31,350	(13,254)

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

8. Investments

(a)	Details of investments in subsidiaries as at June 30, 2024 and December 31, 2023, are as follows:

(In millions of won)
			June 30, 2024			December 31, 2023
Subsidiaries	Location	Business	Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
LG Display America, Inc.	San Jose, U.S.A.	Sales of display products	100%	~~W~~	36,815	100%	~~W~~	36,815
LG Display Germany GmbH	Eschborn, Germany	Sales of display products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sales of display products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sales of display products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.	Nanjing, China	Production of display products	100%		593,726	100%		593,726
LG Display Shanghai Co., Ltd.	Shanghai, China	Sales of display products	100%		9,093	100%		9,093
LG Display Guangzhou Co., Ltd.	Guangzhou, China	Production of display products	100%		293,557	100%		293,557
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sales of display products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sales of display products	100%		1,250	100%		1,250
L&T Display Technology (Fujian) Limited	Fujian, China	Production and sales of LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd.	Yantai, China	Production of display products	100%		169,195	100%		169,195
Nanumnuri Co., Ltd.	Gumi, South Korea	Business facility maintenance	100%		800	100%		800
LG Display (China) Co., Ltd.	Guangzhou,China	Production and sales of display products	51%		723,086	51%		723,086
Unified Innovative Technology, LLC	Wilmington, U.S.A.	Intellectual property management	100%		9,489	100%		9,489
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	Sales of display products	100%		218	100%		218
Global OLED Technology, LLC	Sterling, U.S.A.	OLED intellectual property management	100%		164,322	100%		164,322
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	Production and sales of display products	100%		672,658	100%		672,658
Suzhou Lehui Display Co., Ltd.	Suzhou, China	Production and sales of LCD module and LCD monitor sets	100%		121,640	100%		121,640
LG DISPLAY FUND I LLC(*1)	Wilmington, U.S.A.	Investment in venture businesses and technologies	100%		96,245	100%		91,105
LG Display High-Tech (China) Co., Ltd.	Guangzhou, China	Production and sales of display products	69%		1,794,547	69%		1,794,547
Money Market Trust(*2)	Seoul, Korea	Management of trust assets	100%		11,700	100%		92,900

Total				~~W~~	4,782,220		~~W~~	4,858,280

(*1)

For the six-month period ended June 30, 2024, the Company contributed ~~W~~5,140 million in cash for the capital increase of LG DISPLAY FUND I LLC. There was no change in the Company’s percentage of ownership in LG DISPLAY FUND I LLC as a result of this additional investment.

(*2)

For the six-month period ended June 30, 2024, the Company decreased by ~~W~~81,200 million as a result of acquisition and disposal of Money Market Trust. There was no change in the Company’s percentage of ownership in Money Market Trust with this regard.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

8.	Investments, Continued

(b)	Details of investments in associates as at June 30, 2024 and December 31, 2023, are as follows:

(In millions of won)
			June 30, 2024			December 31, 2023
Associates	Location	Business	Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	Production of glass for display	40%	~~W~~	45,089	40%	~~W~~	45,089
WooRee E&L Co., Ltd.	Ansan, South Korea	Production of LED back light unit packages	13%		7,106	13%		7,106
YAS Co., Ltd.	Paju, South Korea	Development and production of evaporation equipment for OLEDs	16%		10,000	16%		10,000
AVATEC Co., Ltd.	Daegu, South Korea	Processing and Sales of glass for display	14%		8,000	14%		8,000
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	Development and production of tablet for kids	10%		—	10%		—
Cynora GmbH	Bruchsal Germany	Development of organic light emitting materials for displays and lighting devices	10%		—	10%		—
Material Science Co., Ltd.(*)	Seoul, South Korea	Development, production and sales of materials for display	15%		3,588	16%		3,588

				~~W~~	73,783		~~W~~	73,783

(*)	For the six-month period ended June 30, 2024, due to the investee’s disposal of treasury shares, the Company’s percentage of ownership decreased from 16% to 15%.

Although the Company’s respective share interests in WooRee E&L Co., Ltd., YAS Co., Ltd., AVATEC Co., Ltd., Arctic Sentinel, Inc., Cynora GmbH and Material Science Co., Ltd. are below 20%, the Company is able to exercise significant influence through its right to appoint one or more directors to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

Dividend income recognized from subsidiaries and associates for the six-month periods ended June 30, 2024 and 2023 amounted to ~~W~~220,337 million and ~~W~~1,887,196 million, respectively.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

9.	Property, Plant and Equipment

(a)	Changes in property, plant and equipment for the six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)	2024		2023
Book value as of January 1	~~W~~	13,584,247	14,044,844
Acquisitions		533,074	1,158,050
Depreciation		(1,289,105)	(813,255)
Disposals		(161,714)	(406,158)
Impairment loss (*)		(67,530)	(4,947)
Others		(913)	(1,389)

Book value as of June 30	~~W~~	12,598,059	13,977,145

(*)	Impairment losses are recognized for the difference between the carrying amount and the recoverable amount of property, plant and equipment.

(b)

The capitalized borrowing costs and the annualized capitalization rates were ~~W~~18,938 million and 5.50%, and ~~W~~134,054 million and 4.92%, for the six-month periods ended June 30, 2024 and 2023, respectively.

10.	Intangible Assets

The Company capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products after those related activities meet the capitalization criteria of development costs including technical feasibility, future economic benefits and others. The balances of capitalized development costs as of June 30, 2024 and December 31, 2023 are ~~W~~720,004 million and ~~W~~641,461 million, respectively. For the six-month periods ended June 30, 2024 and 2023, the Company recognized impairment losses amounting to ~~W~~45,019 million and ~~W~~20,322 million, respectively, in connection with development projects.

11.	Investment Property

(a)	Changes in investment properties for the six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)	2024		2023
At January 1	~~W~~	32,995	28,269
Depreciation		(2,541)	(2,419)
Others		—	(228)

At June 30	~~W~~	30,454	25,622

(b)

For the six-month period ended June 30, 2024, rental income from investment property is ~~W~~4,024 million (rental income from investment property for the six-month period ended June 30, 2023: ~~W~~1,941 million) and rental cost is ~~W~~2,541 million (rental cost for the six-month period ended June 30, 2023: ~~W~~2,419 million).

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

12.	Financial Liabilities

(a)	Financial liabilities as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)	June 30, 2024		December 31, 2023
Current
Short-term borrowings	~~W~~	2,927,752	1,428,213
Current portion of long-term borrowings		2,638,170	2,000,930
Current portion of bonds		901,354	369,716
Current portion of payment guarantee liabilities		6,663	6,780
Derivatives (*1)		2,770	26,193
Fair value hedging derivatives (*2)		—	7,392
Lease liabilities		8,850	11,598

Total	~~W~~	6,485,559	3,850,822

Non-current
Long-term borrowings	~~W~~	4,118,719	4,784,819
Bonds		517,588	1,118,427
Payment guarantee liabilities		11,785	13,833
Derivatives (*1)		8,833	37,333
Fair value hedging derivatives (*2)		—	28,660
Lease liabilities		5,050	2,802

Total	~~W~~	4,661,975	5,985,874

(*1)

The derivatives, which are not designated as hedging instruments, arise from cross currency interest swap contracts and others for the purpose of managing currency and interest rate risks associated with foreign currency denominated borrowings and bonds.

(*2)	The derivatives, which are designated as hedging instruments, arise from forward exchange contracts for the purpose of managing currency risk associated with advances received in foreign currency.

(b)	Details of short-term borrowings as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
Lender	Description	Annual interest rate as of June 30, 2024 (%)	June 30, 2024		December 31, 2023
Standard Chartered Bank Korea Limited and others	Working Capital and others	3.50~6.98	~~W~~	2,927,752	1,428,213

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

12.	Financial Liabilities, Continued

(c)	Details of Korean won denominated long-term borrowings as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
Lender	Description	Maturity	Annual interest rate as of June 30, 2024 (%)	June 30, 2024		December 31, 2023
LG Electronics Inc.	Operating capital	March 2026	6.06	~~W~~	1,000,000	1,000,000
Korea Development Bank and others	Facility capital and others	November 2024~ March 2030	2.41~6.18		3,874,715	3,490,967
Less: current portion of long-term borrowings					(1,631,000)	(776,000)

Total				~~W~~	3,243,715	3,714,967

(d)	Details of foreign currency denominated long-term borrowings as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won and USD)
Lender	Description	Maturity	Annual interest rate as of June 30, 2024 (%)	June 30, 2024		December 31, 2023
KEB Hana Bank and others	Facility capital and others	July 2024~ March 2029	2.46~8.60	~~W~~	1,882,174	2,294,782
Foreign currency equivalent of foreign currency borrowings					USD 1,355	USD 1,780
Less: current portion of long-term borrowings					(1,007,170)	(1,224,930)

Total				~~W~~	875,004	1,069,852

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

12.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won and USD)
	Maturity	Annual interest rate as of June 30, 2024 (%)	June 30, 2024		December 31, 2023
Korean won denominated bonds at amortized cost (*1)
Publicly issued bonds	September 2024~ February 2027	2.29~3.66	~~W~~	945,000	1,025,000
Privately issued bonds	January 2025~ January 2026	7.20~7.25		337,000	337,000
Less: discount on bonds				(1,394)	(2,120)
Less: current portion				(901,354)	(369,716)

Subtotal			~~W~~	379,252	990,164

Foreign currency denominated bonds at amortized cost (*2)
Privately issued bonds	April 2026	7.22	~~W~~	138,920	128,940
Foreign currency equivalent of foreign currency denominated bonds				USD 100	USD 100
Less: discount on bonds				(584)	(677)
Less: foreign currency equivalent of discount on bonds of foreign currency denominated bonds				USD (0)	USD (1)

Subtotal			~~W~~	138,336	128,263

Total			~~W~~	517,588	1,118,427

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.
(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

13. Post-employment Benefits

The Company’s defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company.

(a)	Net defined benefit liabilities (defined benefit assets) recognized as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	June 30, 2024		December 31, 2023
Present value of defined benefit obligations	~~W~~	1,428,990	1,482,976
Fair value of plan assets		(1,771,320)	(1,890,188)

Total	~~W~~	(342,330)	(407,212)

(b)	Plan assets as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	June 30, 2024		December 31, 2023
Time deposits in banks	~~W~~	1,771,320	1,890,188

As of June 30, 2024, the Company maintains the plan assets primarily with Shinhan Bank, KEB Hana Bank and others.

(c)	Expenses related to defined benefit plans recognized in profit or loss for the three-month and six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)
	For the three-month periods ended June 30			For the six-month periods ended June 30
	2024		2023	2024	2023
Current service cost	~~W~~	38,115	42,870	76,230	85,740
Net interest cost		(4,713)	(5,986)	(9,427)	(11,972)

	~~W~~	33,402	36,884	66,803	73,768

(d)	Remeasurements of the net defined benefit liabilities (assets) included in other comprehensive income (loss) for the three-month and six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)
	For the three-month periods ended June 30			For the six-month periods ended June 30
	2024		2023	2024	2023
Remeasurements of net defined benefit liabilities	~~W~~	(1,919)	(310)	(5,539)	(1,012)
Tax effect		439	72	1,270	229

Remeasurements of net defined benefit liabilities, net of income tax	~~W~~	(1,480)	(238)	(4,269)	(783)

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

14.	Provisions

Changes in provisions for the six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)
	Litigation		Warranties (*)	Others	Total
At January 1, 2024	~~W~~	1,806	171,952	5,880	179,638
Additions (reversal)		126	24,304	(1,032)	23,398
Usage		—	(50,193)	—	(50,193)

At June 30, 2024	~~W~~	1,932	146,063	4,848	152,843

Current	~~W~~	1,932	90,640	4,848	97,420
Non-current	~~W~~	—	55,423	—	55,423

(*)

The Company provides warranty on defective products for warranty periods after sales. The provision is calculated based on the assumption of expected number of warranty claims and costs per claim considering historical experience.

(In millions of won)
	Litigation		Warranties (*)	Others	Total
At January 1, 2023	~~W~~	1,680	248,137	8,432	258,249
Additions (reversal)		141	22,934	(2,732)	20,343
Usage		—	(69,046)	—	(69,046)

At June 30, 2023	~~W~~	1,821	202,025	5,700	209,546

Current	~~W~~	1,821	131,983	5,700	139,504
Non-current	~~W~~	—	70,042	—	70,042

(*)

The Company provides warranty on defective products for warranty periods after sales. The provision is calculated based on the assumption of expected number of warranty claims and costs per claim considering historical experience.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

15.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Anti-trust litigations

The Company and other LCD panel manufacturers have been sued by individual claimants on allegations of violating EU competition laws. While the Company continues its vigorous defense of the various pending proceedings described above, as of June 30, 2024, the Company cannot predict the final outcomes of the lawsuits that have been filed.

Others

The Company is involved in various lawsuits and disputes in addition to the pending proceedings described above. The Company cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)	Commitments

Factoring and securitization of accounts receivable

The Company has discount agreements with Korea Development Bank and other banks for accounts receivable related to export sales transactions with its subsidiary, up to USD 1,000 million (~~W~~1,389,200 million). As of June 30, 2024, there is no amount of the discounted accounts receivable that are not past due in connection with these agreements. In relation to the above agreements, the financial institutions have the recourse for account receivables that are past due.

The Company has assignment agreements with MUFG Bank and other banks for accounts receivable related to domestic and export sales transactions, up to ~~W~~555,680 million. As of June 30, 2024, there is no amount of the sold accounts receivable that are not past due in connection with these agreements. In relation to the above agreements, the financial institutions do not have the recourse for account receivables that are past due.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

15.	Contingent Liabilities and Commitments, Continued

Letters of credit

The Company has entered into agreements with a financial institutions to open letter of credit (L/C), etc., and as of June 30, 2024, the credit limits for each agreement are as follows:

(In millions of won and USD)
	Contractual amount	KRW equivalent
KEB Hana Bank	USD 450	~~W~~	625,140
Industrial Bank of Korea	USD 450		625,140
Industrial and Commercial Bank of China	USD 200		277,840
Shinhan Bank	USD 100		138,920
KB Kookmin Bank	USD 700		972,440
MUFG Bank	USD 100		138,920
Sumitomo Mitsui Banking Corporation	USD 200		277,840
The Export–Import Bank of Korea	USD 100		138,920

Total	USD 2,300	~~W~~	3,195,160

Payment guarantees

The Company provides payment guarantee to LG Display Vietnam Haiphong Co., Ltd. for the loan principal of USD 1,332 million (~~W~~1,849,951 million).

In addition, the Company obtained payment guarantees of USD 1,200 million (~~W~~1,667,040 million) from KB Kookmin Bank and other banks for advances received related to the long-term supply agreements.

Patent and License agreements

As of June 30, 2024, the Company has patent license agreements with Hitachi Display, Ltd. and others in relation to its LCD business and patent license agreements with Universal Display Corporation and others in relation to its OLED business. Also, as of June 30, 2024, the Company has a trademark license agreement with LG Corp. and license agreements with other companies for patents, trademarks and other intellectual property rights.

Long-term supply agreement

As of June 30, 2024, in connection with long-term supply agreements with customers, the Company recognized advances received of USD 1,050 million (~~W~~1,458,660 million). The advances received will be used to offset against accounts receivable arising from future product sales after a certain period of time from the date of receipt. In relation to this, the Company received payment guarantees of USD 1,200 million (~~W~~1,667,040 million) from KB Kookmin Bank and other banks (see note 15(b) payment guarantees).

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

15.	Contingent Liabilities and Commitments, Continued

Collateral

The details of the collateral provided by the Company are as follows:

(In millions of won)
Collateral	Carrying amount	Maximum bond amount	Secured creditor	Collateral borrowings amount
Property plant and equipment and others	~~W~~472,408	1,200,000	LG Electronics Inc.	1,000,000
Property plant and equipment and others	75,004	326,400	Korea Development Bank and others	204,000
Property plant and equipment and others (*)	246,974	780,000	Korea Development Bank and others	520,000

(*)

The carrying amount of collateral asset, amounting to ~~W~~246,974 million, includes collateral asset of ~~W~~75,004 million for collateral borrowings of ~~W~~204,000 million from Korea Development Bank and other banks.

The details of the collateral received are as follows:

(In millions of won and CNY)
Collateral	Carrying amount	Maximum bond amount	Secured creditor	Collateral borrowings amount
Deposits in banks and others(*)	CNY 1,820	346,626	Shinhan Bank and others	300,000

(*)	The Company receives Deposits in banks and others as collateral from LG Display Nanjing Co., Ltd.

Commitments for asset acquisition

The amount committed to acquire property, plant, equipment and intangible assets not recognized on the financial statements as of June 30, 2024 is ~~W~~478,188 million.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

16.	Share Capital and Share Premium

The total number of shares to be issued by the Company is 500,000,000 shares, the number of shares issued is 500,000,000 shares (December 31, 2023: 357,815,700 shares), and the par value per share is ~~W~~5,000.

The Company conducted a paid-in capital increase based on the resolution of the board of directors on December 18, 2023, and the newly issued shares were listed on the Korea Exchange (KRX) on March 26, 2024.

With the new shares of common stock, the share capital increased by ~~W~~710,921 million to ~~W~~2,500,000 million.

Classification	Description
Purpose	Facility capital, operating capital and debt repayment
Type of shares issued	Common stock
Number of shares issued	142,184,300 shares
The amount per shares	~~W~~9,090

The capital surplus consists of share premium and due to the capital increase during the six-month period ended June 30, 2024, the share premium increased by ~~W~~569,893 million to ~~W~~2,821,006 million.

17.	Revenue

Details of revenue for the three-month and six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)
	For the three-month periods ended June 30			For the six-month periods ended June 30
	2024		2023	2024	2023
Sales of goods	~~W~~	6,103,508	4,315,745	11,229,167	8,246,807
Royalties		10,593	4,370	13,273	7,180
Others		8,122	9,139	16,801	17,364

Total	~~W~~	6,122,223	4,329,254	11,259,241	8,271,351

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

18.	The Nature of Expenses

The classification of expenses by nature for the three-month and six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)
	For the three-month periods ended June 30			For the six-month periods ended June 30
	2024		2023	2024	2023
Changes in inventories	~~W~~	134,406	63,021	(353,305)	54,784
Purchases of raw materials and others		2,699,100	2,337,637	4,583,434	4,368,897
Depreciation and amortization		839,525	534,276	1,614,758	1,078,057
Outsourcing		1,538,303	1,553,837	3,759,187	3,153,424
Labor		633,862	624,157	1,295,072	1,255,305
Supplies and others		156,066	165,713	313,598	327,265
Utility		250,542	204,409	502,146	413,357
Fees and commissions		88,388	96,685	192,301	204,543
Shipping		15,615	9,400	30,843	18,386
Advertising		16,410	17,719	30,689	35,383
Warranty		26,593	17,287	24,304	22,934
Travel		10,380	13,581	23,835	25,666
Taxes and dues		18,841	17,072	38,168	33,492
Others		180,610	230,947	472,631	451,299

Total	~~W~~	6,608,641	5,885,741	12,527,661	11,442,792

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

19.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month and six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)
	For the three-month periods ended June 30			For the six-month periods ended June 30
	2024		2023	2024	2023
Salaries	~~W~~	55,758	61,068	117,431	123,856
Expenses related to defined benefit plans		5,331	5,795	10,706	11,536
Other employee benefits		12,670	13,178	25,211	26,696
Shipping		5,269	4,647	10,648	8,579
Fees and commissions		31,399	39,505	80,176	85,069
Depreciation and amortization		39,152	40,472	77,219	77,899
Taxes and dues		1,289	2,358	2,393	3,368
Advertising		16,410	17,719	30,689	35,383
Warranty		26,593	17,287	24,304	22,934
Insurance		2,509	2,246	4,654	4,764
Travel		1,803	2,746	4,510	6,597
Training		1,701	1,877	5,310	5,567
Others		14,533	11,729	28,219	27,988

Total	~~W~~	214,417	220,627	421,470	440,236

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

20.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month and six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)
	For the three-month periods ended June 30			For the six-month periods ended June 30
	2024		2023	2024	2023
Foreign currency gain	~~W~~	268,477	180,722	605,708	429,062
Gain on disposal of property, plant and equipment		38,725	6,883	43,978	22,600
Gain on disposal of intangible assets		25	470	25	470
Reversal of impairment loss on property, plant and equipment		3,697	—	3,697	—
Reversal of impairment loss on intangible assets		14	—	14	122
Rental income		447	489	897	983
Others		127	3,148	978	3,642

Total	~~W~~	311,512	191,712	655,297	456,879

(b)	Details of other non-operating expenses for the three-month and six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)
	For the three-month periods ended June 30			For the six-month periods ended June 30
	2024		2023	2024	2023
Foreign currency loss	~~W~~	396,528	264,624	945,015	680,172
Loss on disposal of property, plant and equipment		23,471	21,560	40,262	54,558
Impairment loss on property, plant and equipment		4,438	1,250	71,227	4,947
Loss on disposal of intangible assets		157	51	350	55
Impairment loss on intangible assets		—	19,373	49,996	21,802
Others		471	12,709	3,884	12,743

Total	~~W~~	425,065	319,567	1,110,734	774,277

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

21.	Finance Income and Finance Costs

Finance income and costs recognized in profit or loss for the three-month and six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)
	For the three-month periods ended June 30			For the six-month periods ended June 30
	2024		2023	2024	2023
Finance income
Interest income	~~W~~	5,825	3,888	8,805	8,508
Dividend income		219,667	1,871,996	220,337	1,887,196
Foreign currency gain		6,329	24,148	18,009	51,490
Gain on transaction of derivatives		98,047	56,165	183,219	85,090
Gain on valuation of derivatives		5,257	—	65,041	266,460
Others		1,885	1,782	3,786	3,505

Total	~~W~~	337,010	1,957,979	499,197	2,302,249

Finance costs
Interest expense	~~W~~	176,026	95,997	322,885	170,212
Foreign currency loss		145,700	27,935	289,992	136,212
Loss on sale of trade accounts and notes receivable		19	—	228	230
Loss on valuation of financial assets at fair value through profit or loss		—	—	—	7,776
Loss on valuation of derivatives		1,375	8,456	2,082	220,018
Others		2,675	3,156	5,415	3,792

Total	~~W~~	325,795	135,544	620,602	538,240

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

22.	Income Tax Benefit

(a)	Details of income tax benefit for the three-month and six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)
	For the three-month periods ended June 30			For the six-month periods ended June 30
	2024		2023	2024	2023
Current tax expense	~~W~~	11,223	84,068	11,687	84,261
Deferred tax benefit		(38,235)	(348,103)	(281,578)	(766,302)

Income tax benefit	~~W~~	(27,012)	(264,035)	(269,891)	(682,041)

(b)	Deferred tax assets and liabilities:

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced when sufficient estimated future taxable income is not probable to realize part or all of that deferred tax assets. The Company’s deferred tax assets and liabilities may differ from actual refundable or payable amount.

Deferred tax assets and liabilities as of June 30, 2024 and December 31, 2023 are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	June 30, 2024		December 31, 2023	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Other accounts receivable, net	~~W~~	—	—	(22)	(61)	(22)	(61)
Inventories, net		32,617	28,607	—	—	32,617	28,607
Defined benefits assets, net		—	—	(74,195)	(89,753)	(74,195)	(89,753)
Accrued expenses		81,071	93,511	—	—	81,071	93,511
Property, plant and equipment		384,394	389,828	—	—	384,394	389,828
Intangible assets		31,549	10,504	—	—	31,549	10,504
Provisions		33,645	39,586	—	—	33,645	39,586
Subsidiaries and associates		89,033	89,033	(10,839)	(10,839)	78,194	78,194
Other temporary differences		20,408	22,977	(8,559)	(11,444)	11,849	11,533
Tax loss carryforwards		2,937,695	2,677,340	—	—	2,937,695	2,677,340
Tax credit carryforwards		153,555	148,215	—	—	153,555	148,215

Deferred tax assets (liabilities)	~~W~~	3,763,967	3,499,601	(93,615)	(112,097)	3,670,352	3,387,504

(c)	Global Minimum Tax

Under Pillar Two legislation, the Company is liable to pay a top-up tax for the difference between the GloBE effective tax rate per jurisdiction and the 15% minimum rate. The Company has assessed its impact of the Pillar Two legislation on its financial statements. As a result of the assessment, the Company has no current tax expenses related to Pillar Two legislation for the six-month period ended June 30, 2024.

.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

23.	Earnings (Loss) per Share

(a)	Basic earnings (loss) per share for the three-month and six-month periods ended June 30, 2024 and 2023 are as follows:

(In won and number of shares)
	For the three-month periods ended June 30			For the six-month periods ended June 30
	2024		2023	2024	2023
Profit (loss) for the period	~~W~~	(533,207,452,957)	457,070,561,277	(1,409,652,231,123)	(948,683,688,458)
Weighted-average number of common stocks outstanding		500,000,000	380,884,673	442,188,801	380,884,673

Basic earnings (loss) per share	~~W~~	(1,066)	1,200	(3,188)	(2,491)

Due to paid-in capital increase during the three-month period ended March 31, 2024, the number of outstanding shares has increased. The weighted-average number of common shares outstanding for previous period has been adjusted considering a bonus element in a rights issue to existing shareholders during the three-month period ended March 31, 2024.

(b)	Diluted Earnings (Loss) per share

The Company has no potential dilutive ordinary shares, and accordingly, basic earnings (loss) per share is identical to diluted earnings (loss) per share.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

24.	Financial Risk Management

The Company is exposed to credit risk, liquidity risk and market risk. The Company identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, JPY, etc.

Interest on borrowings is accrued in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Company, primarily KRW and USD.

The Company adopts policies to ensure that its net exposure is kept to a manageable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In respect of monetary assets and liabilities denominated in foreign currencies, the Company manages currency risk through continuously managing the position of foreign currencies, measuring the currency risk and, if necessary, using derivatives such as currency forwards, currency swap and others.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

24.	Financial Risk Management, Continued

i)	Exposure to currency risk

The Company’s exposure to primarily foreign currency risk based on notional amounts as of June 30, 2024 and December 31, 2023 is as follows:

(In millions)	Net exposure
	June 30, 2024	December 31, 2023
USD	(4,062)	(3,898)
JPY	(14,165)	(16,840)

Net exposure is the difference between foreign currency assets and liabilities and it includes derivatives assets and liabilities from cross currency interest rate swap contracts and forward exchange contracts.

Cross currency interest rate swap contracts, USD 400 million (2023: USD 500 million) and CNY 726 million (2023: CNY 345 million) were entered into to manage currency risk with respect to foreign currency denominated borrowings and USD 1,205 million (2023: USD 1,430 million) were entered into to manage currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

Forward exchange contracts, USD 1,050 million (2023: USD 1,200 million) were entered into to manage currency risk with respect to advances received in foreign currency.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

24.	Financial Risk Management, Continued

Average exchange rates applied for the six-month periods ended June 30, 2024 and 2023 and the exchange rates at June 30, 2024 and December 31, 2023 are as follows:

(In won)	Average rate		Reporting date spot rate
	2024	2023	June 30, 2024	December 31, 2023
USD	1,349.50	1,295.29	1,389.20	1,289.40
JPY	8.88	9.62	8.64	9.13

ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated in a foreign currency as of June 30, 2024 and December 31, 2023, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	June 30, 2024			December 31, 2023
	Equity		Profit or loss	Equity		Profit or loss
USD (5 percent weakening)	~~W~~	(217,537)	(217,537)	~~W~~	(193,758)	(193,758)
JPY (5 percent weakening)		(4,718)	(4,718)		(5,925)	(5,925)

A stronger won against the above currencies as of June 30, 2024 and December 31, 2023 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

iii)	Fair value hedging derivatives

In relation to advances received that are dominated in foreign currency, the Company uses derivative instruments to hedge change of fair value due to foreign currency exchange rate changes. As of June 30, 2024, there is no ineffective portion of the gain or loss on valuation of derivatives to which change of fair value hedging accounting has been applied and gain on valuation amounting to ~~W~~110,267 million, respectively, (contracted buying amount: USD 1,050 million, contracted exchange rate: ~~W~~1,289.11~1,310.08) are recognized in profit or loss.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

24.	Financial Risk Management, Continued

(ii)	Interest rate risk

Interest rate risk arises principally from the Company’s variable interest-bearing bonds and borrowings. The Company establishes and applies its policy to reduce uncertainty arising from fluctuations in interest rates and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Company entered into cross currency interest rate swap contracts amounting to USD 1,205 million (~~W~~1,673,986 million) and interest rate swap contracts amounting to ~~W~~960,000 million in notional amount to manage interest rate risk with respect to variable interest bearing borrowings.

i)	Profile

The interest rate profile of the Company’s interest-bearing financial instruments as of June 30, 2024 and December 31, 2023 is as follows:

(In millions of won)
	June 30, 2024		December 31, 2023
Fixed rate instruments
Financial assets	~~W~~	118,597	354,502
Financial liabilities		(5,328,057)	(6,156,590)

Total	~~W~~	(5,209,460)	(5,802,088)

Variable rate instruments
Financial liabilities	~~W~~	(5,775,526)	(3,545,515)

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of June 30, 2024 and December 31, 2023, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following 12 month periods. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)
	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
June 30, 2024
Variable rate instruments (*)	~~W~~	(44,518)	44,518	(44,518)	44,518
December 31, 2023
Variable rate instruments (*)	~~W~~	(27,329)	27,329	(27,329)	27,329

(*)	Financial instruments related to non-hedging interest rate swap are included in the calculation.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

24.	Financial Risk Management, Continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers.

The Company’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Company establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Company recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	June 30, 2024		December 31, 2023
Financial assets at amortized cost
Cash equivalents	~~W~~	98,597	334,502
Deposits in banks		20,011	20,011
Trade accounts and notes receivable, net		4,129,402	3,077,901
Non-trade receivables		156,991	108,769
Accrued income		7,257	242
Deposits		9,432	8,538
Loans		50,604	59,884

Subtotal	~~W~~	4,472,294	3,609,847

Financial assets at fair value through profit or loss
Convertible securities	~~W~~	1,838	1,838
Derivatives		180,740	169,703

Subtotal	~~W~~	182,578	171,541

Financial assets effective for fair value hedging
Derivatives		74,216	—

Total	~~W~~	4,729,088	3,781,388

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

24.	Financial Risk Management, Continued

In addition to the financial assets above, as of June 30, 2024, the Company provides payment guarantees to LG Display Vietnam Haiphong, Co., Ltd. in connection with the principal amount of credit facilities amounting to USD 1,332 million (~~W~~1,849,951 million) (see note 15).

Trade accounts and notes receivable are insured in order for the Company to manage credit risk if they do not meet the Company’s internal credit ratings. Uninsured trade accounts and notes receivable are managed by continuous monitoring of internal credit rating standards established by the Company and seeking insurance coverage, if necessary.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Company does not generate sufficient cash flows from operations to meet its capital requirements, the Company may rely on other financing activities, such as long-term borrowings and offerings of debt instruments, equity-linked and other debt instruments. In addition, the Company maintains a line of credit with various banks.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

24.	Financial Risk Management, Continued

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of June 30, 2024.

(In millions of won)			Contractual cash flows in
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	9,684,641	10,467,838	1,708,852	4,267,672	2,285,324	2,155,015	50,975
Bonds		1,418,942	1,497,827	319,330	631,767	206,837	339,893	—
Trade accounts and notes payable		8,940,796	8,940,796	8,663,285	277,511	—	—	—
Other accounts payable		1,167,249	1,170,088	1,074,051	96,037	—	—	—
Other accounts payable (enterprise procurement cards) (*1)		657,694	657,694	153,281	504,413	—	—	—
Long-term other accounts payable		314,483	363,985	—	—	94,480	181,985	87,520
Payment guarantee (*2)		18,448	2,114,604	2,114,604	—	—	—	—
Security deposits received		155,342	188,156	2,730	130	2,820	182,476	—
Lease liabilities		13,900	14,660	3,659	4,655	3,665	2,504	177

Derivative financial liabilities
Derivatives	~~W~~	11,603	(15,025)	(17,218)	1,493	2,215	(1,515)	—
Cash outflow		—	387,810	35,057	50,808	139,040	162,905	—
Cash inflow		—	(402,835)	(52,275)	(49,315)	(136,825)	(164,420)	—

Total	~~W~~	22,383,098	25,400,623	14,022,574	5,783,678	2,595,341	2,860,358	138,672

(*1)

Represents liabilities payable to credit card companies for utility expenses and others paid using enterprise procurement cards. The Company presented the payable to credit card companies as other accounts payable and disclosed related cash flows as operating and investing activities since the Company is using the enterprise procurement cards through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no collateral is provided.

Change in liabilities related to procurement cards for the six-month period ended June 30, 2024 is as follows:

(In millions of won)
	January 1, 2024		Change	June 30, 2024
Other accounts payable (enterprise procurement cards)	~~W~~	1,092,180	(434,486)	657,694

(*2)	Contractual cash flows of payment guarantee represents the maximum amount to the earliest period that the Company could be required to pay the guarantee amount.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

24.	Financial Risk Management, Continued

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2023.

(In millions of won)			Contractual cash flows in
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	8,213,962	8,868,714	2,482,724	1,313,880	3,351,277	1,720,833	—
Bonds		1,488,143	1,597,741	111,169	319,011	642,996	524,565	—
Trade accounts and notes payable		8,993,964	8,993,964	8,788,397	205,567	—	—	—
Other accounts payable		1,242,109	1,244,637	1,178,845	65,792	—	—	—
Other accounts payable (enterprise procurement cards) (*1)		1,092,180	1,092,180	938,899	153,281	—	—	—
Long-term other accounts payable		343,845	398,451	—	—	114,783	175,358	108,310
Payment guarantee (*2)		20,613	2,182,973	2,182,973	—	—	—	—
Security deposits received		153,316	190,275	3,120	4,550	1,040	181,565	—
Lease liabilities		14,400	15,014	6,145	5,953	1,838	916	162

Derivative financial liabilities
Derivatives	~~W~~	63,526	45,705	18,781	3,988	12,474	10,462	—
Cash outflow		—	1,385,858	657,325	47,527	510,676	170,330	—
Cash inflow		—	(1,340,153)	(638,544)	(43,539)	(498,202)	(159,868)	—
Fair value hedging derivatives		36,052	36,052	1,514	5,878	20,282	8,378	—

Total	~~W~~	21,662,110	24,665,706	15,712,567	2,077,900	4,144,690	2,622,077	108,472

(*1)

Represents liabilities payable to credit card companies for purchase of raw material and others paid using enterprise procurement cards. The Company presented the payable to credit card companies as other accounts payable and disclosed related cash flows as operating and investing activities since the Company is using the enterprise procurement cards through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no collateral is provided.

Change in liabilities related to procurement cards for the year ended December 31, 2023 is as follows:

(In millions of won)
	January 1, 2023		Change	December 31, 2023
Other accounts payable (enterprise procurement cards)	~~W~~	935,739	156,441	1,092,180

(*2)	Contractual cash flows of payment guarantee represents the maximum amount to the earliest period that the Company could be required to pay the guarantee amount.

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

24.	Financial Risk Management, Continued

(d)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
	June 30, 2024		December 31, 2023
Total liabilities	~~W~~	24,654,051	24,050,857
Total equity		5,548,448	5,681,555
Cash and deposits in banks (*1)		118,597	354,502
Borrowings (including bonds)		11,103,583	9,702,105
Total liabilities to equity ratio		444%	423%
Net borrowings to equity ratio (*2)		198%	165%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities and others) less cash and current deposits in banks by total equity.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

24.	Financial Risk Management, Continued

(e)	Determination of fair value

(i)	Measurement of fair value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i)	Current assets and liabilities

The carrying amounts approximate their fair value because of the short maturity of these instruments.

ii)	Trade receivables and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of current receivables approximate their fair value.

iii)	Investments in equity and debt securities

The fair value of marketable financial assets at FVTPL and FVOCI is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using the results of fair value assessment performed by external valuation institutions and others.

iv)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

v)	Derivatives

The inputs used to measure the fair value of currency forward and cross currency interest rate swap are calculated based on the exchange rates and interest rates observable in the market at the reporting date.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

24.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed separate interim statements of financial position as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)	June 30, 2024			December 31, 2023
	Carrying amounts		Fair values	Carrying amounts	Fair values
Financial assets at amortized cost
Cash and cash equivalents	~~W~~	98,597	(*1)	334,502	(*1)
Deposits in banks		20,011	(*1)	20,011	(*1)
Trade accounts and notes receivable		4,129,402	(*1)	3,077,901	(*1)
Non-trade receivables		156,991	(*1)	108,769	(*1)
Accrued income		7,257	(*1)	242	(*1)
Deposits		9,432	(*1)	8,538	(*1)
Loans		50,604	(*1)	59,884	(*1)
Financial assets at fair value through profit or loss
Equity securities	~~W~~	3,967	3,967	3,967	3,967
Convertible securities		1,838	1,838	1,838	1,838
Derivatives		180,740	180,740	169,703	169,703
Financial assets effective for fair value hedging
Derivatives	~~W~~	74,216	74,216	—	—
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	11,603	11,603	63,526	63,526
Financial liabilities effective for fair value hedging
Derivatives	~~W~~	—	—	36,052	36,052
Financial liabilities at amortized cost
Borrowings	~~W~~	9,684,641	9,749,130	8,213,962	8,248,441
Bonds		1,418,942	1,421,845	1,488,143	1,479,725
Trade accounts and notes payable		8,940,796	(*1)	8,993,964	(*1)
Other accounts payable		2,139,426	(*1)	2,678,134	(*1)
Payment guarantee liabilities		18,448	(*1)	20,613	(*1)
Security deposits received		155,342	(*1)	153,316	(*1)
Other financial liabilities
Lease liabilities	~~W~~	13,900	(*2)	14,400	(*2)

(*1)	Excluded from disclosures as the carrying amount approximates fair value.
(*2)	Excluded from the fair value disclosures in accordance with Korean IFRS 1107 ‘Financial Instruments: Disclosures’.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

24.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

Financial instruments carried at fair value are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii)	Valuation techniques and inputs for Assets and Liabilities measured by the fair value hierarchy

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)	June 30, 2024				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Financial assets at fair value through profit or loss
Equity securities	~~W~~	—	—	3,967	Discounted cash flow, etc.	Discount rate and Estimated cash flow, etc.
Convertible securities		—	—	1,838	Blended discount model and binominal option pricing model	Discount rate, stock price and volatility
Derivatives		—	180,740	—	Discounted cash flow	Discount rate and Exchange rate
Financial assets effective for fair value hedging
Derivatives		—	74,216	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	11,603	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities effective for fair value hedging
Derivatives		—	—	—	Discounted cash flow	Discount rate and Exchange rate

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

24.	Financial Risk Management, Continued

(In millions of won)	December 31, 2023				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Financial assets at fair value through profit or loss
Equity securities	~~W~~	—	—	3,967	Discounted cash flow, etc.	Discount rate and Estimated cash flow, etc.
Convertible securities		—	—	1,838	Blended discount model and binominal option pricing model	Discount rate, stock price and volatility
Derivatives		—	169,703	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	63,526	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities effective for fair value hedging
Derivatives		—	36,052	—	Discounted cash flow	Discount rate and Exchange rate

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

24.	Financial Risk Management, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)	June 30, 2024				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	9,749,130	Discounted cash flow	Discount rate
Bonds		—	—	1,421,845	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2023
Classification	Level 1		Level 2	Level 3	Valuation technique	Input
Liabilities
Borrowings	~~W~~	—	—	8,248,441	Discounted cash flow	Discount rate
Bonds		—	—	1,479,725	Discounted cash flow	Discount rate

iv)	The interest rates applied for determination of the above fair value as of June 30, 2024 and December 31, 2023 are as follows:

	June 30, 2024	December 31, 2023
Borrowings, bonds and others	3.96%~4.44%	4.60%~5.02%

v)

There is no transfer between Level 1, Level 2 and Level 3 for the six-month periods ended June 30, 2024 and 2023, and the changes in financial assets classified as Level 3 of fair value measurements for the six-month periods ended June 30, 2024 and 2023 is as follows:

(In millions of won) Classification	January 1, 2024		Valuation	June 30, 2024
Equity securities	~~W~~	3,967	—	3,967
Convertible securities		1,838	—	1,838

(In millions of won) Classification	January 1, 2023		Valuation	June 30, 2023
Equity securities	~~W~~	10,484	(7,776)	2,708
Convertible securities		1,797	—	1,797

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

25.	Cash flow information

(a)	The breakdown of the cash generated from the operation for the six-month periods ended June 30, 2024 and 2023 is as follows:

(In millions of won)
	2024		2023
Loss for the period	~~W~~	(1,409,652)	(948,684)

Adjustments for:
Income tax benefit (Note 22)	~~W~~	(269,891)	(682,041)
Depreciation and amortization (Note 18)		1,614,758	1,078,057
Gain on foreign currency translation		(177,088)	(100,576)
Loss on foreign currency translation		375,966	194,838
Expenses related to defined benefit plans (Note 13)		66,803	73,768
Gain on disposal of property, plant and equipment		(43,978)	(22,600)
Loss on disposal of property, plant and equipment		40,262	54,558
Impairment loss on property, plant and equipment		71,227	4,947
Reversal of impairment loss on property, plant and equipment		(3,697)	—
Gain on disposal of intangible assets		(25)	(470)
Loss on disposal of intangible assets		350	55
Impairment loss on intangible assets		49,996	21,802
Reversal of impairment loss on intangible assets		(14)	(122)
Expense on increase (decrease) of provisions		24,304	22,934
Finance income		(493,613)	(2,265,657)
Finance costs		611,323	531,755
Other		(6,373)	(6,758)

Changes in:
Trade accounts and notes receivable	~~W~~	(1,158,380)	(972,361)
Other accounts receivable		(65,922)	53,935
Inventories		(353,305)	54,784
Other current assets		(20,245)	51,387
Other non-current assets		(4,560)	(7,119)
Proceeds from settlement of derivatives		10,733	—
Trade accounts and notes payable		(310,806)	(244,252)
Other accounts payable		(183,526)	(278,693)
Accrued expenses		1,434	(93,239)
Provisions		(51,226)	(71,777)
Advances received		(8,164)	(7,357)
Other current liabilities		(23,276)	(33,519)
Defined benefit liabilities, net		(7,459)	(26,948)
Long-term advances received		—	1,580,222
Other non-current liabilities		1,880	2,742

Cash generated from operations	~~W~~	(1,722,164)	(2,036,389)

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

25.	Cash flow information, Continued

(b)	Changes in liabilities arising from financing activities for the six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)
				Non-cash transactions
	January 1, 2024		Cash flows from financing activities	Gain or loss on foreign currency translation	Interest expense	Others	June 30, 2024
Short-term borrowings	~~W~~	1,428,213	1,391,254	108,285	—	—	2,927,752
Payment guarantee liabilities		20,613	3,739	—	—	(5,904)	18,448
Long-term borrowings		6,785,749	(198,881)	167,860	2,161	—	6,756,889
Bonds		1,488,143	(80,000)	9,938	861	—	1,418,942
Lease liabilities		14,400	(7,012)	—	—	6,512	13,900

Total	~~W~~	9,737,118	1,109,100	286,083	3,022	608	11,135,931

(In millions of won)
				Non-cash transactions
	January 1, 2023		Cash flows from financing activities	Gain or loss on foreign currency translation	Interest expense	Others	June 30, 2023
Short-term borrowings	~~W~~	1,952,289	157,285	19,492	—	—	2,129,066
Payment guarantee liabilities		19,241	2,206	—	—	3,464	24,911
Long-term borrowings		5,660,105	1,169,774	95,252	1,509	2,867	6,929,507
Bonds		1,448,746	35,276	4,567	841	167	1,489,597
Lease liabilities		5,952	(6,485)	—	—	11,533	11,000

Total	~~W~~	9,086,333	1,358,056	119,311	2,350	18,031	10,584,081

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

26.	Related Parties and Others

(a)	Related parties

Related parties as of June 30, 2024 are as follows:

Classification	Description
Subsidiaries(*)	LG Display America, Inc. and others

Associates(*)	Paju Electric Glass Co., Ltd. and others

Entity that has significant influence over the Company	LG Electronics Inc.

Subsidiaries of the entity that has significant influence over the Company	Subsidiaries of LG Electronics Inc.

(*)	Details of subsidiaries and associates are described in Note 8.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

26.	Related Parties and Others, Continued

(b) Major transactions with related parties for the six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)	2024
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Others
Subsidiaries
LG Display America, Inc.	~~W~~	6,467,124	—	—	—	18
LG Display Japan Co., Ltd.		468,831	—	—	—	175
LG Display Germany GmbH		662,116	—	—	—	14,133
LG Display Taiwan Co., Ltd.		1,244,226	—	—	—	989
LG Display Nanjing Co., Ltd.		48,523	—	824,665	—	6,544
LG Display Shanghai Co., Ltd.		275,466	—	—	—	7
LG Display Guangzhou Co., Ltd.		13,575	—	716,543	—	7,160
LG Display Shenzhen Co., Ltd.		330,283	—	—	—	—
LG Display Yantai Co., Ltd.		—	—	115,149	—	809
LG Display (China) Co., Ltd.		1,074	219,667	658,301	—	1,693
LG Display Singapore Pte. Ltd.		706,674	—	—	—	27,285
L&T Display Technology (Fujian) Limited		61,140	—	—	—	32
Nanumnuri Co., Ltd.		136	470	—	—	11,986
LG Display Guangzhou Trading Co., Ltd.		200,911	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		94,038	—	1,530,875	—	17,602
Suzhou Lehui Display Co., Ltd.		54,419	—	1,829	—	—
LG Display High-Tech (China) Co., Ltd.		407	—	1,147,779	—	1,128

Subtotal	~~W~~	10,628,943	220,137	4,995,141	—	89,561

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

26.	Related Parties and Others, Continued

(In millions of won)	2024
				Purchase and others
	Sales and Others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Others
Associates
WooRee E&L Co., Ltd.	~~W~~	—	—	297	—	15
AVATEC Co., Ltd.		—	200	45,294	—	2,743
Paju Electric Glass Co., Ltd.		—	—	116,875	—	4,043
YAS Co., Ltd.		—	—	4,217	1,160	3,278
Material Science Co., Ltd.		—	—	—	—	888

Subtotal	~~W~~	—	200	166,683	1,160	10,967

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	182,594	—	6,154	34,083	74,007

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

26.	Related Parties and Others, Continued

(In millions of won)	2024
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Others
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	24,190	—	—	—	179
LG Electronics Vietnam Haiphong Co., Ltd.		89,714	—	—	—	4,231
LG Electronics Reynosa S.A. DE C.V.		11,758	—	—	—	394
LG Electronics do Brasil Ltda.		8,025	—	—	—	210
LG Electronics RUS, LLC		—	—	—	—	4,005
LG Electronics Egypt S.A.E		9,565	—	—	—	15
LG Innotek Co., Ltd.		5,016	—	1	—	41,122
P.T. LG Electronics Indonesia		13,033	—	—	—	588
Others		5	—	—	—	8,141

Subtotal	~~W~~	161,306	—	1	—	58,885

Total	~~W~~	10,972,843	220,337	5,167,979	35,243	233,420

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

26.	Related Parties and Others, Continued

(In millions of won)	2023
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Others
Subsidiaries
LG Display America, Inc.	~~W~~	4,727,413	—	—	—	4
LG Display Japan Co., Ltd.		414,709	—	—	—	235
LG Display Germany GmbH		505,849	—	—	—	34,318
LG Display Taiwan Co., Ltd.		700,902	—	—	—	730
LG Display Nanjing Co., Ltd.		51,213	425,666	803,410	—	10,215
LG Display Shanghai Co., Ltd.		224,715	—	—	—	—
LG Display Guangzhou Co., Ltd.		16,489	1,042,837	651,833	—	8,862
LG Display Shenzhen Co., Ltd.		151,450	—	—	—	—
LG Display Yantai Co., Ltd.		8	345,527	93,221	—	1,194
LG Display (China) Co., Ltd.		321	57,966	560,465	—	713
LG Display Singapore Pte. Ltd.		464,954	—	—	—	81
L&T Display Technology (Fujian) Limited		61,075	—	—	—	89
Nanumnuri Co., Ltd.		119	—	—	—	11,825
LG Display Guangzhou Trading Co., Ltd.		172,463	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		11,407	—	1,221,981	—	14,648
Suzhou Lehui Display Co., Ltd.		40,283	—	29,011	—	17
LG Display High-Tech (China) Co., Ltd.		4,530	—	1,598,142	—	2,301

Subtotal	~~W~~	7,547,900	1,871,996	4,958,063	—	85,232

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

26.	Related Parties and Others, Continued

(In millions of won)	2023
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Others
Associates	~~W~~
WooRee E&L Co., Ltd.		—	—	258	—	1
AVATEC Co., Ltd.		—	—	19,569	—	3,710
Paju Electric Glass Co., Ltd.		—	15,200	74,815	—	1,405
YAS Co., Ltd.		—	—	4,127	6,960	3,138
Material Science Co., Ltd.		—	—	—	—	59

Subtotal	~~W~~	—	15,200	98,769	6,960	8,313

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	100,479	—	6,404	28,344	70,460

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

26.	Related Parties and Others, Continued

(In millions of won)	2023
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Others
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	22,387	—	—	—	136
LG Electronics Vietnam Haiphong Co., Ltd.		253,065	—	—	—	387
LG Electronics Reynosa S.A. DE C.V.		14,973	—	—	—	357
LG Electronics do Brasil Ltda.		11,233	—	—	—	62
LG Electronics RUS, LLC		—	—	—	—	613
LG Electronics Egypt S.A.E		14,680	—	—	—	37
LG Innotek Co., Ltd.		3,186	—	14	—	49,478
P.T. LG Electronics Indonesia		13,876	—	—	—	1,169
Others		9	—	9	—	10,315

Subtotal	~~W~~	333,409	—	23	—	62,554

Total	~~W~~	7,981,788	1,887,196	5,063,259	35,304	226,559

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

26.	Related Parties and Others, Continued

(c) Balances of receivables and payables from transaction with related parties as at June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	June 30, 2024		December 31, 2023	June 30, 2024	December 31, 2023
Subsidiaries
LG Display America, Inc.	~~W~~	1,766,907	1,817,773	12	4
LG Display Japan Co., Ltd.		274,795	134,107	4	26
LG Display Germany GmbH		391,873	50,322	9,823	3,234
LG Display Taiwan Co., Ltd.		768,545	60,663	44	96
LG Display Nanjing Co., Ltd.		3,115	2,869	1,494,671	1,796,033
LG Display Shanghai Co., Ltd.		88,133	241,039	5	—
LG Display Guangzhou Co., Ltd.		1,380	205	1,661,105	1,241,145
LG Display Guangzhou Trading Co., Ltd.		165,183	287,296	—	—
LG Display Shenzhen Co., Ltd.		107,185	75,709	—	—
LG Display Yantai Co., Ltd.		—	1	144,673	228,364
LG Display (China) Co., Ltd.		2,177	2,452	772,989	451,003
LG Display Singapore Pte. Ltd.		132,502	24,171	483,886	3
L&T Display Technology (Fujian) Limited		21,380	24,690	122,089	103,501
Nanumnuri Co., Ltd.		—	—	2,458	2,316
LG Display Vietnam Haiphong Co., Ltd.		21,310	23,402	916,902	1,180,951
Suzhou Lehui Display Co., Ltd.		5,685	24,829	—	2,532
LG Display High-Tech (China) Co., Ltd.		45,131	34,268	1,602,653	1,730,516

Subtotal	~~W~~	3,795,301	2,803,796	7,211,314	6,739,724

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

26.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	June 30, 2024		December 31, 2023	June 30, 2024	December 31, 2023
Associates
WooRee E&L Co., Ltd.	~~W~~	476	695	85	645
AVATEC Co., Ltd.		—	—	5,988	4,775
Paju Electric Glass Co., Ltd.		—	—	57,130	56,136
YAS Co., Ltd.		—	—	3,631	7,875
Material Science Co., Ltd.		—	—	704	118

Subtotal	~~W~~	476	695	67,538	69,549

Entity that has significant influence over the Company
LG Electronics Inc. (*1)	~~W~~	149,717	62,027	1,060,291	1,044,258

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

26.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	June 30, 2024		December 31, 2023	June 30, 2024	December 31, 2023
Subsidiaries of the entity that has significant influence over the Company
LG Innotek Co., Ltd. (*2)	~~W~~	2,097	2,521	212,517	211,476
LG Electronics Reynosa S.A. DE C.V		2,583	3,814	44	109
LG Electronics India Pvt. Ltd.		10,807	2,013	—	35
LG Electronics Vietnam Haiphong Co., Ltd.		29,720	76,952	107	211
LG Electronics RUS, LLC		—	—	55	203
LG Electronics Egypt S.A.E		3,561	369	3	1
P.T. LG Electronics Indonesia		3,436	3,771	56	108
Others		1,581	6,122	2,677	1,811

Subtotal	~~W~~	53,785	95,562	215,459	213,954

Total	~~W~~	3,999,279	2,962,080	8,554,602	8,067,485

(*1)	Trades accounts and notes payable and others for LG Electronics Inc. as of June 30, 2024 and December 31, 2023 includes long-term borrowings of ~~W~~1,000,000 million (see Note 12.(3)).
(*2)	Trade accounts and note payable and others for LG Innotek Co., Ltd. as of June 30, 2024 and December 31, 2023 Includes deposits received amount ~~W~~180,000 million from lease agreement.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

26.	Related Parties and Others, Continued

(d)	Significant financial transactions and others with related parties for the six-month periods ended June 30, 2024 and 2023, is as follows:

	2024
(In millions of won)	Company Name	Borrowings		Collection of loans
Subsidiary	LG Display Singapore Pte. Ltd.	~~W~~	1,989,054	—
Associates	WooRee E&L Co., Ltd		—	219

For the six-month period ended June 30, 2024, the Company contributed ~~W~~5,140 million in cash for the capital increase of LG DISPLAY FUND I LLC and decreased by ~~W~~81,200 million as a result of acquisition and disposal of Money Market Trust in addition to the above transactions.

	2023
(In millions of won)	Company Name	Borrowings
Entity that has significant influence over the Company	LG Electronics Inc.	~~W~~	1,000,000

The Company entered into a loan agreement with LG Electronics Inc. on March 27, 2023 for a total borrowing amount of ~~W~~1,000,000 million, and received ~~W~~650,000 million on March 30, 2023 and ~~W~~350,000 million on April 20, 2023.

For the six-month period ended June 30, 2023, the Company contributed ~~W~~2,549 million in cash for the capital increase of LG DISPLAY FUND I LLC.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

26.	Related Parties and Others, Continued

(e)	Large Enterprise Group Transactions

According to the ‘Related Party Disclosures’ under the Korean IFRS 1024, although not included in the scope of related parties, the major transaction details with the Large Enterprise Group subsidiaries and their affiliates, as well as the amounts of receivables and payables for the six-month periods ended June 30, 2024 and 2023 and as of June 30, 2024 and December 31, 2023, in accordance with the Monopoly Regulation and Fair Trade Act, are as follows:

(In millions of won)
	For the six-month period ended June 30, 2024			June 30, 2024
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Uplus Corp.	~~W~~	105,300	1,579	—	547
LG Chem Ltd. and its subsidiaries		233	222,280	125	185,333
D&O Corp. and its subsidiaries (*1)		141	34,163	—	61,439
LG Corp. (*2)		—	28,992	7,557	7,521
LG Management Development Institute		—	13,288	—	582
LG CNS Co., Ltd. and its subsidiaries		—	67,320	—	30,047
HS AD Inc. (formerly, G2R Inc.) and its subsidiaries		—	4,314	—	1,589
Robostar Co., Ltd.		—	41	—	36
LG Household & health Care, Ltd		—	—	—	9

Total	~~W~~	105,674	371,977	7,682	287,103

(*1)

Among the matters related to D&O Corp. (formerly S&I Corporation Co., Ltd.) and its subsidiaries, S&I Corporation Co., Ltd. and Xi C&A Co., Ltd. were excluded from the large corporate group as of March 19, 2024 and reflected based on the transaction amount for the three-month period ended March 31, 2024.

(*2)

According to the lease agreement signed with LG Corp., the recognized lease liabilities as of June 30, 2024 are ~~W~~4,458 million, and the lease liabilities are not included in the amount of ‘Trade accounts and notes payable and others’ above. The lease repayment for the six-month period ended June 30, 2024 amounts to ~~W~~4,834 million.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

26.	Related Parties and Others, Continued

(In millions of won)
	For the six-month period ended June 30, 2023			December 31, 2023
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Uplus Corp.	~~W~~	—	1,248	—	206
LG Chem Ltd. and its subsidiaries		155	167,193	18	155,312
D&O Corp. and its subsidiaries		153	299,849	—	69,503
LG Corp. (*1)		1,891	22,832	16,261	5,575
LG Management Development Institute		—	21,885	—	543
LG CNS Co., Ltd. and its subsidiaries		—	76,890	—	89,939
HS AD Inc.(formerly, G2R Inc.) and its subsidiaries (*2)		—	9,382	—	5,687
Robostar Co., Ltd.		—	502	—	217

Total	~~W~~	2,199	599,781	16,279	326,982

(*1)

According to the lease agreement signed with LG Corp., the recognized lease liabilities as of December 31, 2023 are ~~W~~8,493 million, and the lease liabilities are not included in the amount of ‘Trade accounts and notes payable and others’ above. The lease repayment for the six-month period ended June 30, 2023 amounts to ~~W~~ 5,340 million.

(*2)	G2R Inc. changed its name to HS AD Inc. on July 1, 2023.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

26.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensation costs of key management for six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Short-term benefits	~~W~~	1,197	1,139
Expenses related to the defined benefit plan		483	177

	~~W~~	1,680	1,316

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

(g)	At the end of the reporting period, the Company did not set an allowance for doubtful accounts on the balance of receivables for related parties.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: August 14, 2024	By:	/s/ Kyu Dong Kim
(Signature)
	Name:	Kyu Dong Kim
	Title:	Vice President / Finance & Risk Management Division